As filed with the Securities and Exchange Commission on July 29, 2026

Securities Act File No. 333-261593

1940 Act File No. 811-23763

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No. ___ Post-Effective Amendment No. 4	☒
and REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 5	☒

FIRST TRUST REAL ASSETS FUND

(Exact Name of Registrant as Specified in Charter)

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

(Address of Principal Executive Offices)

414-299-2270

(Registrant’s Telephone Number)

Ann Maurer

235 West Galena Street

Milwaukee, WI 53212

(Name and Address of Agent for Service)

Copy to:

Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

215-988-2700

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED PUBLIC OFFERING:

AS SOON AS PRACTICABLE AFTER THE DATE ON WHICH THIS REGISTRATION STATEMENT BECOMES EFFECTIVE

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.
☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☐	Immediately upon filing pursuant to paragraph (b)
☒	On July 31, 2026 pursuant to paragraph (b)
☐	60 days after filing pursuant to paragraph (a)
☐	On (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .
☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .
☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934).
☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.
☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

FIRST TRUST REAL ASSETS FUND

PROSPECTUS

Class A Shares (FTRDX)

Class I Shares (FTREX)

July 31, 2026

First Trust Real Assets Fund (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a non-diversified, closed-end management investment company that operates as an interval fund.

The Fund operates under an Amended and Restated Agreement and Declaration of Trust (“Declaration of Trust”) dated June 15, 2022 (the “Declaration of Trust”). First Trust Capital Management L.P. serves as the investment adviser (the “Investment Adviser” or “FTCM”) of the Fund. Sardis Group, LLC serves as the sub-adviser to the Fund (the “Sub-Adviser”). The Investment Adviser and Sub-Adviser are investment advisers registered with the Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended. The Fund has elected to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). The Fund currently offers shares of beneficial interest (the “Shares”) in two separate share classes: Class A Shares and Class I Shares.

Total Offering(1)

	Class A Shares	Class I Shares
Public Offering Price	Current Net Asset Value	Current Net Asset Value

Sales Charge (Load)(2) as a percentage of purchase amount	4.50%	0.00%

Proceeds to Fund(3)	Current Net Asset Value Minus Sales Charge	Current Net Asset Value

(1)	First Trust Portfolios L.P. (the “Distributor”) acts as the principal underwriter of the Fund’s Shares. An indefinite amount of Shares is being offered on a commercially reasonable efforts basis through the Distributor and may also be offered through other brokers or dealers that have entered into selling agreements with the Distributor. The Investment Adviser pays the Distributor out of its own resources a fee for certain distribution-related services. The Investment Adviser, the Distributor and/or its affiliates may make payments to selected affiliated or unaffiliated third parties (including the parties who have entered into selling agreements with the Distributor) from time to time in connection with the distribution of Shares and/or the servicing of holders of Shares (“Shareholders”) and/or the Fund. These payments will be made out of the Investment Adviser’s Distributor’s and/or their respective affiliates’ own assets and will not represent an additional charge to the Fund. The amount of such payments may be significant in amount and the prospect of receiving any such payments may provide such third parties or their employees with an incentive to favor sales of Shares of the Fund over other investment options. See “DISTRIBUTOR.” The minimum initial investment in Class A Shares by any investor is $1,000 and the minimum initial investment in Class I Shares by any investor is $1,000. However, the Fund, in its sole discretion, may accept investments below this minimum. See “Fund Summary — The Offering.”

(2)	Investments in Class A Shares of the Fund are sold subject to a sales charge of up to 4.50% of the investment. For some investors, the sales charge may be waived or reduced. The full amount of the sales charge may be reallowed to brokers or dealers participating in the offering. Your financial intermediary may impose additional charges when you purchase Shares of the Fund. See “Fund Summary — The Offering.”

(3)	The Fund’s offering expenses are described under “FUND FEES AND EXPENSES” below.

Investment Objective. The Fund’s investment objective is to achieve long-term real return through current income and long-term capital appreciation. Real return is total return after adjusting for inflation. There can be no assurance that the Fund will achieve its investment objective or that the Fund’s investment strategies will be successful.

Investment Strategies. Under normal circumstances, the Fund seeks to achieve its investment objective by allocating at least 80% of its net assets (plus the amount of any borrowings for investment purposes, to real assets and real asset companies (together, “Real Asset Related Investments”), including any cash and cash equivalents held to cover unfunded commitments. Real assets are defined by the Fund as physical or tangible assets. The Fund’s cash and cash equivalents held to cover unfunded commitments to make equity investments in certain Real Asset Related Investments that the Fund reasonably expects to be called in the future are counted for purposes of measuring compliance with the 80% policy.

The 80% policy may be changed by the Board without the vote of a majority (as defined in the Investment Company Act) of the Fund’s outstanding Shares upon at least 60 days’ prior written notice to shareholders as long as (i) the Fund conducts a repurchase offer with at least 60 days’ prior notice of the policy change, (ii) the offer is not oversubscribed, and (iii) the Fund purchases shares at their net asset value.

The Fund seeks to obtain exposure to Real Asset Related Investments by investing principally in (i) private funds that primarily invest in real assets and real asset companies (“Private Investment Vehicles”); (ii) real estate investment trusts (“REITs”), including wholly-owned and controlled subsidiaries of the Fund that are REITs (“Sub-REITs”) that invest in real assets; (iii) publicly traded equity and debt securities related to real assets or issued by real asset companies (“Real Asset Securities”); and (iv) private debt instruments of real asset companies. The Fund may also seek exposure to Real Asset Related Investments by investing through a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands (the “Cayman Subsidiary”), which may invest in commodity futures contracts and exchange-traded commodity-linked instruments to obtain indirect exposure to certain real assets. The notional value of the Fund’s investments in derivative instruments will be used for purposes of determining compliance with the Fund’s 80% policy.

The Fund’s investment program is speculative and entails substantial risks, including the risks typically associated with real estate and other real assets. There can be no assurance that the Fund’s investment objective will be achieved or that its investment program will be successful. Investors should consider the Fund as a supplement to an overall investment program and should invest only if they are willing to undertake the risks involved. Investors could lose some or all of their investment. (See “PRINCIPAL RISK FACTORS” BEGINNING ON PAGE 21).

Interval Fund: The Fund has an interval fund structure pursuant to which the Fund, subject to applicable law, conducts quarterly repurchase offers for no less than 5% and not more than 25% of the Fund’s Shares outstanding at NAV. While the quarterly repurchase offer is expected to be 5%, the amount of each quarterly repurchase offer may be 5% to 25%, subject to approval of the Board of Trustees (the “Board” and each of the trustees on the Board, a “Trustee”). It is also possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their Shares repurchased. There is no assurance that you will be able to tender your Shares when or in the amount that you desire. The Fund’s Shares are not listed, and the Fund does not currently intend to list its Shares for trading on any national securities exchange. There is not expected to be any secondary trading market in the Shares. The Shares are, therefore, not marketable. Even though the Fund will make quarterly repurchase offers to repurchase a portion of the Shares to try to provide liquidity to shareholders, you should consider the Shares to be illiquid. (See “PRINCIPAL RISK FACTORS - Limited Liquidity/Repurchase Offers”, “TENDER OFFERS/OFFERS TO REPURCHASE”, and “TENDER/REPURCHASE PROCEDURES”).

This prospectus (the “Prospectus”) applies to the public offering of two separate classes of shares of beneficial interest (“Shares”) of the Fund, designated as Class A (“Class A Shares”) and Class I (“Class I Shares”).

The Fund commenced a public offering of the Class I Shares in May 2022 and has publicly offered Class I Shares in a continuous offering since that time. Class A Shares have been publicly offered in a continous offering since December 2024. The Shares are generally offered for purchase on any business day, which is any day the New York Stock Exchange is open for business, in each case subject to any applicable sales charges and other fees, as described herein. The Shares will be issued at net asset value (“NAV”) per Share. No Shareholder has the right to require the Fund to redeem its Shares.

This Prospectus concisely provides information that you should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Fund’s statement of additional information (the “SAI”), dated July 31, 2026, has been filed with the SEC. You may request a free copy of this Prospectus, the SAI, annual and semi-annual reports, and other information about the Fund, and make inquiries without charge by writing to the Fund, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212, by calling the Fund toll-free at (877) 779-1999, or by accessing the Investment Adviser’s website at https://www.FirstTrustCapital.com. The information on the Investment Adviser’s website is not incorporated by reference into this Prospectus and investors should not consider it a part of this Prospectus. The SAI is incorporated by reference into this Prospectus in its entirety. You may also obtain copies of the SAI, and the annual and semi-annual reports of the Fund, as well as other information about the Fund on the SEC’s website at https://www.sec.gov. The address of the SEC’s internet site is provided solely for the information of prospective investors and is not intended to be an active link.

Shares are an illiquid investment.

●	The Fund does not intend to list the Shares on any securities exchange and the Fund does not expect a secondary market in the Shares to develop.

●	You should not expect to be able to sell your Shares (other than through the limited repurchase process), regardless of how the Fund performs.

●	Although the Fund is required to and has implemented a Share repurchase program, only a limited number of Shares will be eligible for repurchase by the Fund.

●	You should consider that you may not have access to the money you invest for an indefinite period of time.

●	An investment in the Shares is not suitable for you if you need foreseeable access to the money you invest.

●	Because you will be unable to sell your Shares or have them repurchased immediately, you will find it difficult to reduce your exposure on a timely basis during a market downturn.

●	The Fund, the Sub-REITs and any Private Investment Vehicles may utilize borrowings and financial leverage and significant risks may be assumed as a result. See “Risk Factors – Leverage Risk.”

●	The Fund’s investments in Private Investment Vehicles are subject to additional risks, including layered fees, reduced regulatory protections, limited liquidity and limited transparency, which may negatively impact a Fund’s performance.

●	The amount of distributions that the Fund may pay, if any, is uncertain. The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by the Fund.

●	An investor will pay a sales load of up to 4.50% on the amounts they invest. If you pay the maximum aggregate 4.50% sales load, you must experience a total return on your net investment of 4.71% in order to recover these expenses.

Neither the SEC nor any state securities commission has determined whether this Prospectus is truthful or complete, nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

You should not construe the contents of this Prospectus or the SAI as legal, tax, or financial advice. You should consult with your own professional advisers as to legal, tax, financial, or other matters relevant to the suitability of an investment in the Fund. You should rely only on the information contained in this Prospectus. The Fund has not authorized anyone to provide you with different information. You should not assume that the information provided in this Prospectus is accurate as of any date other than the date shown below.

The Fund’s Shares do not represent a deposit or an obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

THE FUND’S PRINCIPAL UNDERWRITER IS FIRST TRUST PORTFOLIOS L.P.

The date of this Prospectus is July 31, 2026

FUND SUMMARY

This is only a summary and does not contain all of the information that investors should consider before investing in the Fund. Investors should review the more detailed information appearing elsewhere in this Prospectus and SAI, especially the information set forth under the heading “Principal Risk Factors.”

The Fund and the Shares

First Trust Real Assets Fund (the “Fund”) is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and. organized as a Delaware statutory trust on December 8, 2021. First Trust Capital Management L.P. serves as the investment adviser (the “Investment Adviser”) to the Fund and provides day-to-day investment management services to the Fund. The Fund is non-diversified, which means that under the Investment Company Act, it is not limited in the percentage of its assets that it may invest in any single issuer of securities. The Fund is an appropriate investment only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

The Fund offers two separate classes of shares of beneficial interest (“Shares”) designated as Class A (“Class A Shares”) and Class I (“Class I Shares”). Class A Shares and Class I Shares are subject to different fees and expenses. The Fund may offer additional classes of Shares in the future.

The Fund has satisfied and intends to continue to satisfy the diversification requirements necessary to qualify as a regulated investment company (alternatively, “RIC”) under the Code, which generally requires that, at the end of each quarter: (1) at least 50% of the Fund’s total assets are invested in (i) cash and cash items (including receivables), Federal Government securities and securities of other regulated investment companies; and (ii) securities of separate issuers, each of which amounts to no more than 5% of the Fund’s total assets (and no more than 10% of the issuer’s outstanding voting shares); and (2) no more than 25% of the Fund’s total assets are invested in (i) securities (other than Federal Government securities or the securities of other regulated investment companies) of any one issuer; (ii) the securities (other than the securities of other regulated investment companies) of two or more issuers which the Fund controls and which are engaged in the same or similar trades or businesses; or (iii) the securities of one or more qualified publicly traded partnerships. To continue to qualify as a RIC, the Fund must also satisfy other applicable requirements, including restrictions on the kinds of income that the Fund can earn and requirements that the Fund distribute most of its income to shareholders each year.

Investment Objective and Strategies	The Fund’s investment objective is to achieve long-term real return through current income and long-term capital appreciation. Real return is total return after adjusting for inflation. There can be no assurance that the Fund will achieve its investment objective or that the Fund’s investment strategies will be successful.

Under normal circumstances, the Fund seeks to achieve its investment objective by allocating at least 80% of its net assets (plus the amount of any borrowings for investment purposes, to real assets and real asset companies (together, “Real Asset Related Investments”), including any cash and cash equivalents held to cover unfunded commitments. Real assets are defined by the Fund as physical or tangible assets. The Fund’s cash and cash equivalents held to cover unfunded commitments to make equity investments in certain Real Asset Related Investments that the Fund reasonably expects to be called in the future are counted for purposes of measuring compliance with the 80% policy.

The 80% policy may be changed by the Board without the vote of a majority (as defined in the Investment Company Act) of the Fund’s outstanding Shares upon at least 60 days’ prior written notice to shareholders as long as (i) the Fund conducts a repurchase offer with at least 60 days’ prior notice of the policy change, (ii) the offer is not oversubscribed, and (iii) the Fund purchases shares at their net asset value.

The Fund seeks to obtain exposure to Real Asset Related Investments by investing principally in (i) private funds that primarily invest in real assets and real asset companies (“Private Investment Vehicles”); (ii) real estate investment trusts (“REITs”), including wholly-owned and controlled subsidiaries of the Fund that are REITs (“Sub-REITs”) that invest in real assets; (iii) publicly traded equity and debt securities related to real assets or issued by real asset companies (“Real Asset Securities”); and (iv) private debt instruments of real asset companies. The Fund may also seek exposure to Real Asset Related Investments by investing through a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands (the “Cayman Subsidiary”), which may invest in commodity futures contracts and exchange-traded commodity-linked instruments to obtain indirect exposure to certain real assets. The notional value of the Fund’s investments in derivative instruments will be used for purposes of determining compliance with the Fund’s 80% policy.

In addition, the Fund may make investments through one or more direct and indirect wholly-owned domestic subsidiaries (each a “Domestic Subsidiary” and collectively the “Domestic Subsidiaries”). Such Domestic Subsidiaries will not be registered under the Investment Company Act; however, the Fund will wholly own and control any Domestic Subsidiary. The Domestic Subsidiaries will be advised by the Investment Adviser. The Board of Trustees of the Fund (the “Board”) has oversight responsibility for the investment activities of the Fund, including its investment in any Domestic Subsidiary, and the Fund's role as sole direct or indirect shareholder of any Domestic Subsidiary. To the extent applicable to the investment activities of a Domestic Subsidiary, the Subsidiary will follow the same compliance policies and procedures as the Fund. The Fund will “look through” any such Domestic Subsidiary to determine compliance with its investment policies. See “MANAGEMENT OF DOMESTIC SUBSIDIARIES”.

The Fund and Investment Adviser have been granted an order of exemptive relief from the SEC (the “Order”) that permits the Fund to participate in certain negotiated investments alongside other funds managed by the Investment Adviser or certain of its affiliates outside the parameters of Section 17 of the Investment Company Act, subject to certain conditions. The Fund could be limited in its ability to invest in certain investments in which the Investment Adviser or any of its affiliates are investing or are invested.

The Fund's direct and indirect investments, including through the Private Investment Vehicles, in the securities of non-U.S. issuers shall not exceed in the aggregate 50% of the Fund's total assets. Investments in non-U.S. issuers will be primarily in developed markets located in Europe. The Fund may invest up to 15% of its total assets in securities that are either rated, or which have credit characteristics substantially the same as those rated, below investment grade (commonly referred to as "high yield" securities or "junk bonds").

During temporary defensive periods, for up to 90 consecutive days, the Fund may deviate from its investment policies and objective. During such periods, the Fund may invest up to 100% of its total assets in cash or cash equivalents, including short- or intermediate-term U.S. Treasury securities, as well as other short-term investments, including high quality, short-term debt securities. There can be no assurance that such techniques will be successful. Accordingly, during such periods, the Fund may not achieve its investment objective. The Investment Adviser may choose not to take such temporary defensive positions, even in very adverse or volatile conditions.

The Investment Adviser and Sub-Adviser	First Trust Capital Management L.P. serves as the investment adviser (the “Investment Adviser” or “FTCM”) of the Fund. The Investment Adviser provides day-to-day investment management services to the Fund, including selecting Sub-Advisers and determining the Fund’s assets to allocate to each Sub-Adviser. Its principal place of business is located at 225 W. Wacker Drive, Suite 2160, Chicago, Illinois 60606. The Investment Adviser is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). As of June 30, 2026, the Investment Adviser had approximately $14.7 billion of assets under management.

Each Sub-Adviser selected by the Investment Adviser, subject to shareholder approval, will be primarily responsible for its investment strategy and the day-to-day management of the Fund’s assets allocated to its by the Investment Adviser. Currently, Sardis Group, LLC serves as the sub-adviser to the Fund (the “Sub-Adviser”). The Sub-Adviser is registered as an investment adviser with the SEC under the Advisers Act. Its principal place of business is located at 4200 Northside Parkway, Building 4, Suite 300, Atlanta, GA 30327. As of June 30, 2026, approximately $730.84 million of assets were under the management of the Sub-Adviser and its affiliates.

See “Management of the Fund” below.

The Administrator	The Fund has retained UMB Fund Services, Inc. (the “Administrator”) to provide certain administrative services, including performing all actions related to the issuance and repurchase of Shares of the Fund. The Fund compensates the Administrator for these services and reimburses the Administrator for certain out-of-pocket expenses. See “Fees and Expenses” below.

Fees and Expenses	The Fund bears its own operating expenses (including, without limitation, its offering expenses not paid by the Investment Adviser). A more detailed discussion of the Fund’s expenses can be found under “FUND EXPENSES.”

Investment Management Fee. The Fund pays the Investment Adviser a management fee (the “Investment Management Fee”) in consideration of the advisory services provided by the Investment Adviser to the Fund. The Fund pays the Investment Adviser at an annual rate of 1.35%, payable monthly in arrears, based upon the Fund’s net assets as of month-end. The Investment Management Fee is paid to the Investment Adviser before giving effect to any repurchase of Shares in the Fund effective as of that date and will decrease the net profits or increase the net losses of the Fund. The Sub-Adviser receives a sub-advisory fee, which is paid by the Investment Adviser out of the Investment Management Fee. See “INVESTMENT MANAGEMENT FEE.”

Administration Fee. The Fund pays the Administrator an annual fee calculated as a percentage of the Fund’s net assets and decreasing as assets reach certain levels. In addition, the Fund pays the Administrator its pro-rata share, based on combined assets under management, of an annual relationship-level base fee paid by all registered investment companies advised by the Investment Adviser and serviced by the Administrator (together with the asset-based fee, the “Administration Fee”). This Administration Fee generally covers fund administration, fund accounting, tax regulation and compliance, transfer agent and recordkeeping, and custody administration services provided by the Administrator or its affiliates. The Administration Fee is paid to the Administrator out of the assets of the Fund, and therefore decreases the net profits or increases the net losses of the Fund. The Fund also reimburses the Administrator for certain out-of-pocket expenses incurred by the Administrator or its affiliates for services provided to the Fund. See “ADMINISTRATION.”

Pursuant to exemptive relief from the SEC, the Fund has adopted a Distribution and Service Plan with respect to Class A Shares and Class I Shares in compliance with Rule 12b-1 under the Investment Company Act. Under the Distribution and Service Plan, the Fund is permitted to pay to qualified recipients (i) for each Class of Shares a Shareholder Servicing Fee of up to 0.25% on an annualized basis of the aggregate net assets of the Fund attributable to the Class and (ii) for Class A Shares a Distribution Fee of up to 0.75% on an annualized basis of the aggregate net assets attributable to Class A Shares (together, the “Distribution and Servicing Fee”). The Distribution and Servicing Fee is paid out of the Fund’s assets attributable to the applicable Class and decreases the net profits or increases the net losses of such Class. It is estimated that Shareholders will pay 0.75% of the net asset value of the Class A Shares for marketing and distribution expenses, and 0.11% and 0.11% of the net asset value of the Class A Shares and Class I Shares, respectively, for shareholder servicing expense. Prior to any reduction for any fees and expenses, including, without limitation, the Distribution and Servicing Fee payable. See “DISTRIBUTION AND SERVICE PLAN.”

The Investment Adviser has entered into an expense limitation and reimbursement agreement (the “Expense Limitation and Reimbursement Agreement”) with the Fund, whereby the Investment Adviser has agreed to waive fees that it would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses) do not exceed 2.40% and 1.65% of the average daily net assets of Class A Shares and Class I Shares, respectively (the “Expense Limit”) through April 29, 2027. After this date the Expense Limitation and Reimbursement Agreement will automatically renew for consecutive one-year terms unless terminated by the Fund or the Investment Adviser upon 30 days’ advance written notice. For a period not to exceed three years from the date on which a Waiver is made, the Investment Adviser may recoup amounts waived or assumed, provided the Fund is able to effect such recoupment without causing the Fund’s expense ratio (after recoupment) to exceed the lesser of (i) the expense limit in effect at the time of the waiver and (ii) the expense limit in effect at the time of the recoupment See “FUND EXPENSES.”

Fees of the Underlying Managers	As an investor in pooled investment vehicles (“Private Investment Vehicles”), the Fund will indirectly bear asset-based fees and may indirectly bear performance-based fees or allocations charged by the investment advisers to the Investment Funds (the “Underlying Managers”). Such fees and performance-based compensation are in addition to the fees that are charged by the Investment Adviser to the Fund and allocated to the Fund. Generally, fees payable to Underlying Managers of Investment Funds will range from 0.75% to 1.60% (annualized) of the average net asset value (“NAV”) of the Fund’s investment. In addition, certain Underlying Managers of Private Investment Vehicles charge an incentive allocation or fee generally ranging from 0% to 35% of an Investment Fund’s net profits, although it is possible that such ranges may be exceeded for certain Underlying Managers. An investor in the Fund bears a proportionate share of the expenses of the Fund.

The Offering

The minimum initial investment in the Fund by any investor in either the Class A Shares or Class I Shares is $1,000 and the minimum additional investment in the Fund by any Shareholder is $1,000. However, the Fund, in its sole discretion, may accept investments below these minimums. The Shares are offered in a continuous offering. Shares will generally be offered for purchase on each business day, except that Shares may be offered more or less frequently as determined by the Board in its sole discretion. Once a prospective investor’s purchase order is received, a confirmation is sent to the investor. Potential investors should send subscription funds by wire transfer pursuant to instructions provided to them by the Fund. Subscriptions are generally subject to the receipt of cleared funds on or prior to the acceptance date set by the Fund and notified to prospective investors.

A prospective investor must submit a completed investor application on or prior to the acceptance date set by the Fund. The Fund reserves the right to reject, in its sole discretion, any request to purchase Shares in the Fund at any time. The Fund also reserves the right to suspend or terminate offerings of Shares at any time at the Board’s discretion.

Investments in Class A Shares of the Fund may be subject to a sales charge of up to 4.50% of the subscription amount. The full amount of the sales charge may be reallowed to brokers or dealers participating in the offering. Your financial intermediary may impose additional charges when you purchase Shares of the Fund.

Distribution Policy	The Fund intends to make quarterly distributions to its shareholders equal to 5% annually of the Fund’s NAV per Share (the “Distribution Policy”). This predetermined dividend rate may be modified by the Board from time to time, and increased to the extent of the Fund’s investment company taxable income that it is required to distribute in order to maintain its status as a RIC.

If, for any distribution, available cash is less than the amount of this predetermined dividend rate, then assets of the Fund will be sold and such disposition may generate additional taxable income. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as the net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt interest income and net capital gains, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Payments in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in each Share. After such adjusted tax basis is reduced to zero, the payment would constitute capital gain (assuming the Shares are held as capital assets). This distribution policy may, under certain circumstances, have adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell securities at a time it would not otherwise do so in order to manage the distribution of income and gain.

The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each period. Section 19(a) of the Investment Company Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. As required under the Investment Company Act, the Fund will provide a notice to shareholders at the time of a payment or distribution when such does not consist solely of net income. Additionally, each payment will be accompanied by a written statement which discloses the source or sources of each payment. The Internal Revenue Service (the “IRS”) requires you to report these amounts, excluding returns of capital, (such amounts will be reported by the Fund to shareholders on IRS Form 1099) on your income tax return for the year declared. The Fund will provide disclosures, with each payment, that estimates the percentages of the current and year-to-date payments that represent (1) net investment income, (2) capital gains and (3) return of capital. At the end of the year, the Fund may be required under applicable law to re-characterize payments made previously during that year among (1) ordinary income, (2) capital gains and (3) return of capital for tax purposes. Nevertheless, persons who periodically receive payments may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any payment from the Fund is net profit.

The Board reserves the right to change the Distribution Policy from time to time.

Dividend Reinvestment Program

The Fund has a dividend reinvestment plan (the “DRIP”). Unless a Shareholder elects to receive cash by contacting the Fund’s Administrator, UMB Fund Services, Inc. at 1-877-779-1999 or 235 West Galena Street, Milwaukee, WI 53212, all dividends and/or capital gains distributions declared on Shares will be automatically reinvested in full and fractional Shares at the Fund’s then-current NAV. Shareholders who elect not to participate in the DRIP will receive all dividends and capital gains distributions in cash paid by check mailed directly to the shareholder of record or via electronic funds transfer (or, if the Shares are held in street or other nominee name, then to such nominee) by the Administrator as dividend disbursing agent. Participation in the DRIP is completely voluntary and may be terminated or resumed at any time without penalty by notice if such notice is received and processed by the Administrator prior to the dividend record date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution. Such notice will be effective with respect to a particular dividend or other distribution (together, a “Dividend”). Some brokers or dealers may automatically elect to receive cash on behalf of Shareholders who hold their Shares in the broker or dealer’s name and may re-invest that cash in additional Shares. Reinvested Dividends will increase the Fund’s assets on which the Investment Management Fee is payable to the Investment Adviser.

A Shareholder receiving Shares under the DRIP instead of cash distributions may still owe taxes and, because Fund Shares are generally illiquid, may need other sources of funds to pay any taxes due. The Fund reserves the right to cap the aggregate amount of any income dividends and/or capital gain distributions that are made in cash (rather than being reinvested) at a total amount of not less than 20% of the total amount distributed to Shareholders. In the event that Shareholders submit elections in aggregate to receive more than the cap amount of such a distribution in cash, any such cap amount will be pro-rated among those electing Shareholders.

All correspondence or questions concerning the Plan should be directed to the Fund’s Administrator, UMB Fund Services, Inc. at 1-877-779-1999 or 235 West Galena Street, Milwaukee, WI 53212.

Repurchase Offers	The Fund provides a limited degree of liquidity to the Shareholders by conducting repurchase offers quarterly with a Valuation Date (as defined below) on or about January 22, April 22, July 22 and October 22 of each year. In each repurchase offer, the Fund may offer to repurchase its Shares at their NAV as determined as of approximately January 22, April 22, July 22 and October 22, of each year, as applicable (each, a “Valuation Date”). Each repurchase offer will be for no less than 5% of the Fund’s Shares outstanding, but if the value of Shares tendered for repurchase exceeds the value the Fund intended to repurchase, the Fund may determine to repurchase less than the full number of Shares tendered. In such event, Shareholders will have their Shares repurchased on a pro rata basis, and tendering Shareholders will not have all of their tendered Shares repurchased by the Fund. Shareholders tendering Shares for repurchase will be asked to give written notice of their intent to do so by the date specified in the notice describing the terms of the applicable repurchase offer. See “TENDER OFFERS/OFFERS TO REPURCHASE.”

Risk Factors

The Fund is subject to substantial risks — including market risks, strategy risks and risks associated with investments in Private Investment Vehicles and REITs. The Fund is also subject to the risks associated with the investment strategies employed by the Investment Adviser and Sub-Adviser, which may include general real estate risks, infrastructure, timberland and agriculture/farmland risks, and precious metals risks. While the Investment Adviser and Sub-Adviser will attempt to moderate any risks, there can be no assurance that the Fund’s investment activities will be successful or that the investors will not suffer losses. The Investment Adviser and Sub-Adviser may not have any control over the Underlying Managers and there can be no assurances that the Underlying Managers will manage their Private Investment Vehicles in a manner consistent with the Fund’s investment objective. Additionally, some Private Investment Vehicles may not be registered as investment companies under the Investment Company Act and, therefore, the Fund may not be entitled to the various protections afforded by the Investment Company Act with respect to its investments in those Private Investment Vehicles. There may also be certain conflicts of interest relevant to the management of the Fund, arising out of, among other things, activities of the Investment Adviser and Sub-Adviser and their respective affiliates and employees with respect to the management of accounts for other clients as well as the investment of proprietary assets. Prospective investors should review carefully the “PRINCIPAL RISK FACTORS” section of this Prospectus. An investment in the Fund should only be made by investors who understand the risks involved and who are able to withstand the loss of the entire amount invested.

Accordingly, the Fund should be considered a speculative investment, and you should invest in the Fund only if you can sustain a complete loss of your investment. The Fund should be considered an illiquid investment. Shareholders will not be able to redeem Shares on a daily basis because the Fund is a closed-end fund operating as an interval fund. The Fund’s Shares are not traded on an active market and there is currently no secondary market for the Shares, nor does the Fund expect a secondary market in the Shares to develop. However, limited liquidity may be available through the quarterly repurchase offers described in this Prospectus. Past results of the Investment Adviser, its principals, and the Fund are not indicative of future results. See “PRINCIPAL RISK FACTORS.”

Summary of Taxation	The Fund has elected and intends to maintain its RIC status each year. As a RIC, the Fund will generally not be subject to federal corporate income tax, provided that when it is a RIC, it distributes out substantially all of its income and gains each year. The Investment Funds may be subject to taxes, including withholding taxes, attributable to investments of the Investment Funds. U.S. investors in the Fund are not expected to be entitled to a foreign tax credit with respect to any of those taxes. See “TAXES.”

FUND FEES AND EXPENSES

The following tables describe the aggregate fees and expenses that the Fund expects to incur and that the Shareholders can expect to bear, either directly or indirectly, through an investment in the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in Class A Shares. More information about these and other discounts is available from your financial professional and in the section titled “Purchasing Shares” beginning on page 57 of this Prospectus.

SHAREHOLDER TRANSACTION EXPENSES:	Class A Shares	Class I Shares
Maximum Sales Charge (Load) (as a percentage of subscription amount) (1)	4.50%	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested) (1)	1.25%	None

ANNUAL EXPENSES: (As a Percentage of Net Assets Attributable to Shares)(2)
Management Fee(3)	1.35%	1.35%
Distribution Fee(4)	0.75%	0.00%
Shareholder Servicing Fee(4)	0.25%	0.25%
Commitment Fees, Excise Tax, and Unused Line of Credit Fees	0.19%	0.19%
Acquired Fund Fees and Expenses(5)	0.10%	0.10%
Other Expenses	2.61%	2.61%
Total Annual Expenses(6)	5.25%	4.50%
Less: Amount Paid or Absorbed Under Expense Limitation and Reimbursement Agreement(7)	2.56%	2.56%
Net Annual Expenses(8)	2.69%	1.94%

(1)	Investors in Class A Shares may be charged a sales charge of up to 4.50% of the subscription amount. For Class A Shares, no sales charge applies on investments of $250,000 or more, but a contingent deferred sales charge (“CDSC”) of 1.25% will be imposed on the repurchase of such Shares within 12 months of the date of purchase to the extent a finder’s fee was paid in connection with the purchase.
(2)	This table summarizes the expenses of the Fund and is designed to help investors understand the costs and expenses they will bear, directly or indirectly, by investing in the Fund. For purposes of determining net assets in fee table calculations, derivatives are valued at market value.
(3)	For its provision of advisory services to the Fund, the Investment Adviser receives an annual Management Fee, payable monthly in arrears, equal to 1.35% of the Fund’s net assets determined as of month-end. The Management Fee will be paid to the Investment Adviser before giving effect to any repurchase of Shares in the Fund effective as of that date, and will decrease the net profits or increase the net losses of the Fund. The Investment Adviser pays the Sub-Adviser from the Management Fee it receives from the Fund.
(4)	Pursuant to exemptive relief from the SEC, the Fund offers multiple classes of shares and has adopted a distribution and service plan for Class A Shares and Class I Shares. Investors in each Class of Shares may pay a Shareholder Servicing Fee of up to 0.25% on an annualized basis of the aggregate net assets of the Fund attributable to the Class. Investors in Class A Shares may pay a Distribution Fee of up to 0.75% on an annualized basis of the aggregate net assets attributable to Class A Shares for marketing and distribution expenses. Payment of the Distribution and Servicing Fee is governed by a Distribution and Service Plan that, pursuant to the conditions of the exemptive order issued by the SEC, has been adopted by the Fund with respect to the applicable Class in compliance with Rule 12b-1 under the Investment Company Act. See “DISTRIBUTION AND SERVICE PLAN.” It is estimated that Shareholders will pay 0.75% of the net asset value of the Class A Shares for marketing and distribution expenses, and 0.11% and 0.11% of the net asset value of the Class A Shares and Class I Shares, respectively, for shareholder servicing expense.
(5)	In addition to the Fund’s direct expenses, the Fund indirectly bears a pro-rata share of the expenses of the Investment Funds. Private Investment Funds generally charge, in addition to management fees calculated as a percentage of the average NAV of the Fund’s investment, performance-based fees generally from 0% to 35% of the net capital appreciation in the Private Investment Vehicle’s investment for the year or other measurement period, subject to loss carryforward provisions, as set forth in the respective Private Investment Vehicles’ offering documents. The fees and expenses indicated have been restated to reflect the estimated fees that the Fund is expected to bear based on estimated amounts for during Acquired Fund Fees and Expenses have been restated to reflect the estimated fees that the Fund is expected to bear during the current fiscal year. In the future, these fees and expenses may be substantially higher or lower than reflected, because certain fees are based on the performance of the Private Investment Vehicles, which fluctuates over time. In addition, the Fund’s portfolio composition changes from time to time, which will result in different Acquired Fund Fees and Expenses.

(6)	The Fund’s Total Annual Expenses include the direct fees and expenses of the Fund, as well as the indirect operating costs of Private Investment Vehicles except private REITs (i.e., entities that qualify for exemption under 3(c)(5)(C) of the Investment Company Act).

(7)	The Investment Adviser has entered into an expense limitation and reimbursement agreement (the “Expense Limitation and Reimbursement Agreement”) with the Fund, whereby the Investment Adviser has agreed to waive fees that it would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses) do not exceed 2.40% and 1.65% of the average daily net assets of Class A Shares and Class I Shares, respectively (the “Expense Limit”) through April 29, 2027. Thereafter, the Expense Limitation and Reimbursement Agreement may be terminated by the Fund or the Investment Adviser upon 30 days’ written notice. Unless it is terminated, the Expense Limitation and Reimbursement Agreement will automatically renew for consecutive one-year terms. For a period not to exceed three years from the date on which a Waiver is made, the Investment Adviser may recoup amounts waived or assumed, provided the Fund is able to effect such repayment and remain in compliance with the Expense Limit in effect at the time of such repayment.

(8)	Net Annual Expenses differ from the ratios of expenses to average net assets shown in the financial statements included in the Fund’s annual report, which do not reflect (i) the portion of Acquired Fund Fees and Expenses that represent costs incurred at the Investment Fund level, as required to be disclosed in the above table; and (ii) the current expenses of the Fund.

The purpose of the table above is to assist prospective investors in understanding the various fees and expenses Shareholders will bear directly or indirectly. “Other Expenses,” as shown above, is an estimate based on anticipated investments in the Fund and anticipated expenses for the current fiscal year of the Fund’s operations, and includes, among other things, professional fees and other expenses that the Fund will bear, including initial and ongoing offering costs and fees and expenses of the Administrator and custodian. For a more complete description of the various fees and expenses of the Fund, see “INVESTMENT MANAGEMENT FEE,” “ADMINISTRATION,” “FUND EXPENSES,” and “PURCHASING SHARES.”

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that all distributions are reinvested at NAV and that the percentage amounts listed under annual expenses remain the same in the years shown (except that the example reflects the expense limitation for the one-year period and the first year of each additional period). The assumption in the hypothetical example of a 5% annual return is the same as that required by regulations of the SEC applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Shares.

EXAMPLE

Class A Shares	1 Year	3 Years	5 Years	10 Years
You Would Pay the Following Expenses Based on the Imposition of the 4.50% Sales Charge and a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	$71	$173	$275	$527

Class I Shares	1 Year	3 Years	5 Years	10 Years
You Would Pay the Following Expenses Based on a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	$20	$113	$207	$447

The example is based on the annual fees and expenses of Class A Shares and Class I Shares set out in the table above and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the example. A greater rate of return than that used in the example would increase the dollar amount of the asset-based fees paid by the Fund.

FINANCIAL HIGHLIGHTS

The information contained in the tables below sets forth selected information derived from the Fund's financial statements. With respect to Class A Shares, the information is presented for the fiscal year ended March 31, 2026 and for the period from December 27, 2024 (commencement of operations) through March 31, 2025. With respect to Class I Shares, the information is presented for the fiscal years ended March 31, 2024 through March 31, 2026 and for the period from May 2, 2022 (commencement of operations) through March 31, 2023. Financial statements for the fiscal years ended March 31, 2025 and March 31, 2026 have been audited by Ernst & Young LLP, the Fund’s independent registered public accounting firm. Financial statements for the fiscal period/year ended March 31, 2023 and March 31, 2024 were audited by the Fund’s former independent registered public accounting firm. Ernst & Young LLP’s report, along with the Fund’s financial statements and notes thereto, are included in the Fund’s annual report for the fiscal year ended March 31, 2026 (“Annual Report”), which is incorporated by reference into this Prospectus. You may obtain the Annual Report free of charge by writing to the Fund, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212, by calling the Fund toll-free at (877) 779-1999 or by following the following hyperlink: sec.gov/Archives/edgar/data/1898303/000110465926071929/tm2614874d1_ncsr.htm#tCFH.The information in the table below should be read in conjunction with each of those financial statements and the notes thereto.

First Trust Real Assets Fund
CONSOLIDATED FINANCIAL HIGHLIGHTS
Class A

Per share operating performance.
For a capital share outstanding throughout each period.

	For the Year Ended March 31, 2026	For the Period December 27, 2024* Through March 31, 2025
Net asset value, beginning of period	$9.17	$10.00
Income (Loss) from Investment Operations:
Net investment income (loss)[1]	0.09	0.02
Net realized and unrealized gain (loss) on investments	0.14	(0.85)
Total from investment operations	0.23	(0.83)
Less Distributions:
From net investment income	(0.21)	—
From return of capital	(0.36)	—
Total distributions	(0.57)	—
Net asset value, end of period	$8.83	$9.17 [2]
Total return[3]	2.54%[2]	1.21%[2,4]
Ratios and Supplemental Data:
Net assets, end of period (in thousands)	$34	$10
Ratio of expenses to average net assets:
(including commitment fees, excise tax, deferred tax expense and unused line of credit fees)
Before fees waived and expenses absorbed[5]	4.64%	4.63%[6]
After fees waived and expenses absorbed[5]	2.59%	2.66%[6]
Ratio of net investment income (loss) to average net assets:
(including commitment fees, excise tax, deferred tax expense and unused line of credit fees)
Before fees waived and expenses absorbed	(1.08)%	(1.11)%[6]
After fees waived and expenses absorbed	0.96%	0.86%[6]
Portfolio turnover rate	16%	0%[4]

* Commencement of operations for Class A Shares.

1 Based on average shares outstanding for the period.

2 Includes adjustments in accordance with GAAP and accordingly the returns and net asset value per share for financial reporting may differ from the net asset value per share and returns for shareholder transactions.

3 Total returns would have been lower had expenses not been waived and absorbed by the Investment Adviser. Returns shown include Rule 12b-1 fees of up to 1.00% and do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

4 Not annualized.

5 If commitment fees, excise tax, deferred tax expense and unused line of credit fees had been excluded, the expense ratios would have been lowered by 0.19% and 0.26% for the year ended March 31, 2026 and for the period ended March 31, 2025, respectively.

6 Annualized.

First Trust Real Assets Fund
CONSOLIDATED FINANCIAL HIGHLIGHTS
Class I

Per share operating performance.
For a capital share outstanding throughout each period.

	For the Year Ended March 31, 2026	For the Year Ended March 31, 2025	For the Year Ended March 31, 2024	For the Period May 2, 2022* Through March 31, 2023
Net asset value, beginning of period	$9.20	$9.35	$9.71	$10.00
Income (Loss) from Investment Operations:
Net investment income (loss)[1]	0.16	0.13	0.10	0.25
Net realized and unrealized gain (loss) on investments	0.11	0.18	(0.08)	(0.46)
Total from investment operations	0.27	0.31	0.02	(0.20)
Less Distributions:
From net investment income	(0.21)	(0.06)	(0.23)	(0.09)
From net realized gain	—	—	(0.01)	(0.00)[2]
From return of capital	(0.36)	(0.40)	(0.14)	—
Total distributions	(0.57)	(0.46)	(0.38)	(0.09)
Net asset value, end of period	$8.90	$9.20	$9.35	$9.71
Total return[3]	3.01%	3.47%	0.21%	(2.03)%[4]
Ratios and Supplemental Data:
Net assets, end of period (in thousands)	$13,242	$17,451	$22,142	$22,840
Ratio of expenses to average net assets:
(including commitment fees, excise tax, deferred tax expense and unused line of credit fees)
Before fees waived and expenses absorbed[5]	4.26%	3.67%	3.61%	4.73%[6]
After fees waived and expenses absorbed[5]	1.84%	1.82%	1.65%	1.65%[6]
Ratio of net investment income (loss) to average net assets:
(including commitment fees, excise tax, deferred tax expense and unused line of credit fees)
Before fees waived and expenses absorbed	(0.70)%	(0.41)%	(0.92)%	(0.26)%[6]
After fees waived and expenses absorbed	1.72%	1.44%	1.04%	2.81%[6]
Portfolio turnover rate	16%	6%	32%	2%[4]

* Commencement of operations for Class I Shares.

1 Based on average shares outstanding for the period.

2 Amount represents less than $0.01 per share.

3 Total returns would have been lower had expenses not been waived and absorbed by the Investment Adviser. Returns shown include Rule 12b-1 fees of up to 0.25% and do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

4 Not annualized.

5 If commitment fees, excise tax, deferred tax expense and unused line of credit fees had been excluded, the expense ratios would have been lowered by 0.19%, 0.17%, 0.00% and 0.00%, for the years ended March 31, 2026, March 31, 2025 and 2024 and the period ended March 31, 2023, respectively.

6 Annualized.

USE OF PROCEEDS

The proceeds from the sale of Shares, not including the amount of any sales charges and the Fund’s fees and expenses (including, without limitation, offering expenses not paid by the Investment Adviser), will be invested by the Fund in accordance with the Fund’s investment objective and strategies as soon as practicable, but in no event later than three months after receipt, consistent with market conditions and the availability of suitable investments. Delays in investing the Fund’s assets may occur, for example, because of the time required to complete certain transactions, but any such delay will not exceed three months after the receipt of funds.

Pending the investment of the proceeds of any offering or any other available funds pursuant to the Fund’s investment objective and strategies, a portion of such amounts, which may include a substantial portion of the proceeds of an offering, may be invested in short-term debt securities or money market funds. In addition, subject to applicable law, the Fund may maintain a portion of its assets in cash or short-term securities or money market funds to meet operational needs, for temporary defensive purposes, or to maintain liquidity. The Fund may be prevented from achieving its objective during any period in which the Fund’s assets are not substantially invested in accordance with its principal investment strategies.

INVESTMENT OBJECTIVE AND STRATEGIES

INVESTMENT OBJECTIVE

The Fund’s investment objective is to seek to achieve long-term real return through current income and long-term capital appreciation. Real return is total return after adjusting for inflation. There can be no assurance that the Fund will achieve its investment objective or that the Fund’s investment strategies will be successful.

The Fund’s investment objective is non-fundamental and may be changed by the Board without the approval of shareholders.

INVESTMENT STRATEGIES AND OVERVIEW OF INVESTMENT PROCESS

The Investment Adviser seeks to achieve the Fund’s investment objective by managing a portion of the Fund’s assets directly and by delegating the management of a portion of Fund assets to the Sub-Adviser. The Investment Adviser maintains primary responsibility for allocating Fund assets to the Sub-Adviser and from time to time will select and determine the percentage of Fund assets to allocate to the Sub-Adviser. While the Investment Adviser delegates a portion of the day-to-day management of the Fund’s assets to the Sub-Adviser, the Investment Adviser retains overall supervisory responsibility for the general management and investment of the Fund’s portfolio. The Investment Adviser may, from time to time, reallocate the Fund’s assets among itself and the Sub-Adviser.

Under normal circumstances, the Fund seeks to achieve its investment objective by allocating at least 80% of its net assets (plus the amount of any borrowings for investment purposes, to real assets and real asset companies (together, “Real Asset Related Investments”), including any cash and cash equivalents held to cover unfunded commitments. Real assets are defined by the Fund as physical or tangible assets. The Fund’s cash and cash equivalents held to cover unfunded commitments to make equity investments in certain Real Asset Related Investments that the Fund reasonably expects to be called in the future are counted for purposes of measuring compliance with the 80% policy.

The 80% policy may be changed by the Board without the vote of a majority (as defined in the Investment Company Act) of the Fund’s outstanding Shares upon at least 60 days’ prior written notice to shareholders as long as (i) the Fund conducts a repurchase offer with at least 60 days’ prior notice of the policy change, (ii) the offer is not oversubscribed, and (iii) the Fund purchases shares at their net asset value.

The following provides more information about Real Asset Related Investments, including activities related to real assets.

Real Estate. Real estate investments may relate to existing or newly constructed income-producing properties (such as office, industrial, retail, and multi-family residential properties); raw land; mortgage loans; and real estate companies (companies that have substantial holdings in, or primarily own or manage, real estate; paper, lumber, hotel and entertainment companies; building supply manufacturers; and mortgage lenders and mortgage servicing companies). See “PRINCIPAL RISK FACTORS—General Real Estate Risks.”

Infrastructure. Infrastructure assets provide essential facilities and services supporting economic productivity. Such assets may include, among others, regulated assets (such as electricity transmission and distribution facilities, gas distribution systems, water distribution and waste water collection and processing facilities, and district heating and colling), transportation and logistics assets (such as toll roads, airports, seaports and railway lines), communications/digital assets (including broadcast and wireless towers, satellite networks, data centers and fiber), social infrastructure (including schools, hospitals, prisons and courthouses), renewables and energy transition investments (such as wind and solar, energy storage and distribution energy), and natural capital (such as sustainable agriculture and sustainable forestry). The Fund’s infrastructure investments typically will be made through Private Investment Vehicles (as defined below), separate accounts, co-investments, and/or public companies that invest in and/or operate such assets. See “PRINCIPAL RISK FACTORS—Infrastructure Risk.”

Natural Resources—Timberland. Timberland investments involve the acquisition and management of forest assets for the purpose of producing a financial return. The two main subclasses of investments relating to timberland are tree farms and managed natural forests. Timberland investments can provide revenue generation from multiple sources, including harvesting, leasing and usage fees. Additionally, they provide potential for appreciation on both the value of the underlying land purchased, as well as the value of the timber on that land. The timberland investments typically will be made through Private Investment Vehicles, REITs, Sub-REITs, separate accounts, co-investments, and/or public companies that invest in properties that are leased to timberland operators or operated by such REIT managers. See “PRINCIPAL RISK FACTORS—Timberland Risk.”

Natural Resources—Agriculture/Farmland. Agriculture/Farmland investments may consist of direct investments in rural land, along with crop and livestock assets that produce food, fiber, and energy. Agriculture/Farmland investments focus on the productive capacity of the land base, and returns are often dependent on the biological growth of crops and livestock, as well as appreciation of land and related assets. Agriculture/Farmland investments are typically classified into three general categories: (i) row crop investments, which include annual crops such as corn, soybeans, cotton, wheat and rice; (ii) permanent crop investments, which include perennial crops such as fruit and nut, which have both pre-productive and mature periods; and (iii) livestock investments, which include land leased to local operators for grazing or direct livestock ownership and operation. Sources of return typically include an income component from leasing fees, land prices and the price of the underlying commodities. The Fund’s investment strategy will focus on portfolio investments targeting returns from leasing fees and land values. Agriculture/Farmland investments typically will be made through Private Investment Vehicles, REITs, Sub-REITs, separate accounts, co-investments and/or public companies that invest in properties that are leased to farmers and used to grow crops or manage livestock. See “PRINCIPAL RISK FACTORS—Agriculture/Farmland Risk.”

Precious Metals. Precious metals include gold, silver, platinum, and other mineral elements, which include materials with economic value that are derived from natural sources, either directly or indirectly, such as non-precious metals (e.g., copper, zinc or iron ore) and fuels (e.g., oil, natural gas or coal). Investments related to precious metals are considered speculative and are affected by a variety of worldwide economic, financial, and political factors. The price of precious metals may fluctuate sharply over short periods of time due to changes in inflation or expectations regarding inflation in various countries, the availability of supplies of precious metals, changes in industrial and commercial demand, precious metals sales by governments, central banks, or international agencies, investment speculation, monetary and other economic policies of various governments, and government restrictions on private ownership of gold and other precious metals. No income is derived from holding physical gold or other precious metals, which is unlike securities that may pay dividends or make other current payments. See “PRINCIPAL RISK FACTORS—Precious Metals Risk.”

The Fund’s direct and indirect investments in the securities of non-U.S. issuers (including through the Private Investment Vehicles) shall not exceed in the aggregate 50% of the Fund’s total assets. Investments in non-U.S. issuers will be primarily in developed markets located in Europe. The Fund may invest up to 15% of its total assets in securities that are either rated, or which have credit characteristics substantially the same as those rated, below investment grade (commonly referred to as “high yield” securities or “junk bonds”).

The Fund seeks to obtain exposure to Real Asset Related Investments by investing principally in (i) private funds that primarily invest in real assets and real asset companies (“Private Investment Vehicles”); (ii) real estate investment trusts (“REITs”), including wholly-owned and controlled subsidiaries of the Fund that are REITs (“Sub-REITs”) that invest in real assets; (iii) publicly traded equity and debt securities related to real assets or issued by real asset companies (“Real Asset Securities”); and (iv) private debt instruments of real asset companies. The Fund may also seek exposure to Real Asset Related Investments by investing through a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands (the “Cayman Subsidiary”), which may invest in commodity futures contracts and exchange-traded commodity-linked instruments to obtain indirect exposure to certain real assets. The notional value of the Fund’s investments in derivative instruments will be used for purposes of determining compliance with the Fund’s 80% policy. The Fund may allocate up to 25% of its assets in the Cayman Subsidiary, which has the same investment objective as the Fund, and is intended to provide the Fund with indirect exposure to Precious Metals by using commodity futures contracts and exchange-traded commodity linked instruments in a manner consistent with the limitations and requirements of the Code that apply to the Fund, which limit the amount of income the Fund may receive from certain sources. The Cayman Subsidiary may also hold cash and invest in other instruments, including fixed income securities, either as investments or to serve as margin or collateral for the Cayman Subsidiary’s derivative positions. The Cayman Subsidiary (unlike the Fund) may invest without limitation in commodity-related instruments. However, the Cayman Subsidiary will otherwise be subject to the same fundamental, non-fundamental and certain other investment restrictions as the Fund. The Fund and Cayman Subsidiary will test for compliance with certain investment restrictions on a consolidated basis, except that with respect to the Cayman Subsidiary’s investments in certain securities that may involve leverage, the Cayman Subsidiary will comply with asset segregation requirements to the same extent as the Fund. The Cayman Subsidiary complies with Section 17 of the Investment Company Act relating to affiliated transactions and custody. The Investment Adviser will serve as investment adviser to the Cayman Subsidiary pursuant to a separate investment advisory agreement with the subsidiary. Although the Cayman Subsidiary is not registered under the Investment Company Act, the Investment Adviser complies with provisions of the Investment Company Act relating to investment advisory contracts with respect to the Cayman Subsidiary.

In addition, the Fund may make investments through one or more direct and indirect wholly-owned subsidiaries (each a “Domestic Subsidiary” and collectively the “Domestic Subsidiaries”). Such Subsidiaries will not be registered under the Investment Company Act; however, the Fund will wholly own and control any Domestic Subsidiary. The Board of Trustees of the Fund (the “Board”) has oversight responsibility for the investment activities of the Fund, including its investment in any Domestic Subsidiary, and the Fund's role as sole direct or indirect shareholder of any Domestic Subsidiary. To the extent applicable to the investment activities of a Domestic Subsidiary, the Domestic Subsidiary will follow the same compliance policies and procedures as the Fund. The Fund will “look through” any such Domestic Subsidiary to determine compliance with its investment policies.

The Fund’s portfolio may be composed principally of the following investments. Additional description of the Fund’s investment policies and restrictions and additional information about the Fund’s portfolio investments are contained in the SAI. See “Additional Information About the Fund’s Investments and Investment Risks” and “Other Investment Policies and Techniques” in the SAI.

Private Investment Vehicles. The Fund may gain exposure to Real Asset Related Investments through investments in continuously offered private real asset funds and, to a limited extent, through investments in closed-end institutional real asset funds (collectively, the “Private Investment Vehicles”). In addition, the Fund may gain exposure to Real Asset Related Investments by co-investing alongside Private Investment Vehicles. The Private Investment Vehicles invest in the equity (common and preferred) and debt financings associated with the acquisition, development, and operations of real assets. The Fund may invest in Private Investment Vehicles that have investments outside the United States, including in any one non-U.S. country. The closed-end Private Investment Vehicles include funds that have minimums to close and maximum capital raise limitations (“targeted capital raises”), multi-year periods with limited or no liquidity (“investment lock-up periods”), and targeted termination or liquidity dates (“expected fund life terms”). See “PRINCIPAL RISK FACTORS—Private Investment Vehicles Risk.”

The Fund will pay the asset-based fees charged by the Private Investment Vehicles in which it invests. Many of the Private Investment Vehicles will simply charge an asset management fee on the NAV of the Fund’s investment. The Fund may invest in funds that assess a fee that is charged as an additional performance fee and applied as a percentage share of the returns in excess of a minimum hurdle rate of return to the investors (net of any management fees). Such performance fees may typically be in the range of 0% to 35% of any such Private Investment Vehicle’s realized and, in certain cases, unrealized annual returns that are in excess of a minimum hurdle rate of return provided to the investors of such Private Investment Vehicle before the fund manager might share in any returns. In many cases such fees are structured as a flat percentage fee with no catch-up provision and are capped at a certain dollar amount or percentage of NAV. See “Fund Fees and Expenses.”

REITs. REITs are companies that own interests in real estate (or specialize in acquiring, holding, and managing real estate) or in real estate-related loans or other interests, and their revenue principally consists of rent derived from owned, income-producing real estate properties and capital gains from the sale of such properties or from interest payments on real estate-related loans. A REIT is not taxed at the entity level on income distributed to its shareholders or unitholders if it distributes to such shareholders or unitholders at least 90% of its taxable income for each taxable year and complies with regulatory requirements relating to its organization, ownership, assets and income. By investing in REITs indirectly through the Fund, a Shareholder will bear expenses of the REITs in addition to expenses of the Fund.

REITs generally can be classified as Equity REITs, Mortgage REITs and Hybrid REITs. An Equity REIT invests the majority of its assets directly in real property and derives its income primarily from rents and from capital gains on real estate appreciation which are realized through property sales. A Mortgage REIT invests the majority of its assets in real estate mortgage loans and services its income primarily from interest payments. A Hybrid REIT combines the characteristics of an Equity REIT and a Mortgage REIT. See “PRINCIPAL RISK FACTORS—REIT Risk.”

Sub-REITs. Sub-REITs are wholly-owned and controlled subsidiaries of the Fund that are REITs that make direct investments into timberland and agriculture/farmland assets. The Fund maintains voting control of the Sub-REITs. The Fund shall report its investment in the Sub-REITs in accordance with generally accepted accounting principles. The Fund’s investments in the Sub-REITs are valued utilizing the fair value principles outlined in part under “Net Asset Value” below. For purposes of the Fund’s leverage and concentration policies under the Investment Company Act, the assets of the Sub-REITs are consolidated with the assets of the Fund in order to determine compliance with such policies. Any leverage incurred at the Sub-REIT level is aggregated with the Fund’s leverage for purposes of complying with Section 18 of the Investment Company Act. For purposes of complying with its fundamental and non-fundamental investment restrictions and policies pursuant to Section 8 of the Investment Company Act, except with respect to the Fund’s policy with respect to the purchase and sale of real assets, the Fund aggregates its direct investments with the investments of the Sub-REITs. The total investment by the Fund in the Sub-REITs shall not exceed 25% of the Fund’s total assets. The Fund is the managing member of the Sub-REITs and the Sub-REITs’ board of directors consists of the same members as the Fund’s Board. The Sub-REITs also have the same officers as the Fund. The Sub-REITs do not have operational employees as all physical assets will be operated by lessees. Additionally, the Sub-REITs engage external management companies for property-level oversight of their investments. The Sub-REITs make direct investments into timberland and agriculture/farmland assets through wholly-owned subsidiaries. Such wholly-owned subsidiaries are special purpose vehicles established as single member limited liability companies for each investment. See “PRINCIPAL RISK FACTORS—Sub-REIT Risk.”

Real Asset Securities. Real Asset Securities include common stock, preferred stock, mortgage-backed securities (such as commercial mortgage-backed securities ("CMBS"), residential mortgage-backed securities ("RMBS")) other real-estate related debt securities, debt investments (including secured debt and mezzanine financing), global inflation linked bonds, municipal bonds, and baskets of public securities tied to indices that capture the global opportunity set of listed companies engaged in production related to Real Asset Related Investments.

Mortgage-backed securities are securities that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property. The Fund’s investments in mortgage-backed securities may include RMBS and CMBS. RMBS are fixed income instruments that may be secured by interests in a single residential mortgage loan or a pool of mortgage loans secured by residential property. CMBS are fixed income instruments that are secured by mortgage loans on commercial real property. CMBS typically take the form of multi-class debt or pass-through certificates secured by mortgage loans on commercial properties. See “PRINCIPAL RISK FACTORS— Mortgage-Backed Securities Risk.”

The Fund may invest up to 15% of its total assets in securities that are either rated, or which have credit characteristics substantially the same as those rated, below investment grade (commonly referred to as “high yield” securities or “junk bonds”). See “PRINCIPAL RISK FACTORS—Real Asset Securities Risk.”

Private Debt. The Fund’s private debt instruments may include investments in participating loans, bridge loans, and other secured and unsecured real asset-related debt. Additionally, the Fund may seek to make debt investments via primary and secondary markets in secured and unsecured real asset-related debt. See “PRINCIPAL RISK FACTORS—Privately Placed Securities Risk” and “PRINCIPAL RISK FACTORS—Debt Securities and Related Investments Risk.”

The Cayman Subsidiary. The Fund may invest in the Cayman Subsidiary, to invest in commodity futures contracts and exchange-traded commodity linked instruments (collectively, “Commodities Instruments”), which are intended to provide the Fund with exposure to Precious Metals within the limits of current federal income tax laws applicable to investment companies such as the Fund, which limit the ability of investment companies to invest directly in Commodities Instruments. The Fund may invest up to 25% of its total assets in the Cayman Subsidiary. See “Management of the Fund—Management of the Cayman Subsidiary.” Except as otherwise noted, for purposes of this Prospectus, references to the Fund’s investments may also be deemed to include the Fund’s indirect investments through the Cayman Subsidiary. The Cayman Subsidiary is advised by the Investment Adviser. See “PRINCIPAL RISK FACTORS—Cayman Subsidiary Investment Risk.”

●	A futures contract is a contractual agreement to buy or sell a particular commodity or financial instrument at a pre-determined price in the future. Futures contracts are traded at market prices on exchanges pursuant to terms common to all market participants. See “PRINCIPAL RISK FACTORS—Futures Contract Risks.”

●	Commodity-linked instruments include exchange-traded products that provide exposure to commodities and pooled investment vehicles that invest primarily in commodities and commodity-related instruments. See “PRINCIPAL RISK FACTORS—Commodity-Linked Instruments Risk.”

The investment selection process is managed by the Investment Adviser’s Research Team, FT Alternative Investment Research, which maintains broad coverage of all of the Investment Adviser’s investment portfolios. This dedicated team of roughly a dozen professionals spends the vast majority of their time conducting investment due diligence and operational due diligence on prospective managers, as well as oversight for existing managers with which the Fund has capital invested. The initial diligence process is highly iterative and consists of several initial calls and meetings to better understand an Underlying Manager’s pedigree, investment strategy, operating history, proprietary workflow, portfolio construction methodology, risk management philosophy, and broader business plan. Those initial calls and meetings ultimately culminate with an exhaustive onsite meeting with the key front office team members from an investment due diligence perspective, and mid/back-office resources from an operational due diligence perspective. Ultimately, if an Underlying Manager makes it through each one of those iterations, it is presented to the Investment Adviser’s investment committee for formal approval. Approved Managers will be considered for different products depending on their suitability for the portfolios of each product as well as their correlation to other Managers that may already populate those portfolios. The Fund seeks to be well-diversified and balance exposure across a subset of Underlying Managers that fit the Fund’s investment strategies and objectives, as well as the Fund’s liquidity requirements.

The Investment Adviser allocates a portion of the Fund’s assets to the Sub-Adviser.

The Sub-Adviser seeks to invest in securities it considers to be undervalued. The Sub-Adviser analyzes a variety of factors when selecting investments for the Fund, such as maturity, yield, ratings, collateral quality, credit support, structure and market conditions, and attempts to diversify risks that arise from position sizes, geography, ratings, duration, deal structure and collateral values. Asset allocations can change over time as the Sub-Adviser’s views on the global economy, interest rates, and capital market conditions change.

During temporary defensive periods, for up to 90 consecutive days, the Fund may deviate from its investment policies and objective. During such periods, the Fund may invest up to 100% of its total assets in cash or cash equivalents, including short- or intermediate-term U.S. Treasury securities, as well as other short-term investments, including high quality, short-term debt securities. There can be no assurance that such techniques will be successful. Accordingly, during such periods, the Fund may not achieve its investment objective. The Investment Adviser may choose not to take such temporary defensive positions, even in very adverse or volatile conditions.

The Fund may co-invest alongside one or more other investment funds or investment vehicles managed, sponsored or advised by the Investment Adviser or its affiliates. The Fund is subject to certain limitations relating to co-investments and joint transactions with affiliates, which, in certain circumstances, may limit the Fund’s ability to make investments or enter into other transactions alongside other clients. The Fund and Investment Adviser have been granted an Order from the SEC that permits the Fund to participate in certain negotiated investments alongside other funds managed by the Investment Adviser or certain of its affiliates outside the parameters of Section 17 of the Investment Company Act, subject to certain conditions. The Investment Adviser will not cause the Fund to engage in certain investments alongside affiliates unless such investments are permitted under the Order or unless such investments are not prohibited by Section 17(d) of the Investment Company Act or interpretations of Section 17(d) as expressed in SEC no-action letters or other available guidance. The Fund could be limited in its ability to invest in certain investments in which the Investment Adviser or any of its affiliates are investing or are invested.

Unless otherwise specified, the investment policies and limitations of the Fund are not considered to be fundamental by the Fund and can be changed without a vote of the Shareholders. Certain investment restrictions specifically identified as such in the Statement of Additional Information (the “SAI”) are considered fundamental and may not be changed without approval by holders of a “majority of the outstanding voting securities” of the Fund, as defined in the Investment Company Act, which includes Shares and shares of preferred stock of the Fund (“Preferred Shares”), if any, voting together as a single class, and the holders of the outstanding Preferred Shares voting as a single class. As defined in the Investment Company Act, when used with respect to particular shares of the Fund, a “majority of the outstanding voting securities” means: (i) 67% or more of the shares present at a meeting, if the holders of more than 50% of the shares are present or represented by proxy; or (ii) more than 50% of the shares, whichever is less.

USE OF LEVERAGE

The Fund is permitted to borrow money or issue debt securities in an amount up to 33 1/3% of its total assets in accordance with the Investment Company Act. The Fund has established a credit line to borrow money for a range of non-investment purposes, including financing the repurchase of its Shares or to otherwise provide the Fund with liquidity, which otherwise might require untimely dispositions of Fund investments. There is no assurance, however, that the Fund will continue to maintain a credit line or that it will be able to timely repay any borrowings under such credit line, which may result in the Fund incurring leverage on its portfolio investments from time to time. The rights of any lenders to the Fund to receive payments of interest or repayments of principal will be senior to those of the Shareholders and the terms of any borrowings may contain provisions that limit certain activities of the Fund. The Fund also may borrow money from banks or other lenders for temporary purposes in an amount not to exceed 5% of the Fund’s assets. Such temporary borrowings are not subject to the asset coverage requirements discussed above.

The Fund has entered into a credit agreement (the “Credit Agreement”) with TriState Capital Bank. The Credit Agreement provides for borrowings on a committed basis in an aggregate principal amount up to $1,000,000, which amount may be temporarily increased from time to time upon mutual agreement by the parties. The expiration date of the Credit Agreement is September 23, 2026. In connection with the Credit Agreement, the Fund has made certain customary representations and warranties and is required to comply with various customary covenants, reporting requirements and other requirements. The Credit Agreement contains events of default customary for similar financing transactions, including: (i) the failure to make principal, interest or other payments when due after the applicable grace period; (ii) the insolvency or bankruptcy of the Fund; or (iii) a change of management of the Fund. Upon the occurrence and during the continuation of an event of default, the lender may declare the outstanding advances and all other obligations under the Credit Agreement immediately due and payable. The Fund’s obligations to the lender under the Credit Agreement are secured by a first-priority security interest in substantially all of the assets of the Fund. The Fund complies with Section 8 and Section 18 of the Investment Company Act, governing investment policies and capital structure and leverage. The Fund did not utilize the Credit Agreement during the year ended March 31, 2026.

The Fund may enter into derivatives or other transactions that may provide leverage (other than through borrowings). The Fund has adopted procedures for investing in derivatives and other transactions in compliance with Rule 18f-4. The Fund currently relies on the limited derivatives user exception under Rule 18f-4 and, accordingly, is not subject to the full requirements of Rule 18f-4. Under the limited derivatives user exception, the Fund’s derivatives exposure, excluding certain currency and interest rate hedging transactions, may not exceed 10% of its net assets. If the Fund’s derivatives exposure were to exceed this threshold, the Fund would be required to comply with the full requirements of Rule 18f-4, including the derivatives risk management program and value-at-risk testing requirements. Rule 18f-4 under the Investment Company Act may require the Fund to observe more stringent asset coverage and related requirements than were previously imposed by the Investment Company Act, which could adversely affect the value or performance of the Fund. Limits or restrictions applicable to the counterparties or issuers, as applicable, with which the Fund may engage in derivative transactions could also limit or prevent the Fund from using certain instruments.

In addition, the Private Investment Vehicles and Sub-REITs in which the Fund invests may use leverage for investment purposes. Any leverage incurred at the Sub-REIT level is aggregated with the Fund’s leverage for purposes of complying with Section 18 of the Investment Company Act. The Fund anticipates that its leverage will vary from time to time, based upon changes in market conditions and variations in the value of the portfolio’s holdings; however, the Fund’s leverage will not exceed the limitations set forth under the Investment Company Act.

When the Fund, a Private Investment Vehicle, Sub-REIT or other investment of the Fund employs leverage, there is no assurance that such leveraging strategies will be successful. The use of leverage will increase the volatility of the performance of the underlying investment portfolio and could result in the Fund experiencing greater losses than if leverage was not used. Leveraging is a speculative technique and there are special risks and costs involved. To the extent the Fund uses leverage and invests in other investments that also use leverage, the risks associated with leverage will be further magnified, potentially significantly. See “PRINCIPAL RISK FACTORS—Leverage Risk.”

Effects of Leverage.

Assuming the use of leverage in the amount of 5% of the Fund’s total assets and an annual interest rate on leverage of 6.62% payable on such leverage based on estimated market interest rates as of the date of this Prospectus, the additional income that the Fund must earn (net of estimated expenses related to leverage) in order to cover such interest payments is 0.33%. The Fund’s actual cost of leverage will be based on market interest rates at the time the Fund undertakes a leveraging strategy, and such actual cost of leverage maybe higher or lower than that assumed in the previous example.

The following table is furnished in response to requirements of the SEC. It is designed to illustrate the effect of leverage on total return on Shares, assuming investment portfolio total returns (comprised of income, net expenses and changes in the value of investments held in the Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of what the Fund’s investment portfolio returns will be. In other words, the Fund’s actual returns may be greater or less than those appearing in the table below. The table further reflects the use of leverage representing approximately 5% of the Fund’s assets after such issuance and the Fund’s currently projected annual interest rate of 6.62%. See “PRINCIPAL RISK FACTORS—LEVERAGE RISK.” The table does not reflect any offering costs of Shares.

Assumed Portfolio Return (Net of Expenses)	-10.00%	-5.00%	0.00%	5.00%	10.00%
Corresponding Return to Shareholder	-10.83%	-5.58%	-0.33%	4.92%	10.17%

Total return is composed of two elements — the dividends on Shares paid by the Fund (the amount of which is largely determined by the Fund’s net investment income after paying the cost of leverage) and realized and unrealized gains or losses on the value of the securities the Fund owns. As the table shows, leverage generally increases the return to Shareholders when portfolio return is positive or greater than the costs of leverage and decreases return when the portfolio return is negative or less than the costs of leverage.

PRINCIPAL RISK FACTORS

All investments carry risks to some degree. The Fund cannot guarantee that its investment objective will be achieved or that its strategy of investing in the Fund will be successful. An investment in the Fund involves substantial risks, including the risk that the entire amount invested may be lost. Below is a list of the principal risks of investing in the Fund. Different risks may be more significant at different times, depending on market conditions.

Investment and Market Risk

An investment in the Shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. Accordingly, an investment in the Fund’s Shares is subject to investment risk, including the possible loss of the entire amount that you invest. Your Shares at any point in time may be worth less than your original investment, even after taking into account the reinvestment of Fund dividends and distributions.

General Economic and Market Conditions

The success of the Fund’s activities may be affected by general economic and market conditions, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws, trade policies, treaties and tariffs, and national and international political circumstances, armed conflict and war. These factors may affect the level and volatility of security prices and liquidity of the Fund’s investments. Unexpected volatility or illiquidity could impair the Fund’s profitability or result in it suffering losses.

Interest rates in the United States and many other countries have risen in recent periods and may continue to rise in the future. See “Interest Rate Risk” for more information. Additionally, as a result of increasing interest rates, reserves held by banks and other financial institutions in bonds and other debt securities could face a significant decline in value relative to deposits and liabilities, which coupled with general economic headwinds resulting from a changing interest rate environment, creates liquidity pressures at such institutions. As a result, certain sectors of the credit markets could experience significant declines in liquidity, and it is possible that the Fund will not be able to manage this risk effectively.

Recent Market Circumstances

The value of the Fund’s investments may increase or decrease in response to expected, real or perceived economic, political or financial events in the U.S. or global markets. The frequency and magnitude of such changes in value cannot be predicted. Certain securities and other investments held by the Fund may experience increased volatility, illiquidity, or other potentially adverse effects in response to changing market conditions, inflation/deflation, changes in interest rates, lack of liquidity in the bond or equity markets, volatility in the equity markers. U.S. or global markets may be adversely affected by uncertainties and events or the threat or potential of one or more such events and developments in the U.S. and around the world, such as major cybersecurity events, geopolitical events (including wars, terror attacks, natural disasters, spread of infectious disease (including epidemics or pandemics) or other public health emergencies), social unrest, political developments, changes in government policies, taxation, threatened or actual imposition of tariffs, restrictions on foreign investment and currency repatriation, currency fluctuations and developments in the laws and regulations in the U.S. and other countries, or other political, regulatory, economic and social developments, and developments that impact specific economic sectors, industries or segments of the market.

In the first half of 2025, the United States enacted or proposed to enact significant new tariffs, and various federal agencies were directed to further evaluate key aspects of U.S. trade policy, which could potentially lead to significant changes to current policies, treaties, and tariffs. Significant uncertainty about the future relationship between the U.S. and other countries with respect to such trade policies, treaties and tariffs continues to exist. These developments, or the perception that any of them could occur, may have a material adverse effect on global trade, in particular, trade between the impacted nations and the U.S.; global financial markets’ stability; and global economic conditions.

The Fund cannot predict the effects or likelihood of such events on the U.S. and global economies, the value of the Shares or the NAV of the Fund. The issuers of securities, including those held in the Fund’s portfolio, could be materially impacted by such events, which may, in turn, negatively affect the value of such securities or such issuers’ ability to make interest payments or distributions to the Fund. These risks may be magnified if certain events or developments adversely interrupt the global supply chain; in these and other circumstances, such risks might affect companies worldwide due to increasingly interconnected global economies and financial markets.

Government Intervention in Financial Markets Risk

Instability in the financial markets in the recent past led the U.S. Government and foreign governments to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that experienced extreme volatility, and in some cases a lack of liquidity. Future market conditions could lead to similar such actions. See “PRINCIPAL RISK FACTORS—Recent Market Circumstances” above. U.S. federal and state governments and foreign governments, their regulatory agencies or self-regulatory organizations may take actions that affect the regulation of the securities in which the Fund invests, or the issuers of such securities, in ways that are unforeseeable and on an “emergency” basis with little or no notice with the consequence that some market participants’ ability to continue to implement certain strategies or manage the risk of their outstanding positions will be suddenly and/or substantially eliminated or otherwise negatively implicated. Given the complexities of the global financial markets and the limited time frame within which governments have been able to take action, these interventions have sometimes been unclear in scope and application, resulting in confusion and uncertainty, which in itself has been materially detrimental to the efficient functioning of such markets as well as previously successful investment strategies. Decisions made by government policy makers could exacerbate any economic difficulties. Issuers might seek protection under the bankruptcy laws. Legislation or regulation may also change the way in which the Fund itself is regulated. Such legislation or regulation could limit or preclude the Fund’s ability to achieve its investment objectives.

General Real Estate Risks

Real estate historically has experienced significant fluctuations and cycles in performance that may result in reductions in the value of real estate investments made by a Private Investment Vehicle. The performance and value of real estate investments once acquired depends upon many factors beyond an Underlying Manager’s control. Revenues and cash flows from real estate investments may be adversely affected by:

●	changes in national or local economic conditions, including unemployment rates and consumer spending/confidence;

●	changes in local real estate market conditions due to changes in national or local economic conditions or changes in local property market characteristics;

●	the supply of available properties to acquire at attractive pricing in a particular market;

●	competition from other investors pursuing the same or similar strategies;

●	competition from other properties offering the same or similar services and amenities, including technology capabilities;

●	rising labor, materials and financing costs;

●	access to transportation, highways and roadways;

●	changes in interest rates and in the state of the debt and equity capital markets;

●	the on-going need for capital improvements, particularly in older building structures;

●	changes in real estate tax rates and other operating expenses;

●	civil unrest, acts of God, including earthquakes, hurricanes and other natural disasters, acts of war or terrorism, which may decrease the availability of or increase the cost of insurance or result in uninsured losses;

●	changes in governmental rules/regulations and fiscal policies which may result in adverse tax consequences, unforeseen increases in operating expenses generally or increases in the cost of borrowing;

●	the bankruptcy or liquidation of major tenants or a decline in the business operated by tenants;

●	adverse changes in zoning laws;

●	the impact of present or future environmental legislation and compliance with environmental laws;

●	the impact of lawsuits which could cause an Investment Fund to incur significant legal expenses and divert the Underlying Manager’s time and attention away from the day-to-day operations of the Investment Fund; and

●	other factors that are beyond an Underlying Manager’s control and the control of the property owners.

Infrastructure Risk

General. An investment in the Fund is subject to certain risks associated with the ownership of infrastructure and infrastructure-related assets in general, including: the burdens of ownership of infrastructure; local, national and international economic conditions; the supply and demand for services from and access to infrastructure; the financial condition of users and suppliers of infrastructure assets; changes in interest rates and the availability of funds which may render the purchase, sale or refinancing of infrastructure assets difficult or impracticable; changes in environmental laws and regulations, and planning laws and other governmental rules; environmental claims arising in respect of infrastructure acquired with undisclosed or unknown environmental problems or as to which inadequate reserves have been established; changes in energy prices; changes in fiscal and monetary policies; negative developments in the economy that depress travel; uninsured casualties; force majeure acts, terrorist events, under-insured or uninsurable losses; and other factors which are beyond the reasonable control of the Fund. In many cases, the rates, or the fees charged to end users, that are charged by infrastructure assets are determined by regulators, concession agreements with governments and long-term contracts. Owners of such assets in many cases have the ability to increase such rates or fees in connection with inflation, economic growth, or otherwise. Many of these factors could cause the value of infrastructure investments to decline and negatively affect the Fund’s returns.

Regulatory Risks. Government authorities at all levels are actively involved in the promulgation and enforcement of regulations relating to matters affecting the ownership, use and operation of infrastructure assets. The institution and enforcement of such regulations could have the effect of increasing the expenses, and lowering the income or rate of return, as well as adversely affecting the value of the Fund. Governments have considerable discretion in implementing regulations that could impact infrastructure assets, and because infrastructure businesses often provide basic, everyday services and face limited competition, governments may be influenced by political considerations and may make decisions that adversely affect the infrastructure investments. Such regulations could result in increased expenses and lower income for infrastructure companies, which would adversely affect the Fund's value.

Many of the infrastructure investments may be subject to varying degrees of statutory and regulatory requirements, including those imposed by zoning, environmental, safety, labor and other regulatory or political authorities. Such investments may require numerous regulatory approvals, licenses and permits to commence and continue their operations. Failure to obtain or a delay in obtaining relevant permits or approvals could hinder construction or operation and could result in fines or additional costs for a project entity, issuer, or Private Investment Vehicle, loss of such rights to operate the affected business, or both, which in each case could have a material adverse effect on the investments. Where an issuer’s or Private Investment Vehicle’s ability to operate a business is subject to a concession or lease from the government, the concession or lease may restrict its ability to operate the business in a way that maximizes cash flows and profitability. The impact of these requirements on an issuer or Private Investment Vehicle, and therefore on the Fund, may be complicated by the fact that Private Investment Vehicles may operate in multiple jurisdictions.

Adoption of new laws or regulations, or changes in interpretations of existing ones, or any of the other regulatory risks mentioned above could have a material adverse effect on an investments and on the Fund’s ability to meet its investment objective.

Operating and Technical Risks. Infrastructure investments may be subject to operating and technical risks, including risk of mechanical breakdown, failure to perform according to design specifications, labor and other work interruptions, and other unanticipated events that adversely affect operations. There can be no assurance that any or all such risk can be mitigated. An operating failure may lead to loss of a license, concession or contract on which an investment may depend.

The long-term profitability of an infrastructure project, once constructed, is partly dependent upon efficient operation and maintenance of the assets. Inefficient operations and maintenance and, in certain infrastructure sectors, latent defects in acquired infrastructure assets may adversely affect the financial returns of the Fund.

Technology Risk. This risk arises where a change could occur in the way a service or product is delivered rendering the existing technology obsolete. While the risk could be considered low in the infrastructure sector given the massive fixed costs involved in constructing assets and the fact that many infrastructure technologies are well-established, any technology change that occurs over the medium term could threaten the profitability of an infrastructure company. If such a change were to occur, these assets may have very few alternative uses should they become obsolete.

Regional or Geographic Risk. This risk arises where an infrastructure company’s assets are not movable. Should an event that somehow impairs the performance of an infrastructure company’s assets occur in the geographic location where the issuer operates those assets, the performance of the issuer may be adversely affected.

Natural Disasters Risk. Natural risks, such as earthquakes, flood, lightning, hurricanes and wind, are risks facing certain infrastructure companies. Extreme weather patterns, or the threat thereof, could result in substantial damage to the facilities of certain companies located in the affected areas, and significant volatility in the products or services of infrastructure companies could adversely impact the prices of the securities of such issuer.

Government Contract Risk. To the extent that the Fund gains exposure to assets that are governed by concession agreements with governmental authorities (whether at the national, state, local, district or other level), there is a risk that these authorities may not be able to or may choose not to honor their obligations under such agreement, especially over the long term.

Government leases or concessions may also contain clauses more favorable to the government counterparty than would a typical commercial contract. For instance, a lease or concession may enable the government to terminate the lease or concession in certain circumstances without requiring it to pay adequate compensation. In addition, government counterparties also may have the discretion to change or increase regulation of an issuer’s or Private Investment Vehicle’s operations, or implement laws or regulations affecting such issuer’s or fund’s operations, separate from any contractual rights they may have. Governments have considerable discretion in implementing regulations that could impact infrastructure assets, and because infrastructure businesses provide, in many cases, basic, everyday services, and face limited competition, governments may be influenced by political considerations and may make decisions that adversely affect the infrastructure investments.

Capital Expenditures. There is a risk that unforeseen factors may require capital expenditures in excess of forecasts and a risk that new or additional regulatory requirements, safety requirements or issues related to asset quality and integrity may result in the need for additional capital expenditure for refurbishment, reinforcement or replacement of infrastructure assets.

Demand and User Risk. The revenue generated by infrastructure and infrastructure-related assets may be impacted by the demand of users or the number of users for the products or services provided by such assets (for example, traffic volume on a toll road). Any reduction in demand and/or the number of users may negatively impact the profitability of the infrastructure investment. Demand for infrastructure assets may be subject to seasonal variations leading to increased or reduced revenues and profitability at various times during the year, which could affect the short term returns to the Fund.

Lack of Liquidity of Infrastructure Assets. Although infrastructure investments may generate some current income, they are expected to be generally illiquid. In addition, public sentiment and political pressures may affect the ability of the Fund to sell one or more of its infrastructure investments. As a result, it may be difficult from time to time for such fund to realize, sell or dispose of an infrastructure investment at an attractive price or at the appropriate time or in response to changing market conditions, or the Fund may otherwise be unable to complete a favorable exit strategy. Losses on unsuccessful investments may be realized before gains on successful investments are realized. Although some infrastructure investments may generate operating income, the full return of capital and the realization of gains, if any, will generally occur only upon the partial or complete disposal of such an investment. Additionally, income from some infrastructure investments will not be realized until a number of years after they are made.

The Fund may hold, or have exposure to, securities or other instruments issued in conjunction with the financing of an infrastructure investment. Such securities and instruments are generally not publicly traded. In the United States, such securities and instruments are generally unregistered for securities law purposes and can generally be resold only in privately negotiated transactions or in a public offering registered under the Securities Act. Outside the United States, similar restrictions may apply. Considerable delay in resale could be encountered in either case and, unless otherwise contractually provided for, the Fund’s proceeds upon sale may be reduced by the costs of registration or underwriting discounts. The difficulties and delays associated with such transactions could result in the Fund’s inability to realize a favorable price upon disposition of unlisted securities or instruments, and at times might make disposition of such securities and instruments impossible.

Litigation Risk. Infrastructure assets are often governed by a complex series of legal documents and contracts. As a result, the risks of a dispute over interpretation or enforceability of the documentation and consequent costs and delays may be higher than for other investments. In addition, a Private Investment Vehicle may be subject to claims by third parties (either public or private), including environmental claims, legal action arising out of acquisitions or dispositions, workers’ compensation claims and third party losses related to disruption of the provision of infrastructure services by an infrastructure provider. Further, it is not uncommon for infrastructure assets to be exposed to legal action from special interest groups seeking to impede particular infrastructure projects to which they are opposed. If any of the infrastructure investments become involved in material or protracted litigation, the litigation expenses and the liability threatened or imposed could have a material adverse effect on the Fund.

Project Finance. Some infrastructure investments may be structured on a project finance basis. A project finance structure entails the assumption of “project risk” by equity investors, usually without recourse to a project sponsor. Such risk can include many, if not all of the risks discussed in this “Risk Factors” section. An issuer or Private Investment Vehicle may also invest in some projects and facilities at an early stage of development. These projects involve additional uncertainties, including the possibility that the projects may not be completed, operating licenses may not be obtained, and permanent financing may be unavailable.

Through-put Risk. The revenue of many infrastructure companies may be impacted by the number of users who use the products or services produced by the infrastructure company. A significant decrease in the number of users may negatively impact the profitability of an infrastructure company.

Strategic Asset Risk. Infrastructure companies may control significant strategic assets. Strategic assets are assets that have a national or regional profile, and may have monopolistic characteristics. The very nature of these assets could generate additional risk not common in other industry sectors. Given the national or regional profile and/or their irreplaceable nature, strategic assets may constitute a higher risk target for terrorist acts or political actions. Given the essential nature of the products or services provided by infrastructure companies, there is also a higher probability that the services provided by such issuers will be in constant demand. Should an infrastructure company fail to make such services available, users of such services may incur significant damage and may, due to the characteristics of the strategic assets, be unable to replace the supply or mitigate any such damage, thereby heightening any potential loss.

Customer Risk. Infrastructure companies can have a narrow customer base. Should these customers or counterparties fail to pay their contractual obligations, significant revenues could cease and not be replaceable. This would affect the profitability of the infrastructure company and the value of any securities or other instruments it has issued.

Follow-On Investments. An infrastructure investor may be called upon to provide additional funding for an infrastructure investment or have the opportunity to increase such an investment. There can be no assurance that an issuer or Private Investment Vehicle in which the Fund invests will wish to make follow-on investments or that it will have sufficient funds to do so. Similarly, co-investors may decline to fund their pro rata share of any such follow-on investments. Any decision by an issuer or Private Investment Vehicle or a co-investor not to make a follow-on investment or their inability to make them may have a substantial negative impact on such an infrastructure investment in need of further investment or may diminish the issuer or Private Investment Vehicle’s ability to influence the investments future development.

Developing Industries Risk. Some infrastructure companies are focused on developing new technologies and are strongly influenced by technological changes. Product development efforts by such companies may not result in viable commercial products. These companies may bear high research and development costs, which can limit their ability to maintain operations during periods of organizational growth or instability. Some infrastructure companies may be in the early stages of operations and may have limited operating histories and smaller market capitalizations on average than companies in other sectors. As a result of these and other factors, the value of investments in such issuers may be considerably more volatile than that in more established segments of the economy.

Financing Risk. From time to time, infrastructure companies may encounter difficulties in obtaining financing for construction programs during inflationary periods. Issuers experiencing difficulties in financing construction programs may also experience lower profitability, which can result in reduced income to the Fund.  Other factors that may affect the operations of infrastructure companies include difficulty in raising capital in adequate amounts on reasonable terms in periods of high inflation and unsettled capital markets, inexperience with and potential losses resulting from a developing deregulatory environment, increased susceptibility to terrorist acts or political actions, and general changes in market sentiment towards infrastructure assets.

Timberland Risk

General. The timber and forestry industry is highly cyclical and the market value of companies engaged in the ownership, management or upstream supply chain of forests and timberlands is strongly affected by changes in international economic conditions, interest rates, weather cycles, changing demographics, environmental conditions and government regulations, among other factors. For example, the volume and value of timber that can be harvested from timberlands is limited by natural disasters, fire, volcanic eruptions, insect infestation, disease, ice storms, wind storms, flooding and other events. Climate conditions could intensify the effects of any of these factors. Many companies in the timber and forestry industry do not insure against damages to their timberlands. Companies in this industry are also subject to stringent federal, state and local environmental, health and safety laws and regulations.

Real Estate Risk. Investments in timberland and timberland-related companies are subject to risks related to investments in real estate. See “PRINCIPAL RISK FACTORS—General Real Estate Risks.”

Volatility Risk. The Private Investment Vehicles, REITs, Sub-REITs and the Cayman Subsidiary (“Portfolio Investment Vehicles”) and other investors that invest in timberland and timber-related assets will have operating revenues that are dependent on prevailing market prices for wood products, which can fluctuate over time. Prevailing wood product prices are affected by changes in supply and demand, especially within a particular geographic area. Decreases in demand, increases in supply, or both, may reduce timber prices, which in turn may reduce an issuer’s or a Portfolio Investment Vehicle’s revenues and adversely affect an issuer’s or a Portfolio Investment Vehicle’s ability to make distributions, which may negatively affect the Fund’s returns.

The industries that use these various wood products drive the demand for them. Each market prices the product independently from the other markets. It is possible that all markets could deteriorate simultaneously, and negatively affect the ability of an issuer or Portfolio Investment Vehicles to make distributions, which in turn may negatively affect the Fund’s returns.

The demand for most pine saw timber depends on the level of construction, repair and remodeling activity occurring in the general economy. Interest rates and other local, national and international economic conditions affect the level of construction, repair and remodeling activity. A slowdown in construction and/or remodeling is likely to reduce demand for an issuer’s or Portfolio Investment Vehicle’s timber, which may reduce an issuer’s or Portfolio Investment Vehicle’s revenues, and, in turn, negatively affect the Fund. Wood substitutes and lower quality wood products may increasingly compete with higher quality sawtimber, which could also reduce demand for timber.

Demand for pulpwood is affected by the general level of economic activity. Pulp mill output is primarily sold to large retail sellers of paper products. The ongoing decline in paper usage due to digital alternatives has reduced, and may continue to reduce, demand on pulp mills, which could adversely affect the market for an issuer’s or Portfolio Investment Vehicle’s pulpwood. Additionally, paper recycling, which is now widely practiced, has reduced and may continue to reduce demand for new paper made from an issuer’s or Portfolio Investment Vehicle’s pulpwood.

The number of timber sellers and the volume of timber available for sale determine the supply of timber. Historically, increases in timber prices have caused owners of timberlands to increase their timber cutting. An increase in supply may partly offset price increases.

Trade Policy Risk. Changes in foreign or United States trade policies, including but not limited to tariffs or trading agreements with other countries affecting the cost of imported lumber, could negatively affect the market for an issuer’s or Portfolio Investment Vehicle’s timber. Long-term oversupply sourced from any foreign timber suppliers could negatively affect the value of the timberland investments of an issuer or Portfolio Investment Vehicle upon their disposition.

Demand Risk. Demand for saw logs and pulpwood is affected by various factors in the world economy, such as regional growth rates, construction activity, changes in currency exchange rates and capital spending. Adverse conditions in the larger economy may result in lower investment in any or all of the markets in which an issuer or Portfolio Investment Vehicle intends to sell its timber.

Competition Risk. The timberlands business is large and competitive. Competitive factors generally include price, species and grade, proximity to wood consuming facilities, ability to meet delivery requirements, availability of substitute products, and supply and demand in the relevant market area. Identifying attractive timberland investments is difficult and involves a high degree of uncertainty. There can be no assurance that Portfolio Investment Vehicles will be able to acquire timberlands or that the Fund will be able to fully invest its committed capital within an applicable commitment period. In addition, timber is subject to increasing competition from a variety of non-wood products. The Portfolio Investment Vehicles will compete with numerous private industrial and non-industrial land and timber owners in the United States. In addition, during the term of an investment, the Portfolio Investment Vehicles may experience increasing competition from currently underutilized sources of supply and underutilized species of wood.

Regulatory Risk. Timberland operations are subject to numerous federal, state and local laws and regulations, including those relating to the environment, endangered species, forestry activities, and health and safety. The laws and regulations intended to protect threatened and endangered species, and other environmental laws and regulations, are stringent and could become more so in the future. A number of species indigenous to timberlands, such as the red cockaded woodpecker and the bald eagle, have been and in the future may be protected under the federal Endangered Species Act and similar state laws. The presence of protected species on or near an investment property may restrict timber harvesting, road building and other activities. The manager of an issuer or Portfolio Investment Vehicle will have operations that are also subject to specialized statutes and regulations governing forestry operations, and to other environmental laws, some of which may in the future restrict harvesting, road building and other activities. There can be no assurance that current and future laws and regulations will not cause such asset manager and the issuer or Portfolio Investment Vehicle to incur significant costs, damages, penalties and liabilities, or that they will not materially and adversely affect harvesting operations on such investment properties.

Adoption of new laws or regulations, or changes in interpretations of existing ones, or any of the other regulatory risks mentioned above could have a material adverse effect on an investments and on the Fund’s ability to meet its investment objective.

Natural Disasters. Natural causes such as fire, insect infestation, bad weather, global climate shifts and other causes beyond the control of the asset manager of an issuer or Portfolio Investment Vehicle and such issuer or Portfolio Investment Vehicle may have an impact on the timing of harvests, or reduce the volume and value of timber harvested from the issuer’s or Portfolio Investment Vehicle’s timberlands. This in turn may adversely affect the issuer’s or Portfolio Investment Vehicle’s operations and financial condition. For example, infestation by the southern pine beetle could necessitate the early harvesting of affected trees. Extreme drought conditions could reduce the survival rate of trees planted within a year of the drought conditions. Ice storms and hurricanes could necessitate the early or unplanned harvesting of affected trees. Prolonged periods of adverse weather could negatively affect the quality of the timber produced, negatively affecting the value of both the harvest and the residual value of an issuer’s or Portfolio Investment Vehicle’s timberland. It is consistent with normal industry practices for an issuer or Portfolio Investment Vehicle not to maintain insurance for any loss to its timber from natural disasters or other similar causes, but an asset manager of an issuer or Portfolio Investment Vehicle may periodically review the costs and benefits of insurance products for portfolio timberlands.

Cyclical Fluctuations Risk. Prices for standing timber have been, and in the future can be expected to be, subject to sharp, cyclical fluctuations. Accordingly, there can be no assurance the market value of timber will in the future be equal to or higher than the value currently prevailing, nor can there be any assurance that the historical long-term profitability of timberlands can be maintained.

Agriculture/Farmland-Related Companies Risk

General. Investments in agriculture/farmland are subject to various risks, including adverse changes in national or international economic conditions, adverse local market conditions, adverse natural conditions such as storms, floods, drought, windstorms, hail, temperature extremes, frosts, soil erosion, infestations and blights, failure of irrigation or other mechanical systems used to cultivate the land, financial conditions of tenants, marketability of any particular kind of crop that may be influenced, among other things, by changing consumer tastes and preferences, import and export restrictions or tariffs, casualty or condemnation losses, government subsidy or production programs, buyers and sellers of properties, availability of excess supply of property relative to demand, changes in availability of debt financing, changes in interest rates, real estate tax rates and other operating expenses, environmental laws and regulations, governmental regulation of and risks associated with the use of fertilizers, pesticides, herbicides and other chemicals used in commercial agriculture, zoning laws and other governmental rules and fiscal policies, energy prices, changes in the relative popularity of properties, risk due to dependence on cash flow, as well as acts of God, uninsurable losses and other factors which are beyond the control of an issuer or Portfolio Investment Vehicle. Many of these risks could cause the value of agriculture/farmland investments to decline and negatively affect the Fund’s returns.

Real Estate Risk. Investments in agriculture/farmland and agriculture farmland-related companies are subject to risks related to investments in real estate. See “PRINCIPAL RISK FACTORS —General Real Estate Risks.”

Capital Expenditures. An issuer or Portfolio Investment Vehicle expects to provide good faith projections of the capital needs of its agriculture/farmland investments, however, there can be no assurance that the capital needs of any investments from time to time will not exceed such estimates or that a property will generate sufficient cash flow to cover its capital needs.

Lack of Liquidity for Agriculture/Farmland Investments. Generally, real estate assets such as the agriculture/farmland investments expected to be made by an issuer or Portfolio Investment Vehicle are illiquid in nature. The ability of an issuer or Portfolio Investment Vehicle to vary its investments in response to changes in economic and other conditions will be limited. There is risk that an issuer or Portfolio Investment Vehicle will be unable to realize its investment objectives through sale or disposition of a property at an attractive price or within any given period of time or will otherwise be unable to complete any exit strategy. In particular, these risks could arise from absence of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located. Furthermore, in some cases, an issuer or Portfolio Investment Vehicle may have certain contractual obligations to tenants or joint venture partners in connection with a sale or disposition that may limit or prohibit the ability to complete an exit strategy in a timely fashion. Any of the foregoing factors could limit the ability of an issuer or Portfolio Investment Vehicle to vary its investments rapidly in response to changes in economic and other conditions, which may negatively impact the Fund’s returns.

Environmental Risks. Under various federal, state and local laws, ordinances and regulations, an owner of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances or petroleum products on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of, or the failure to properly remediate, such substances may adversely affect the owner’s ability to borrow using such real property as collateral or to sell such property. In connection with the ownership (direct or indirect), management and development of agriculture/farmland property, an issuer or Portfolio Investment Vehicle could be considered an owner or operator of the property and may be liable for removal or remediation costs, as well as certain other potential costs relating to such hazardous or toxic substances or petroleum products.

In particular, investors should be aware that commercial agriculture operators typically utilize fertilizers, pesticides, herbicides and other chemicals, and that an issuer or Portfolio Investment Vehicle will invest in properties where such materials have been used and lease such properties to operators who will use such materials.

Although such an issuer’s or Portfolio Investment Vehicle properties are subject to environmental assessments, no assurances can be given that the environmental assessments reveal all environmental liabilities, or that an issuer or Portfolio Investment Vehicle has established adequate reserves for such liabilities, or that no prior owners created any environmental condition not disclosed in the environmental assessment for such property.

Uninsured Losses. Issuers or Portfolio Investment Vehicles may seek to maintain insurance coverage against liability to third parties for injury and property damage relating the agriculture/farmland investments held by such issuer or Portfolio Investment Vehicle to in amounts commercially reasonable. However, the actual premiums and deductibles payable by an issuer or Portfolio Investment Vehicle may be substantially different than the premiums and deductibles such issuer or Portfolio Investment Vehicle may have projected for premiums and deductibles. Insurance against certain risks, such as earthquakes, floods, windstorms, biological agents or damage by terrorism, may be commercially unavailable, available in amounts that are less than the full market value or replacement cost of investment properties, subject to a large deductible or not economically insurable. In addition, there can be no assurance that the particular risks that are currently insurable will continue to be insurable on an economic basis. There is no guarantee that any insurer will pay the full amount of any claim, that the insurer will not dispute or refuse to pay on any claim of loss or that the insurer will be solvent or financially able to pay any claim, especially in the case of a catastrophic loss in one geographical area. Additionally, all of the properties owned by an issuer or Portfolio Investment Vehicle may be at risk in the event of an uninsured liability to third parties.

Litigation Risk. The acquisition, ownership and disposition of agriculture/farmland carries certain specific litigation risks. Litigation may be commenced with respect to a property acquired by an issuer or Portfolio Investment Vehicle in relation to activities that took place prior to such issuer’s or Portfolio Investment Vehicle’s acquisition of such property, or in relation to the prior owner of the property. In addition, at the time of disposition of an individual property, a potential buyer may claim that it should have been afforded the opportunity to purchase the asset or alternatively that such potential buyer should be awarded due diligence expenses incurred or statutory damages for misrepresentation relating to disclosure made, if such buyer is passed over in favor of another as part of an issuer or Portfolio Investment Vehicle’s efforts to maximize sale proceeds. Similarly, successful buyers may later sue an issuer or Portfolio Investment Vehicle under various damage theories, including those sounding in tort, for losses associated with latent defects or other problems not uncovered in due diligence.

Precious Metals Risk

Gold and other Precious Metals prices can be influenced by a variety of economic, financial and political factors, especially inflation: when inflation is low or expected to fall, prices tend to be weak. Any market price movements, regulatory or technological changes, or economic conditions affecting gold-related investments may have an impact on the Fund’s performance. Additionally, there are certain considerations related to gold and other direct Precious Metal investments, including custody and transaction costs that may be higher than those involving securities. The prices of gold and Precious Metals may be volatile, fluctuating substantially over short periods of time. The prices of gold and other Precious Metals are affected by such factors as:

●	how much of the worldwide supply is held by large holders, such as governmental bodies and central banks;
●	unpredictable monetary policies and economic and political conditions in countries throughout the world;
●	supply and demand for gold bullion as an investment, including bars, coins or gold-backed financial instruments such as exchange-traded funds;
●	demand for gold jewelry; and
●	government policies meant to influence demand for gold and other precious metals.

Debt Securities and Related Investments Risk

In addition to certain of the other risks described herein such as interest rate risk and credit risk, debt securities generally also are subject to the following risks:

Redemption Risk. Debt securities sometimes contain provisions that allow for redemption in the event of tax or security law changes in addition to call features at the option of the issuer. In the event of a redemption, the Fund may not be able to reinvest the proceeds at comparable rates of return.

Extension Risk. This is the risk that if interest rates rise, repayments of principal on certain debt securities, including, but not limited to, floating rate loans, may occur at a slower rate than expected and the expected maturity of those securities could lengthen as a result. Securities that are subject to extension risk generally have a greater potential for loss when prevailing interest rates rise, which could cause their values to fall sharply.

Liquidity Risk. Certain debt securities may be substantially less liquid than many other securities, such as U.S. Government securities or Shares or other equity securities.

Spread Risk. Wider credit spreads and decreasing market values typically represent a deterioration of the debt security’s credit soundness and a perceived greater likelihood or risk of default by the issuer.

Limited Voting Rights. Debt securities typically do not provide any voting rights, except in some cases when interest payments have not been made and the issuer is in default. Even in such cases, such rights may be limited to the terms of the debenture or other agreements.

Prepayment/Reinvestment Risk. Many types of debt securities, including debt related to real assets, may reflect an interest in periodic payments made by borrowers. Although debt securities and other obligations typically mature after a specified period of time, borrowers may pay them off sooner. When a prepayment happens, all or a portion of the obligation will be prepaid. A borrower is more likely to prepay an obligation which bears a relatively high rate of interest. This means that in times of declining interest rates, there is a greater likelihood that the Fund’s higher yielding securities will be pre-paid and the Fund will probably be unable to reinvest those proceeds in an investment with as high a yield, causing the Fund’s yield to decline. Securities subject to prepayment risk generally offer less potential for gains when prevailing interest rates fall. If the Fund buys those investments at a premium, accelerated prepayments on those investments could cause the Fund to lose a portion of its principal investment and result in lower yields to Shareholders. The increased likelihood of prepayment when interest rates decline also limits market price appreciation, especially with respect to certain loans. The effect of prepayments on the price of a security may be difficult to predict and may increase the security’s price volatility. Interest-only and principal only securities are especially sensitive to interest rate changes, which can affect not only their prices but can also change the income flows and repayment assumptions about those investments. Income from the Fund’s portfolio may decline when the Fund invests the proceeds from investment income, sales of portfolio securities or matured, traded or called debt obligations. A decline in income received by the Fund from its investments is likely to have a negative effect on the dividend levels , NAV and/or overall return of the Shares.

REIT Risk

Investments in REITs, including the Sub-REITs, are subject to the risks associated with investing in real estate, which may include, but are not limited to: fluctuations in the value of underlying properties; defaults by borrowers or tenants; market saturation; changes in general and local operating expenses; and other economic, political or regulatory occurrences affecting companies in the real estate industry. Additionally, investing in REITs involves certain other risks related to their structure and focus, which include, but are not limited to, dependency upon management skills, limited diversification, the risks of locating and managing financing for projects, heavy cash flow dependency, possible default by borrowers, the costs and potential losses of self-liquidation of one or more holdings, the risk of a possible lack of mortgage funds and associated interest rate risks, overbuilding, property vacancies, increases in property taxes and operating expenses, changes in zoning laws, losses due to environmental damages, changes in neighborhood values and appeal to purchases, the possibility of failing to maintain exemptions from registration under the Investment Company Act, failure to satisfy the requirements of the Code for maintaining REIT status and, in many cases, relatively small market capitalization, which may result in less market liquidity and greater price volatility. The value of securities issued by REITs is affected by tax and regulatory requirements and by perceptions of management skill. They also may be affected by general economic conditions and are subject to heavy cash flow dependency, defaults by borrowers or tenants, self-liquidation at an economically disadvantageous time, and the possibility of failing to qualify for favorable tax treatment under applicable U.S. or foreign law and/or to maintain exempt status under the Investment Company Act. REITs are also subject to the risk that the real estate market may experience an economic downturn generally, which may have a material effect on the real estate in which the REITs invest and their underlying portfolio securities.

Mortgage-Backed Securities Risk.

Mortgage-Backed Securities (“MBS”) represent an interest in a pool of mortgages. The risks associated with MBS include: (1) credit risk associated with the performance of the underlying mortgage properties and of the borrowers owning these properties; (2) risks associated with their structure and execution (including the collateral, the process by which principal and interest payments are allocated and distributed to investors and how credit losses affect the return to investors in such MBS); (3) risks associated with the servicer of the underlying mortgages; (4) adverse changes in economic conditions and circumstances, which are more likely to have an adverse impact on MBS secured by loans on certain types of commercial properties than on those secured by loans on residential properties; (5) prepayment risk, which can lead to significant fluctuations in the value of the MBS; (6) loss of all or part of the premium, if any, paid; and (7) decline in the market value of the security, whether resulting from changes in interest rates, prepayments on the underlying mortgage collateral or perceptions of the credit risk associated with the underlying mortgage collateral. The value of MBS may be substantially dependent on the servicing of the underlying pool of mortgages. In addition, the Fund’s level of investment in MBS of a particular type or in MBS issued or guaranteed by affiliated obligors, serviced by the same servicer or backed by underlying collateral located in a specific geographic region, may subject the Fund to additional risk.

Moreover, mortgage-backed securities may be issued by private issuers and be collateralized by securities without a government guarantee. Such securities usually have some form of private credit enhancement. The risk of loss due to default on private mortgage-backed securities is historically higher because neither the U.S. Government nor an agency or instrumentality have guaranteed them. Timely payment of interest and principal is, however, generally supported by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance. Government entities, private insurance companies or the private mortgage poolers issue the insurance and guarantees. The insurance and guarantees and the creditworthiness of their issuers will be considered when determining whether a mortgage-backed security meets the Fund's quality standards. The Fund may buy mortgage- backed securities without insurance or guarantees if, through an examination of the loan experience and practices of the poolers, the investment manager determines that the securities meet the Fund's quality standards. Private mortgage-backed securities whose underlying assets are neither U.S. Government securities nor U.S. Government- insured mortgages, to the extent that real properties securing such assets may be located in the same geographical region, may also be subject to a greater risk of default than other comparable securities in the event of adverse economic, political or business developments that may affect such region and, ultimately, the ability of property owners to make payments of principal and interest on the underlying mortgages. Non-government mortgage-backed securities are generally subject to greater price volatility than those issued, guaranteed or sponsored by government entities because of the greater risk of default in adverse market conditions. Where a guarantee is provided by a private guarantor, the Fund is subject to the credit risk of such guarantor, especially when the guarantor doubles as the originator.

When market interest rates decline, more mortgages are refinanced and the securities are paid off earlier than expected. Prepayments may also occur on a scheduled basis or due to foreclosure. When market interest rates increase, the market values of MBS decline. At the same time, however, mortgage refinancings and prepayments slow, which lengthens the effective maturities of these securities. As a result, the negative effect of the rate increase on the market value of MBS is usually more pronounced than it is for other types of debt securities. In addition, due to increased instability in the credit markets, the market for some MBS has experienced reduced liquidity and greater volatility with respect to the value of such securities, making it more difficult to value such securities.

Moreover, the relationship between prepayments and interest rates may give some high-yielding MBS less potential for growth in value than conventional bonds with comparable maturities. In addition, in periods of falling interest rates, the rate of prepayment tends to increase. During such periods, the reinvestment of prepayment proceeds by the Fund will generally be at lower rates than the rates that were carried by the obligations that have been prepaid. Because of these and other reasons, MBS’s total return and maturity may be difficult to predict precisely. To the extent that the Fund purchases MBS at a premium, prepayments (which may be made without penalty) may result in loss of the Fund’s principal investment to the extent of premium paid.

MBS generally are classified as either CMBS or RMBS, each of which are subject to certain specific risks.

Commercial Mortgage-Backed Securities Risk. The market for CMBS developed more recently and, in terms of total outstanding principal amount of issues, is relatively small compared to the market for residential single-family MBS. CMBS are subject to particular risks, including lack of standardized terms, shorter maturities than residential mortgage loans and providing for payment of all or substantially all of the principal only at maturity rather than regular amortization of principal. In addition, commercial lending generally is viewed as exposing the lender to a greater risk of loss than residential lending. Commercial lending typically involves larger loans to single borrowers or groups of related borrowers than residential mortgage loans. In addition, the repayment of loans secured by income producing properties typically is dependent upon the successful operation of the related real estate project and the cash flow generated therefrom. Net operating income of an income-producing property can be affected by, among other things: tenant mix, success of tenant businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expense or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, change in governmental rules, regulations and fiscal policies, including environmental legislation, acts of God, terrorism, social unrest and civil disturbances.

Consequently, adverse changes in economic conditions and circumstances are more likely to have an adverse impact on MBS secured by loans on commercial properties than on those secured by loans on residential properties. Economic downturns and other events that limit the activities of and demand for commercial retail and office spaces adversely impact the value of such securities. Additional risks may be presented by the type and use of a particular commercial property. Special risks are presented by hospitals, nursing homes, hospitality properties and certain other property types. Commercial property values and net operating income are subject to volatility, which may result in net operating income becoming insufficient to cover debt service on the related mortgage loan. The exercise of remedies and successful realization of liquidation proceeds relating to CMBS may be highly dependent on the performance of the servicer or special servicer. There may be a limited number of special servicers available, particularly those that do not have conflicts of interest.

Residential Mortgage-Backed Securities Risk. Credit-related risk on RMBS arises from losses due to delinquencies and defaults by the borrowers in payments on the underlying mortgage loans and breaches by originators and servicers of their obligations under the underlying documentation pursuant to which the RMBS are issued. The rate of delinquencies and defaults on residential mortgage loans and the aggregate amount of the resulting losses will be affected by a number of factors, including general economic conditions, particularly those in the area where the related mortgaged property is located, the level of the borrower’s equity in the mortgaged property and the individual financial circumstances of the borrower. If a residential mortgage loan is in default, foreclosure on the related residential property may be a lengthy and difficult process involving significant legal and other expenses. The net proceeds obtained by the holder on a residential mortgage loan following the foreclosure on the related property may be less than the total amount that remains due on the loan. The prospect of incurring a loss upon the foreclosure of the related property may lead the holder of the residential mortgage loan to restructure the residential mortgage loan or otherwise delay the foreclosure process.

Credit Risk

Credit risk is the risk that an issuer or counterparty will fail to pay its obligations to the Fund or a Portfolio Investment Vehicle when they are due. If an investment’s issuer or counterparty fails to pay interest or otherwise fails to meet its obligations to the Fund or a Portfolio Investment Vehicle, the Fund’s income might be reduced and the value of the investment might fall or be lost entirely. Financial strength and solvency of an issuer are the primary factors influencing credit risk. Changes in the financial condition of an issuer or counterparty, changes in specific economic, social or political conditions that affect a particular type of instrument or an issuer, and changes in economic, social or political conditions generally can increase the risk of default by an issuer or counterparty, which can affect an instrument’s credit quality or value and an issuer’s or counterparty’s ability to pay interest and principal when due. The values of securities also may decline for a number of other reasons that relate directly to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services, as well as the historical and prospective earnings of the issuer and the value of its assets. Credit risk is heightened to the extent the Fund or a Portfolio Investment Vehicle has fewer counterparties.

In addition, lack of or inadequacy of collateral or credit enhancements for a fixed income security may affect its credit risk. Credit risk of a security may change over time, and securities which are rated by rating agencies may be subject to downgrade, which may have an indirect impact on the market price of securities. Ratings are only opinions of the agencies issuing them as to the likelihood of re-payment. They are not guarantees as to quality and they do not reflect market risk.

Below investment grade securities are securities rated below “BBB–” by S&P or Fitch, or below “Baa3” by Moody’s, or comparably rated by another NRSRO or, if unrated, determined to be of comparable credit quality at the time of purchase. Below investment grade securities are commonly referred to as “junk” or “high yield” securities and are considered speculative with respect to the issuer’s capacity to pay interest and repay principal and are susceptible to default or decline in market value due to adverse economic and business developments. High yield securities are often unsecured and subordinated to other creditors of the issuer. The market values for high yield securities tend to be very volatile, and these securities are generally less liquid than investment grade securities. For these reasons, an investment in the Fund is subject to the following specific risks: (i) increased price sensitivity to changing interest rates and to a deteriorating economic environment; (ii) greater risk of loss due to default or declining credit quality; (iii) adverse company specific events more likely to render the issuer unable to make interest and/or principal payments; (iv) negative perception of the high yield market which may depress the price and liquidity of high yield securities; (v) volatility; and (vi) liquidity.

Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities held by the Fund or a Portfolio Investment Vehicle, thereby reducing the value of the Shares. In addition, default may cause the Fund or a Portfolio Investment Vehicle to incur expenses in seeking recovery of principal or interest on its portfolio holdings. In any reorganization or liquidation proceeding relating to a portfolio company, the Fund or a Portfolio Investment Vehicle may lose its entire investment or may be required to accept cash or securities with a value less than its original investment. Among the risks inherent in investments in a troubled entity is the fact that it frequently may be difficult to obtain information as to the true financial condition of such issuer. The Investment Adviser’s, Sub-Adviser’s or a Portfolio Investment Vehicle’s judgment about the credit quality of an issuer and the relative value of its securities may prove to be wrong. Investments in below investment grade securities may present special tax issues for the Fund or a Portfolio Investment Vehicle to the extent that the issuers of these securities default on their obligations pertaining thereto, and the federal income tax consequences to the Fund or a Portfolio Investment Vehicle as a holder of such distressed securities may not be clear.

Adverse changes in economic conditions are more likely to lead to a weakened capacity of a high yield issuer to make principal payments and interest payments than an investment grade issuer. An economic downturn could severely affect the ability of highly leveraged issuers to service their debt obligations or to repay their obligations upon maturity. Periods of economic stress that persist longer than corporate managers anticipate or prepare for could similarly affect many issuers. See “PRINCIPAL RISK FACTORS—Recent Market Circumstances.”

The secondary market for high yield securities may not be as liquid as the secondary market for more highly rated securities, a factor which may have an adverse effect on the Fund’s or a Portfolio Investment Vehicle’s ability to dispose of a particular security. There are fewer dealers in the market for high yield securities than for investment grade obligations. The prices quoted by different dealers may vary significantly, and the spread between bid and asked prices is generally much larger for high yield securities than for higher quality instruments. Under adverse market or economic conditions, the secondary market for high yield securities could contract further, independent of any specific adverse changes in the condition of a particular issuer, and these securities may become illiquid. As a result, the Fund or a Portfolio Investment Vehicle could find it more difficult to sell these securities or may be able to sell the securities only at prices lower than if such securities were widely traded. Prices realized upon the sale of such lower rated or unrated securities, under these circumstances, may be less than the prices used in calculating the Fund’s NAV. See “PRINCIPAL RISK FACTORS —Limited Liquidity/Repurchase Offers.”

Rating Agencies Risk

Rating agencies may fail to make timely changes in credit ratings and an issuer’s current financial condition may be better or worse than a rating indicates. In addition, rating agencies are subject to an inherent conflict of interest because they are often compensated by the same issuers whose securities they grade.

Active Management Risk

Identifying the appropriate managers of Private Investment Vehicles and REITs (“Managers”) is difficult and involves a high degree of uncertainty. The performance of the Fund depends in large part upon the ability of the Investment Adviser and Sub-Adviser to choose successful Managers and upon its ability to develop and implement investment strategies that achieve the Fund’s investment objective. Although the Investment Adviser and Sub-Adviser monitor the Managers, it is possible that one or more Portfolio Investment Vehicles may take substantial positions in the same instruments or markets at the same time, thereby interfering with the Fund’s investment goals. In addition, the Managers may make investment decisions that conflict with each other; for example, at any particular time, a Private Investment Vehicle or REIT may be purchasing shares of an issuer whose shares are being sold by another Private Investment Vehicle or REIT. Consequently, the Fund indirectly could incur transaction costs without accomplishing any net investment result.

Furthermore, the Managers have varying levels of experience – some may be newly organized and have no, or limited, operating histories. Although the Investment Adviser and Sub-Adviser receive detailed information from each Manager regarding its historical performance and investment strategy, there may be some information that the Investment Adviser and Sub-Adviser cannot independently verify. In addition, a particular Manager’s past successful performance is not necessarily an indication of such Manager’s future performance. There can be no assurance that the Investment Adviser’s and Sub-Adviser's assessments of Managers will prove accurate or that the Fund will achieve its investment objective.

In addition, the Managers are subject to various risks, including risks relating to operations and back office functions, property management, accounting, administration, risk management, valuation services and reporting. The Managers may also face competition from other industry participates that may be more established, have larger asset bases and have larger numbers of qualified management and technical personnel. Additionally, the investment strategies pursued by certain Managers may evolve over time, which may limit the Investment Adviser’s and Sub-Adviser's ability to assess a Manager’s ability to achieve its long-term investment objective.

While the Investment Adviser and Sub-Adviser will regularly evaluate each Private Investment Vehicle and REIT and its Manager to determine whether their respective investment programs are consistent with the Fund’s investment objectives and whether the investment performance is satisfactory, it will not have any control over the investments made by a Private Investment Vehicle or REIT. The Investment Adviser’s and Sub-Adviser's judgments about the attractiveness, relative value, or potential appreciation of a particular sector, security, or investment strategy may prove to be incorrect, and may cause the Fund to incur losses.

Even though Private Investment Vehicles and REITs are subject to certain constraints, the Managers may change aspects of their investment strategies without prior notice to the Fund. The Managers may do so at any time (for example, such change may occur immediately after providing the Investment Adviser and Sub-Adviser with the quarterly unaudited financial information for the Private Investment Vehicle). The Investment Adviser and Sub-Adviser may reallocate the Fund’s investments among the Portfolio Investment Vehicles, but the Investment Adviser’s and Sub-Adviser's ability to do so may be constrained by the withdrawal limitations imposed by the Private Investment Vehicles or REITs. The Fund’s investments in certain Private Investment Vehicles and REITs may be subject to lock-up periods, during which the Fund may not withdraw its investment. These withdrawal limitations may prevent the Fund from reacting rapidly to market changes should a Private Investment Vehicle or REIT fail to effect portfolio changes consistent with such market changes and the demands of the Investment Adviser and Sub-Adviser. Such withdrawal limitations may also restrict the Investment Adviser’s and Sub-Adviser's ability to terminate investments in Private Investment Vehicles that are poorly performing or have otherwise had adverse changes. The Investment Adviser and Sub-Adviser will engage in due diligence in an effort to ensure that the Fund’s assets are invested in Private Investment Vehicles and REITs that provide reports that will enable them to monitor the Fund’s investments as to their overall performance, sources of income, asset valuations, and liabilities; however, there is no assurance that such efforts will necessarily detect fraud, malfeasance, inadequate back office systems, or other flaws or problems with respect to the Private Investment Vehicle’s or REIT’s operations and activities. The Investment Adviser and Sub-Adviser will be dependent on information provided by the Private Investment Vehicle and REITs, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Investment Adviser’s and Sub-Adviser's ability to manage the Fund’s investment portfolio in accordance with its investment objectives. By investing in the Fund, a Shareholder will not be deemed to be an investor in any Private Investment Vehicle or REIT and will not have the ability to exercise any rights attributable to an investor in any such Investment Fund related to their investment.

Conflicts of interest may arise from the fact that the Investment Adviser, Sub-Adviser, the Managers and their affiliates may be carrying on substantial investment activities for other clients in which the Fund has no interest. The Investment Adviser, Sub-Adviser and the Managers, and their respective affiliates manage the assets of and/or provide advice to registered investment companies, private investment vehicles and individual accounts (collectively, “Advisor Clients”) other than the Fund, which could compete for the same investment opportunities as the Fund. In addition, the Investment Adviser, Sub-Adviser, and the Managers and their respective affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in private investment vehicles or other investment vehicles in which the Fund will have no interest. The Investment Adviser, Sub-Adviser and the Managers and their respective affiliates may determine that an investment opportunity in a particular investment vehicle is appropriate for a particular Advisor Client or for themselves or their officers, directors, partners, members or employees, but not for the Fund. Situations may arise in which the Investment Adviser, Sub-Adviser and the Managers and/or their respective affiliates or Advisor Clients have made investments which would have been suitable for investment by the Fund but, for various reasons, were not pursued by, or available to, the Fund. The investment activities of the Investment Adviser, Sub-Adviser and the Managers and their respective affiliates and any of their respective officers, directors, partners, members or employees may disadvantage the Fund in certain situations, if, among other reasons, the investment activities limit the Fund’s ability to invest.

Furthermore, the officers or employees of the Investment Adviser and Sub-Adviser will be engaged in substantial activities other than on behalf of the Fund and may have conflicts of interest in allocating their time and activity among the Fund and Advisor Clients. The Investment Adviser, Sub-Adviser and the Managers managing and their respective officers and employees will devote so much of their time to the affairs of the Fund as in their judgment is necessary and appropriate.

Personnel of the Investment Adviser and Sub-Adviser may also periodically discuss investment research and due diligence with portfolio managers and other senior personnel of the Managers and/or their respective affiliates. Investment decisions for the Fund are made independently from those of Advisor Clients. If, however, the Fund desires to invest in, or withdraw from, the same Private Investment Vehicle or REIT as an Advisor Client, the opportunity will be allocated equitably. Decisions in this regard are necessarily subjective and there is no requirement that the Fund participate, or participate to the same extent as the Advisor Clients, in all available investments. In some cases, investments for Advisor Clients may be on terms different than, and sometimes more favorable than, an investment made on behalf of the Fund. In addition, the Investment Adviser, Sub-Adviser and the Managers and/or their respective affiliates or Advisor Clients may also have an interest in an account or investment vehicle managed by, or enter into relationships with, a sub-adviser or its affiliates on terms different, and potentially more favorable, than an interest in the Fund, which may adversely affect the amount the Fund will be able to invest in a Private Investment Vehicle or REIT. In other cases, the Fund may invest in a manner opposite to that of Advisor Clients (i.e., the Fund buying an investment when Advisor Clients are selling, and vice-versa). Additionally, because any selling agents or their affiliates may provide brokerage, placement, investment banking and other financial or advisory services from time to time to one or more accounts or entities managed by the Managers or their affiliates, including the Private Investment Vehicles and REITs, and receive compensation for providing these services, these relationships could preclude the Fund from engaging in certain transactions and could constrain the Fund’s investment flexibility. In addition, the Fund is subject to certain limitations relating to joint transactions with affiliates, which in certain circumstances will limit the Fund’s ability to make investments or enter into other transactions alongside other Advisor Clients. There can be no assurance that such regulatory restrictions will not adversely affect the Fund’s ability to capitalize on attractive investment opportunities. Managers may also receive research products and services in connection with the brokerage services that the Investment Adviser, Sub-Adviser and the Managers managing Private Investment Vehicles and REITs, any sub-advisers, and their respective affiliates may provide from time to time to one or more Manager accounts or to the Fund.

Leverage Risk

Although the Fund has the option to borrow, there are significant risks that may be assumed in connection with such borrowings. Leverage is a speculative technique that may expose the Fund to greater risk and increased costs. Investors in the Fund should consider the various risks of leverage, including, without limitation, the risks described below. There is no assurance that a leveraging strategy would be successful.

Leverage involves risks and special considerations for Shareholders including:

●	the likelihood of greater volatility of NAV of the Shares, and of the investment return to Shareholders, than a comparable portfolio without leverage;
●	the risk that fluctuations in interest rates on borrowings and short-term debt that the Fund must pay will reduce the return to the Shareholders;
●	the effect of leverage in a declining market or a rising interest rate environment, which would likely cause a greater decline in the NAV of the Shares than if the Fund were not leveraged;
●	the potential for an increase in operating costs, which may reduce the Fund’s total return;
●	the possibility either that dividends will fall if the interest and other costs of leverage rise, or that dividends paid on Shares will fluctuate because such costs vary over time; and
●	In the event that the Fund would be required to sell assets at a loss, including in order to redeem or pay off any borrowing, such a sale would reduce the Fund’s NAV and may make it difficult for the NAV to recover. The Fund nevertheless may continue to use leverage if the Investment Adviser expects that the benefits to the Shareholders of maintaining the leveraged position likely would outweigh a resulting reduction in the current return.

Certain types of borrowings by the Fund would result in the Fund being subject to covenants in credit agreements relating to asset coverage and Fund composition requirements that are more stringent than those currently imposed on the Fund by the Investment Company Act. In addition, borrowings by the Fund may be made on a secured basis. The Fund’s Custodian will then either segregate the assets securing the Fund’s borrowings for the benefit of the Fund’s lenders or arrangements will be made with a suitable sub-custodian. If the assets used to secure a borrowing decrease in value, the Fund may be required to pledge additional collateral to the lender in the form of cash or securities to avoid liquidation of those assets. In the event of a default, the lenders will have the right, through the Fund’s Custodian, to liquidate the Fund’s assets, which may include redemption of the Fund’s investments in Private Investment Vehicles or REITs, without consideration of whether doing so would be in the best interests of the Fund’s Shareholders. The rights of any lenders to the Fund to receive payments of interest on and repayments of principal of borrowings will be senior to the rights of the Fund’s Shareholders, and the terms of the Fund’s borrowings may contain provisions that limit certain activities of the Fund and could result in precluding the purchase of instruments that the Fund would otherwise purchase.

The use of leverage involves financial risk and would increase the exposure of the Fund’s investment returns to adverse economic factors such as rising interest rates, downturns in the economy or deterioration in the condition of the investments. There would be a risk that operating cash flow available to the Fund would be insufficient to meet required payments and a risk that it would not be possible to refinance existing indebtedness or that the terms of such refinancing would not be as favorable as the terms of existing indebtedness. Borrowings by the Fund may be secured by any or all of the assets of the Fund, with the consequences that the Fund may lose more than its equity stake in any one investment, and may lose all of its capital.

Interest or other expenses payable by the Fund with respect to its borrowings generally will be based on shorter-term interest rates that would be periodically reset. So long as the Fund’s portfolio investments provide a higher rate of return (net of applicable Fund expenses) than the interest rates and other costs to the Fund of such leverage, the investment of the proceeds thereof will generate more income than will be needed to pay the costs of the leverage. If so, and all other things being equal, the excess may be used to pay higher dividends to Shareholders than if the Fund were not so leveraged. If, however, shorter-term interest rates rise relative to the rate of return on the Fund’s portfolio, the interest and other costs of leverage to the Fund (including interest expenses on borrowings) could exceed the rate of return on the investments held by the Fund, thereby reducing return to Shareholders. In addition, fees and expenses of any form of leverage used by the Fund will be borne entirely by the Shareholders and will reduce the investment return of the Shares. Therefore, there can be no assurance that the Fund’s use of leverage will result in a higher yield on the Shares, and it may result in losses.

In addition to any borrowing utilized by the Fund, the Portfolio Investment Vehicles in which the Fund invests may utilize leverage. The Portfolio Investment Vehicles may be able to borrow, subject to the limitations of their charters and operative documents. While leverage presents opportunities for increasing a Portfolio Investment Vehicle’s total return, it has the effect of potentially increasing losses as well. If income and appreciation on investments made with borrowed funds are less than the required interest payments on the borrowings, the value of the Portfolio Investment Vehicle will decrease. Additionally, any event which adversely affects the value of an investment by a Portfolio Investment Vehicle would be magnified to the extent such Portfolio Investment Vehicle is leveraged. Furthermore, because the Portfolio Investment Vehicles may themselves incur higher level of leverage than that which the Fund is permitted, the Fund could be effectively leveraged in an amount far greater than the limit imposed by the Investment Company Act.

In addition, the management fee payable to the Investment Adviser or Sub-Adviser will be higher when the Fund uses leverage than when it does not use leverage. Because the Investment Adviser or Sub-Adviser may have a financial incentive to use leverage, there exists a potential conflict of interest in determining whether to use or increase the use of leverage for the Fund. The Fund may use or continue to use leverage when the Investment Adviser believes the benefits to Shareholders of maintaining the leveraged position likely will outweigh any current reduced return due to the costs of the leverage, but expects to reduce, modify or cease its leverage when the Investment Adviser believes the costs of the leverage likely will exceed the return provided from the investments made with the proceeds of the leverage.

The cumulative effect of the use of leverage by a Portfolio Investment Vehicles in a market that moves adversely to such a Portfolio Investment Vehicle’s investments could result in a substantial loss which would be greater than if the Portfolio Investment Vehicle were not leveraged.

Limited Liquidity/Repurchase Offers

Shares in the Fund provide limited liquidity since Shareholders will not be able to redeem Shares on a daily basis. A Shareholder may not be able to tender its Shares in the Fund promptly after it has made a decision to do so. There is no assurance that you will be able to tender your Shares when or in the amount that you desire. In addition, with very limited exceptions, Shares are not transferable, and liquidity will be provided only through repurchase offers made from time to time by the Fund. Shares in the Fund are therefore suitable only for investors who can bear the risks associated with the limited liquidity of Shares and should be viewed as a long-term investment.

The Fund is a closed-end investment company structured as an “interval fund” and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at per-class NAV, of not less than 5% of the Fund’s outstanding Shares on the repurchase request deadline. The Fund will offer to purchase only a small portion of its Shares each semi-annual period , and there is no guarantee that Shareholders will be able to sell all of the Shares that they desire to sell in any particular repurchase offer. Under current regulations, such offers must be for not less than 5% nor more than 25% of the Fund’s Shares outstanding on the repurchase request deadline, pursuant to Rule 23c-3 under the Investment Company Act. The Fund will offer to purchase only a small portion of its Shares each quarter, and there is no guarantee that Shareholders will be able to sell all of the Shares that they desire to sell in any particular repurchase offer.

If a repurchase offer is oversubscribed, the Fund may repurchase only a pro rata portion of the Shares tendered by each Shareholder. The potential for proration may cause some investors to tender more Shares for repurchase than they wish to have repurchased.

The Fund’s repurchase policy may have the effect of decreasing the size of the Fund over time from what it otherwise would have been. Such a decrease may therefore force the Fund to sell assets it would not otherwise sell. It may also reduce the investment opportunities available to the Fund and cause its expense ratio to increase.

Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Investment Adviser would otherwise want, potentially resulting in losses, and may increase the Fund’s portfolio turnover, subject to such policies as may be established by the Board in an attempt to avoid or minimize potential losses and turnover resulting from the repurchase of Shares.

The NAV of Shares tendered in a repurchase offer may decline between the repurchase request deadline and the date on which the NAV for tendered Shares is determined. The repurchase of Shares by the Fund may be a taxable event for Shareholders. To the extent that the Fund employs investment leverage, repurchases of Shares will compound the adverse effects of leverage in a declining market. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income.

If a Shareholder tenders all of its Shares (or a portion of its Shares) in connection with a repurchase offer made by the Fund, that tender may not be rescinded by the Shareholder after the date on which the repurchase offer terminates. However, although the amount payable to the Shareholder will be based on the value of the Fund’s assets as of the repurchase date, the value of Shares that are tendered by Shareholders generally will be determined within fourteen (14) days after the repurchase offer terminates. Thus, a Shareholder will not know its repurchase price until after it has irrevocably tendered its Shares.

See “TENDER OFFERS/OFFERS TO REPURCHASE”, and “TENDER/REPURCHASE PROCEDURES.”

Common Stock Risk

Common stock risk is the risk that the value of the common stock held by the Fund will fall, sometimes rapidly and unpredictably, due to general market and economic conditions, perceptions regarding the industries in which the issuers of common stock held by the Fund participate or factors relating to specific companies in which the Fund invests. Common stock of an issuer in the Fund’s portfolio may decline in price if the issuer fails to make anticipated dividend payments because, among other reasons, the issuer of the common stock experiences a decline in its financial condition. Common stock in which the Fund may invest is structurally subordinated to preferred stock, bonds and other debt instruments in a company’s capital structure, in terms of priority to corporate income and liquidation payments, and therefore will be subject to greater dividend risk than preferred stock or debt instruments of such issuers. In addition, while common stock has historically generated higher average returns than debt securities over the long term, common stock has also experienced significantly more volatility in those returns. An adverse event, such as an unfavorable earnings report, may depress the value of common stock of an issuer held by the Fund. Also, the price of common stock of an issuer is sensitive to general movements in the stock market, changes in investors’ perceptions of the financial condition of the issuer and the occurrence of political or economic events affecting issuers. A drop in the stock market may depress the price of most or all of the common stock to which the Fund has investment exposure. In addition, common stock prices may be sensitive to rising interest rates as the costs of capital rise and borrowing costs increase.

The Fund may invest in common stock of companies of any market capitalization. Accordingly, the Fund may invest in common stock of companies having smaller market capitalizations. The common stock of these companies often have less liquidity than the common stock of larger companies and these companies frequently have less management depth, narrower market penetrations, less diverse product lines and fewer resources than larger companies. Due to these and other factors, common stock of smaller companies may be more susceptible to market downturns and other events, and their prices may be more volatile than the common stock of larger companies.

Preferred Stock

Preferred stock represents an equity ownership interest in an issuer, but generally entitles the holder to receive, in preference to the holders of other stocks such as common stock, dividends and a fixed share of the proceeds resulting from the liquidation of the issuer. Some preferred stock also entitles its holders to receive additional liquidation proceeds on the same basis as holders of the issuer's common stock. Some preferred stock offers a fixed rate of return with no maturity date. Preferred stock with no maturity may perform similarly to long term bonds, and can be more volatile than other types of preferred stock with heightened sensitivity to changes in interest rates. Other preferred stock has a variable dividend, generally determined on a quarterly or other periodic basis. Because preferred stock represents an equity ownership interest in a company, its value usually will react more strongly than bonds and other debt instruments to actual or perceived changes in an issuer's financial condition or prospects or to fluctuations in the equity markets. Unlike common stock, preferred stock does not usually have voting rights absent the occurrence of specified events; preferred stock, in some instances, is convertible into common stock. In order to be payable, dividends on preferred stock must be declared by the issuer's board of directors. There is, however, no assurance that dividends will be declared by the boards of directors of issuers of the preferred stocks in which the Fund invests.

Illiquid Investment Risk

The Fund will invest in restricted securities and other investments which are illiquid. Restricted securities are securities that may not be sold to the public without an effective registration statement under the Securities Act, or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration under the Securities Act.

Where registration is required to sell a security, the Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Fund may be permitted to sell a security under an effective registration statement. If during such a period adverse market conditions were to develop, the Fund might obtain a less favorable price than the prevailing price when it decided to sell. The Fund may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which it purchased such securities. The Fund’s portfolio may include a number of investments for which no market exists and which have substantial restrictions on transferability.

Additionally, the Fund’s repurchase process could involve substantial complications and delays, as the ability of the Fund to honor repurchase requests is dependent in part upon the Fund’s ability to make withdrawals from Private Investment Vehicles and REITs which may be delayed, suspended altogether or not possible because, among other reasons, (i) many Private Investment Vehicles and REITs permit withdrawals only on an infrequent basis, which timing is not likely to coincide with the repurchase dates of the Fund, (ii) some Private Investment Vehicles and REITs may impose limits (known as “gates”) on the aggregate amount that a shareholder or all shareholders in the Private Investment Vehicle may withdraw on any single withdrawal date, and (iii) the Private Investment Vehicles’ and REITs’ portfolios may include investments that are difficult to value and that may only be able to be disposed of at substantial discounts or losses.

In addition, the Fund’s interests in the Private Investment Vehicles and REITs are subject to substantial restrictions on transfer. The Fund may liquidate an interest and withdraw from a Private Investment Vehicle or REIT pursuant to limited withdrawal rights. Some Private Investment Vehicles and REITs also may suspend the repurchase rights of their shareholders, including the Fund, from time to time. The illiquidity of these interests may adversely affect the Fund were it to have to sell interests at an inopportune time. Overall, the types of restrictions on investments by the Private Investment Vehicles and REITs affect the Fund’s ability to invest in, hold, vote the shares of, or sell the Private Investment Vehicles and REITs. Furthermore, the Fund, upon its withdrawal of all or a portion of its interest in a Private Investment Vehicle or REIT, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of. In addition, the Sub-REITs invest in illiquid assets, and may be unable to sell their assets, or be forced to sell them at reduced prices. The Fund may also invest directly in other private securities which it may not be able to sell at the Fund’s current carrying value for the securities.

High Portfolio Turnover

The Fund’s activities involve investment in the Investment Funds, which may invest on the basis of short-term market considerations. The turnover rate within the Investment Funds may be significant, potentially involving negative tax implications and substantial brokerage commissions, and fees. The Fund will have no control over this turnover. It is anticipated that the Fund’s income and gains, if any, will be primarily derived from ordinary income. In addition, the withdrawal of the Fund from an Investment Fund could involve expenses to the Fund under the terms of the Fund’s investment.

In the event a Shareholder chooses to participate in a repurchase offer, the Shareholder will be required to provide the Fund with notice of intent to participate prior to knowing what the repurchase price will be on the repurchase date.  Although the Shareholder may have the ability to withdraw a repurchase request prior to the repurchase date, to the extent the Shareholder seeks to sell Shares to the Fund as part of a repurchase offer, the Shareholder will be required to do so without knowledge of what the repurchase price of the Shares will be on the repurchase date.  It is possible that general economic and market conditions could cause a decline in the NAV per Share prior to the repurchase date.  See “TENDER OFFERS/OFFERS TO REPURCHASE” and “TENDER/REPURCHASE PROCEDURES” below for additional information on, and the risks associated with, the Fund’s repurchase policy.

Valuation Risk

Unlike publicly traded common stock, which trades on national exchanges, there is no central place or exchange for shares or interests in some of the Fund’s investments, including the Fund’s Portfolio Investment Vehicles and other private securities. Similarly, investments held by a Portfolio Investment Vehicle may also not be traded on an exchange or central marketplace. Due to the lack of centralized information and trading, the valuation of such investments may carry more risk than that of common stock. Uncertainties in the conditions of the financial and other markets, incomplete or unreliable reference data, human error, lack of transparency and inconsistency of valuation models and processes may lead to inaccurate asset pricing. In addition, other market participants may value securities differently than the Fund. As a result, the Fund may be subject to the risk that when an instrument is sold in the market, the amount received by the Fund or a Portfolio Investment Vehicle is less than the value of such instruments carried on such fund’s books.

When market quotations are not readily available or are deemed to be inaccurate or unreliable, the Fund’s Valuation Designee, through its Valuation Committee, values such investments at fair value as determined pursuant to the Valuation Procedures approved by the Board. As a general principle, the fair value of a security or other asset is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shareholders should recognize that fair value pricing involve various judgments and consideration of factors that may be subjective and inexact. As a result, there can be no assurance that fair value priced assets will not result in future adjustments to the prices of securities or other assets, or that fair value pricing will reflect a price that the Fund is able to obtain upon sale. It is also possible that the fair value determined for a security or other asset will be materially different from quoted or published prices, from the prices used by others for the same security or other asset and/or from the value that actually could be or is realized upon the sale of that security or other asset. For example, the Fund’s NAV could be adversely affected if the Fund’s determinations regarding the fair value of the Fund’s investments were materially higher than the values that the Fund ultimately realizes upon the disposal of such investments. In addition, valuation for illiquid assets may require more research than for more liquid investments and elements of judgment may play a greater role in valuation in such cases than for investments with a more active secondary market because there is less reliable objective data available.

There may not exist readily available market quotations for certain investments of the Fund and/or the Investment Funds in which the Fund invests. The most relevant information may often be provided by the issuer of such investments, which information could be extremely limited and outdated, and it may be difficult or impossible to confirm or review the accuracy of such information. Further, the issuer of such investments may face a conflict of interest in providing information or valuations to the Fund or a Portfolio Investment.

The Fund’s ownership interest in the Portfolio Investment Vehicles and other private securities are not publicly traded and the Fund will depend on appraisers, service providers and Managers to provide a valuation, or assistance with a valuation, of the Fund’s investment. Any such valuation is a subjective analysis of the fair market value of an asset and requires the use of techniques that are costly and time-consuming and ultimately provide no more than an estimate of value. Moreover, the valuation of the Fund’s investment in a Private Investment Vehicle or REIT, as provided by a Manager as of a specific date, or of a Sub-REIT provided by a property manager, may vary from the fair value of the investment that may be obtained if such investment were sold to a third party.

For information about the value of the Fund’s investment in Private Investment Vehicles or REITs, the Investment Adviser and Sub-Adviser will be dependent on information provided by the Private Investment Vehicles and REITs, including quarterly unaudited financial statements which, if inaccurate, could adversely affect the Investment Adviser’s and Sub-Adviser’s ability to value accurately the Fund’s Shares.

Valuations Subject to Adjustment

The valuations reported by private Investment Funds, based upon which the Fund determines its NAV and NAV per Share, may be subject to later adjustment or revision. For example, fiscal year-end net asset value calculations of the private Portfolio Investment Vehicles may be revised as a result of audits by their independent auditors. Other adjustments may occur from time to time. Because such adjustments or revisions, whether increasing or decreasing the NAV of the Fund at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustment or revision may not affect the amount of the repurchase proceeds of the Fund received by Shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the private investment funds or revisions to the NAV of a private investment fund adversely affect the Fund’s NAV, the outstanding Shares may be adversely affected by prior repurchases to the benefit of Shareholders who had their Shares repurchased at a NAV higher than the adjusted amount. Conversely, any increase in the NAV resulting from such subsequently adjusted valuations may be entirely for the benefit of the outstanding Shares and to the detriment of Shareholders who previously had their Shares repurchased at a NAV lower than the adjusted amount. The same principles apply to the purchase of Shares. New Shareholders may be affected in a similar way.

Private Investment Vehicles Risk

The Private Investment Vehicles will not be subject to the Investment Company Act, nor will they be publicly traded. As a result, the Fund’s investments in the Private Investment Vehicles will not be subject to the protections afforded to shareholders under the Investment Company Act. These protections include, among others, certain corporate governance standards, such as the requirement of having a certain percentage of the directors serving on a board as independent directors, statutory protections against self-dealing by the Managers, and leverage limitations, and investment restrictions.

The Manager of a Private Investment Vehicle may draw down on the Fund’s capital commitment all at once or in a series of capital calls. The portion of the Fund’s commitment to a Private Investment Vehicle that has not been called is referred to as an “unfunded commitment.” The Fund may have a contractual obligation to provide capital to meet its unfunded commitment when the Manager draws upon the commitment. In order to meet its obligation, the Fund may have to hold some, or in certain cases a substantial amount, of its assets temporarily in money market securities, cash or cash equivalents, possibly for several months; liquidate portfolio securities at an inopportune time; or borrow under a line of credit. Such contractual obligations could (i) make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Investment Adviser's and Sub-Adviser's strategy, in the case of liquidation, at a price consistent with the estimation of the investment's value and (ii) hinder the Fund from participating fully in a rapidly rising market if assets need to be held in money market securities, cash or cash equivalents, thereby negatively impacting the Fund's performance.

The Fund may also be required to indemnify certain of the Private Investment Vehicles from any liability, damage, cost or expense arising out of breaches of representations and warranties included in the Private Investment Vehicle’s subscription documents and certain acts or omissions relating to the offer or sale of the Fund’s Shares. In addition, Private Investment Vehicles may have indemnification obligations to the respective service providers they employ, which may result in increases to the fees and expenses for such Private Investment Vehicles.

None of the Private Investment Vehicles are sponsored or managed by the Investment Adviser and Sub-Adviser or their affiliates. The Fund will invest no more than 15% of its assets in Private Investment Vehicles or other entities that would be investment companies but for Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act (excluding, for the avoidance of doubt, the Sub-REITs and other entities that qualify as REITs or that would otherwise qualify for an exemption under Section 3(c)(5) of the Investment Company Act and the Fund’s investments in Private Investment Vehicles that hold Infrastructure assets). The Fund may invest substantially all of its assets in non-voting securities of Private Investment Vehicles. To the extent the Fund holds non-voting securities of, or contractually foregoes the right to vote in respect of, a Private Investment Vehicle (which it intends to do in order to avoid being considered an “affiliate” of a Private Investment Vehicle within the meaning of the Investment Company Act), it will not be able to vote on matters that require the approval of the investors of the Private Investment Vehicle, including a matter that could adversely affect the Fund’s investment, such as changes to the Private Investment Vehicle’s investment objective or policies or the termination of the Private Investment Vehicle. Nonetheless, the Fund may be considered, under certain circumstances, to be an affiliate of the Private Investment Vehicle. As such, the Fund might be subject to limitations imposed by the Investment Company Act on purchasing more interests in, or redeeming its interests from, the Private Investment Vehicle.

By investing in the Private Investment Vehicles indirectly through the Fund, a shareholder bears two layers of asset-based fees and expenses – at the Fund level and the Private Investment Vehicle level. In the aggregate, these fees might exceed the fees that would typically be incurred by a direct investment with a single Private Investment Vehicle.

Investment in Private Investment Vehicles carries the risk of loss due to Private Investment Vehicles’ fraud, intentional or inadvertent deviations from a predefined investment strategy (including excessive concentration, directional investing outside of predefined ranges, excessive leverage or new capital markets), or poor judgment. During the lifetime of the Fund, there could be material changes in one or more Private Investment Vehicles, including changes in control and mergers. The effect of such changes on a Private Investment Vehicle cannot be predicted but could be material and adverse. Given the limited liquidity of the Private Investment Vehicles, the Fund may not be able to alter its portfolio allocation in sufficient time to respond to any such changes, resulting in substantial losses from risks of Private Investment Vehicles.

Foreign Investing Risk

Foreign investments by the Fund and the Portfolio Investment Vehicles may be subject to economic, political, regulatory and social risks, which may affect the liquidity of such investments. Foreign ownership of Real Asset Related Investments may be restricted, requiring the Portfolio Investment Vehicles to share the applicable investment with local third party shareholders or investors, and there may be significant local land use and permit restrictions, local taxes and other transaction costs which adversely affect the returns sought by the Fund. These investments may be subject to additional risks relating to adverse political developments (including nationalization, confiscation without fair compensation, civil disturbances, unrest or war) and regulatory risks, which may affect the liquidity of such investments. Further, foreign governments may impose restrictions to prevent capital flight which may, for example, involve punitive taxation (including high withholding taxes) on certain securities, transfers or asset sales or the imposition of exchange controls, making it difficult or impossible to exchange or repatriate the applicable currencies. Foreign investments also are subject to additional risks such as:

●	unfavorable changes in currency rates and exchange control regulations;
●	reduced availability of information regarding foreign companies;

●	different accounting, auditing and financial standards and possibly less stringent reporting standards and requirements;
●	reduced liquidity and greater volatility;
●	difficulty in obtaining or enforcing a judgment;
●	increased brokerage commissions and custody fees; and
●	increased potential for corrupt business practices in certain foreign countries.

As a result of potential hurdles facing foreign parties in enforcing legal rights in certain jurisdictions, there can be no certainty that rights to investments in non-U.S. jurisdictions will be successfully upheld in the courts of such jurisdiction. Certain Portfolio Investment Vehicles that invest in foreign jurisdictions may have difficulty in successfully pursuing claims in the courts of such jurisdictions to enforce the Fund’s rights as an investor therein, as compared to the courts of the United States. To the extent that a judgment is obtained, but enforcement thereof must be sought in the courts of another jurisdiction, there can be no assurance that such courts will enforce such judgment. Further, due to unpredictable political climates in certain jurisdictions and shifting relationships between the U.S. and various jurisdictions, the ability of certain Portfolio Investment Vehicles to liquidate collateral held in non-U.S. jurisdictions may become difficult.

The Fund does not intend to obtain political risk insurance. Accordingly, actions of foreign governments could have a significant effect on economic actions in their respective countries, which could affect private sector real asset and real asset-related companies and the prices and yields of investments. Exchange control regulations, expropriation, confiscatory taxation, nationalization, political, economic or social instability or other economic or political developments in such countries could adversely affect the assets of the Fund.

Political changes or a deterioration of a foreign nation’s domestic economy or balance of trade may indirectly affect the Fund’s investment in a particular real asset or Real Asset Related Investment in that nation. Moreover, the investments could be adversely affected by changes in the general economic climate or the economic factors affecting Real Asset Related Investments or related industries, changes in tax law or specific developments within such industries or interest rate movements. While the Investment Adviser and Sub-Adviser intend to manage foreign investments in a manner that it believes will minimize the Fund’s exposure to such risks, there can be no assurance that adverse political or economic changes will not cause the Fund to suffer losses.

The Fund and Underlying Funds may invest directly or indirectly from time to time in European companies and assets, including investments located in the United Kingdom (“UK”). In June 2016, the UK voted in a referendum to leave the European Union (“EU”). The UK’s departure from the EU, known as “Brexit,” has affected the value and exchange rate of the euro and may have significant political and financial consequences for Eurozone markets, including greater market volatility and illiquidity, currency fluctuations, deterioration in economic activity, a decrease in business confidence and an increased likelihood of a recession in the UK. Brexit may have adverse effects on asset valuations and the renegotiation of current trade agreements and may result in an increase in financial regulation of UK banks. Any market disruption in the EU and globally as a result of Brexit may have a negative effect on the value of the Fund’s investments. Additionally, the risks related to Brexit could be more pronounced if one or more additional EU member states seek to leave the EU.

In addition to the risks associated with foreign investments generally, such investments in particular regions or countries with emerging markets may face those risks to a greater degree and may face additional risks. See “EMERGING MARKETS RISK.”

Derivatives Risk

The Fund and some or all of the Investment Funds may use options, swaps, futures contracts, forward agreements and other derivatives contracts. Transactions in derivative instruments present risks arising from the use of leverage, when applicable (which increases the magnitude of losses), volatility, the possibility of default by a counterparty and illiquidity. The price and value of derivatives can be negatively affected by a number of factors, including general market volatility, the volatility of the assets or financial indicators underlying the derivative, market demand and supply, interest rates, foreign currency exchange rates, index prices, commodity prices, equity prices, prices in the exchange-traded and cleared derivatives markets, investor perception and other political or economic factors. Since derivatives are linked to one or multiple underlying interests, the price or value of the derivatives may also be subject to considerable fluctuations due to the risks associated with the underlying interest. The use of derivative instruments for hedging or speculative purposes by the Fund or the Investment Funds could present significant risks, including the risk of losses in excess of the amounts invested. The Fund or an Investment Fund may leverage its investments by “borrowing” and be exposed to similar risks.

Futures Contract Risks

A futures contract is a standardized agreement to buy or sell a specific quantity of an underlying instrument at a specific price at a specific future time. The value of a futures contract tends to increase and decrease in tandem with the value of the underlying instrument. Depending on the terms of the particular contract, futures contracts are settled through either physical delivery of the underlying instrument on the settlement date or by payment of a cash settlement amount on the settlement date. A decision as to whether, when and how to use futures involves the exercise of skill and judgment and even a well-conceived futures transaction may be unsuccessful because of market behavior or unexpected events. In addition to the derivatives risks discussed above, the prices of futures can be highly volatile, using futures can lower total return, and the potential loss from futures can exceed the Fund’s initial investment in such contracts.

Commodity-Linked Instruments Risk

Exposure to commodities through investments in through futures and other commodity-linked instruments may subject the Fund to greater volatility than cash market investments in securities. Prices of commodities and related contracts may fluctuate significantly and unpredictably over short periods for a variety of reasons, including physical storage risks, changes in interest rates, overall market movements, supply and demand relationships and balances of payments and trade; weather and natural disasters; and governmental, agricultural, trade, fiscal, monetary and exchange control programs and policies. The commodity markets are subject to temporary distortions and other disruptions. U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day and the size of contract positions taken. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices.

Legislation and Regulatory Risk

At any time after the date of this Prospectus, legislation or additional regulations may be enacted that could negatively affect the assets of the Fund or the issuers of such assets. Changing approaches to regulation may have a negative impact on the assets in which the Fund or the Portfolio Investment Vehicles invest. Legislation or regulation may also change the way in which the Fund or a Portfolio Investment Vehicle is regulated. New or amended regulations may be imposed by the Commodity Futures Trading Commission, the SEC, the Federal Reserve or other financial regulators, other governmental regulatory authorities or self-regulatory organizations that supervise the financial markets that could adversely affect the Fund or the Portfolio Investment Vehicles. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Fund or will not impair the ability of the Fund to achieve its investment objectives. The Fund and the Portfolio Investment Vehicles also may be adversely affected by changes in the enforcement or interpretation of existing statutes and rules by these governmental authorities or self-regulatory organizations.

Currency and Exchange Rate Risk

The Fund may engage in practices and strategies that will result in exposure to fluctuations in foreign exchange rates, including through investments in the Portfolio Investment Vehicles and Real Asset Securities, in which case the Fund will be subject to foreign currency risk. The Fund’s Shares are priced in U.S. dollars and the capital contributions to, and distributions from, the Fund are paid in U.S. dollars. However, because a portion of the Fund’s assets may be denominated directly in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, foreign (non-U.S.) currencies, the Fund will be subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency risk may be particularly high to the extent that the Fund invests in foreign (non-U.S.) currencies or engages in foreign currency transactions that are economically tied to emerging market countries.

Currency rates in foreign (non-U.S.) countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, rates of inflation, balance of payments and governmental surpluses or deficits, intervention (or the failure to intervene) by U.S. or foreign (non-U.S.) governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad. These fluctuations may have a significant adverse impact on the value of the Fund’s portfolio and/or the level of Fund distributions.

Furthermore, the Fund may (but is not required to) attempt to hedge its exposure to foreign currencies, to reduce the risk of loss due to fluctuations in currency exchange rates relative to the U.S. dollar. There is no assurance, however, that currency hedging strategies will be used by the Fund or, if used, that they will be successful. As a result, the Fund’s investments in foreign currency-denominated securities may reduce the returns of the Fund.

Interest Rate Risk

The Fund is subject to the risks of changes in interest rates. A decline in interest rates could reduce the amount of current income the Fund is able to achieve from interest on fixed-income securities, investments in bank loans and participations, convertible debt and the proceeds of short sales. An increase in interest rates could reduce the value of any fixed-income securities, convertible securities and REITs owned by the Fund. To the extent that the cash flow from a fixed-income security is known in advance, the present value (i.e., discounted value) of that cash flow decreases as interest rates increase; to the extent that the cash flow is contingent, the dollar value of the payment may be linked to then prevailing interest rates. Moreover, the value of many fixed-income securities depends on the shape of the yield curve, not just on a single interest rate. Thus, for example, a callable cash flow, the coupons of which depend on a short rate such as the Secured Overnight Financial Rate Data (“SOFR”), may shorten (i.e., be called away) if the long rate decreases. In this way, such securities are exposed to the difference between long rates and short rates. The Fund may also invest in floating rate securities. The value of these investments is closely tied to the absolute levels of such rates, or the market’s perception of anticipated changes in those rates. This introduces additional risk factors related to the movements in specific interest rates that may be difficult or impossible to hedge, and that also interact in a complex fashion with prepayment risks. A wide variety of factors can cause interest rates or yields of U.S. Treasury securities or other types of bonds to rise (e.g., central bank monetary policies, inflation rates, general economic conditions, reduced market demand for low yielding investments, etc.). The risks associated with changing interest rates are heightened under current market conditions given that interest rates in the United States and many other countries have fluctuated in recent periods and may continue to change in the foreseeable future.

To the extent the Fund or an Investment Fund borrows money to finance its investments, the Fund’s or an Investment Fund’s performance will depend, in part, upon the difference between the rate at which it borrows funds and the rate at which it invests those funds. In periods of rising interest rates, the Fund’s cost of funds could increase. Adverse developments resulting from changes in interest rates could have a material adverse effect on the Fund’s or an Investment Fund’s financial condition and results of operations. It is possible that interest rates may increase rapidly in the future.

In addition, a decline in the prices of the debt the Fund or an Investment Fund owns could adversely affect the Fund’s net asset value. Changes in market interest rates could also affect the ability of operating companies in which the Fund or an Investment Fund invests to service debt, which could materially impact the Fund or an Investment Fund in which the Fund may invest, thus impacting the Fund.

SOFR Risk

The Secured Overnight Financing Rate (“SOFR”) is intended to be a broad measure of the cost of borrowing funds overnight in transactions that are collateralized by U.S. Treasury securities. SOFR is calculated based on transaction-level repo data collected from various sources. For each trading day, SOFR is calculated as a volume-weighted median rate derived from such data. SOFR is calculated and published by the Federal Reserve Bank of New York.

Because SOFR is a financing rate based on overnight secured funding transactions, it differs fundamentally from the London Interbank Offered Rate (“LIBOR”). LIBOR was intended to be an unsecured rate that represents interbank funding costs for different short-term maturities or tenors. It was a forward-looking rate reflecting expectations regarding interest rates for the applicable tenor. Thus, LIBOR was intended to be sensitive, in certain respects, to bank credit risk and to term interest rate risk. In contrast, SOFR is a secured overnight rate reflecting the credit of U.S. Treasury securities as collateral. Thus, it is largely insensitive to credit-risk considerations and to short-term interest rate risks. SOFR is a transaction-based rate, and it has been more volatile than other benchmark or market rates, such as three-month LIBOR, during certain periods. For these reasons, among others, there is no assurance that SOFR, or rates derived from SOFR, will perform in the same or similar way as LIBOR would have performed at any time, and there is no assurance that SOFR-based rates will be a suitable substitute for LIBOR. The future performance of SOFR, and SOFR-based reference rates, cannot be predicted based on SOFR’s history or otherwise. Levels of SOFR in the future, including following the discontinuation of LIBOR, may bear little or no relation to historical levels of SOFR, LIBOR or other rates.

Inflation Risk

Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the present value of the Fund’s assets and distributions may decline. This risk is more prevalent with respect to debt securities held by the Fund (if any). Inflation creates uncertainty over the future real value (after inflation) of an investment. Inflation rates may change frequently and drastically as a result of various factors, including unexpected shifts in the domestic or global economy, and the Fund’s investments may not keep pace with inflation, which may result in losses to Fund investors.

Legal, Tax and Regulatory Risks

Legal, tax and regulatory changes could occur that may materially adversely affect the Fund. For example, the regulatory and tax environment for derivative instruments in which the Fund and Underlying Managers may participate is evolving, and changes in the regulation or taxation of derivative instruments may materially adversely affect the value of derivative instruments held by the Fund and the ability of the Fund to pursue its trading strategies. On October 28, 2020, the SEC adopted Rule 18f-4 under the Investment Company Act relating to a registered investment company’s use of derivatives and related instruments. Rule 18f-4 prescribes specific value-at-risk leverage limits for certain derivatives users and requires certain derivatives users to adopt and implement a derivatives risk management program (including the appointment of a derivatives risk manager and the implementation of certain testing requirements), and prescribes reporting requirements in respect of derivatives. Subject to certain conditions, if a fund qualifies as a “limited derivatives user,” as defined in Rule 18f-4, it is not subject to the full requirements of Rule 18f-4. In connection with the adoption of Rule 18f-4, the SEC rescinded certain of its prior guidance regarding asset segregation and coverage requirements in respect of derivatives transactions and related instruments.

With respect to reverse repurchase agreements or other similar financing transactions in particular, Rule 18f-4 permits a fund to enter into such transactions if the fund either (i) complies with the asset coverage requirements of Section 18 of the Investment Company Act, and combines the aggregate amount of indebtedness associated with all tender option bonds or similar financing with the aggregate amount of any other senior securities representing indebtedness when calculating the relevant asset coverage ratio, or (ii) treats all tender option bonds or similar financing transactions as derivatives transactions for all purposes under Rule 18f-4. The Fund has adopted procedures for investing in derivatives and other transactions in compliance with Rule 18f-4. The Fund intends to continue to be treated as a limited derivatives user under Rule 18f-4. As a limited derivatives user, the Fund’s derivatives exposure, excluding certain currency and interest rate hedging transactions, may not exceed 10% of its net assets. This restriction is not fundamental and may be changed by the Fund without a Shareholder vote. Rule 18f-4 under the Investment Company Act may require the Fund and certain Underlying Managers to observe more stringent asset coverage and related requirements than were previously imposed by the Investment Company Act, which could adversely affect the value or performance of the Fund. Limits or restrictions applicable to the counterparties or issuers, as applicable, with which the Fund and Underlying Managers may engage in derivative transactions could also limit or prevent the Fund or Underlying Managers from using certain instruments.

Similarly, the regulatory environment for leveraged investors and for hedge funds generally is evolving, and changes in the direct or indirect regulation of leveraged investors or hedge funds may materially adversely affect the ability of the Fund to pursue its investment objective or strategies. Increased regulatory oversight and other legislation or regulation relating to hedge fund managers, hedge funds and funds of hedge funds could result. Such legislation or regulation could pose additional risks and result in material adverse consequences to the Private Investment Vehicles or the Fund and/or limit potential investment strategies that would have otherwise been used by the Underlying Managers or the Fund in order to seek to obtain higher returns.

As of the date hereof, there is uncertainty with respect to legislation, regulation and government policy at the federal, state and local levels, as respects U.S. trade, tax, healthcare, immigration, foreign and government regulatory policy. To the extent the U.S. Congress or presidential administration implements additional changes to U.S. policy, those changes may impact, among other things, the U.S. and global economy, international trade and relations, unemployment, immigration, healthcare, tax rates, the U.S. regulatory environment and inflation, among other areas. Until any additional policy changes are finalized, it cannot be known whether the Fund, Underlying Managers or their investments or future investments may be positively or negatively affected, or the impact of continuing uncertainty. Each prospective investor should also be aware that developments in the tax laws of the United States or other jurisdictions where the Fund or its Investment Funds invest could have a material effect on the tax consequences to the Shareholders. In the event of any such change in law, each Shareholder is urged to consult its own tax advisers.

Cayman Subsidiary Investment Risk

The Fund may make investments through a Cayman Subsidiary. By investing in a Cayman Subsidiary, the Fund is indirectly exposed to the risks associated with the Cayman Subsidiary’s investments. The investments held by the Cayman Subsidiary are generally similar to those that are permitted to be held by the Fund and are subject to the same risks that apply to similar investments if held directly by the Fund. These risks are described elsewhere in this Prospectus.

The Cayman Subsidiary is not registered under the Investment Company Act, and, unless otherwise noted in this Prospectus, is not subject to all the investor protections of the Investment Company Act. However, the Fund wholly owns and controls the Cayman Subsidiary, making it unlikely that the Cayman Subsidiary will take action contrary to the interests of the Fund and its shareholders. The Board has oversight responsibility for the investment activities of the Fund, including its investment in the Cayman Subsidiary, and the Fund's role as sole shareholder of the Cayman Subsidiary. The Cayman Subsidiary will be subject to the same investment restrictions and limitations, and follow the same compliance policies and procedures, as the Fund.

Changes in the laws of the United States and/or the Cayman Islands could result in the inability of the Fund and/or the Cayman Subsidiary to operate as described in this Prospectus and in the SAI and could adversely affect the Fund. For example, the Cayman Islands does not currently impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax on the Cayman Subsidiary. If Cayman Islands law changes such that the Cayman Subsidiary must pay Cayman Islands taxes, Fund shareholders would likely suffer decreased investment returns.

There is a risk that the IRS could assert that the income derived from the Fund's investment in the Cayman Subsidiary will not be considered qualifying income for purposes of the Fund remaining qualified as a RIC for U.S. federal income tax purposes. In 2019, the Treasury and the IRS issued regulations that provide that the income from a foreign subsidiary that is a controlled foreign corporation is qualifying income for purposes of a fund remaining qualified as a RIC for U.S. federal income tax purposes (1) that the income is actually distributed by the foreign subsidiary to the RIC each year and (2) even if not distributed, to extent the income is derived with respect to the fund’s business of investing in stock, securities or currencies. The Cayman Subsidiary intends to distribute its income each year and the Fund believes that any undistributed income is appropriately treated as derived with respect to the fund’s business of investing in stock, securities or currencies. If the Fund were to fail to qualify as a RIC and became subject to federal income tax, shareholders of the Fund would be subject to diminished returns.

Environmental Risk

The Fund could face substantial risk of loss from claims based on environmental problems associated with the real assets underlying the Fund’s investments. Furthermore, changes in environmental laws or in the environmental condition of an asset may create liabilities that did not exist at the time of the acquisition of such investment by the Fund and that could not have been foreseen. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such environmental condition.

In addition to the risk of environmental liability attaching to an investment, it is possible that investments acquired by the Fund could be affected by undisclosed matters. In respect of acquired land, the Fund’s investment in a Portfolio Investment Vehicle that owns such land could be affected by undisclosed matters such as legal easements, leases and all charges on property that have been registered and all charges that the acquiring entity is or should have been aware of at the time of the acquisition. Liability could also arise from the breaches of planning legislation and building regulations. Undisclosed breaches of other statutory regimes such as health and safety, fire and public health legislation, could also give rise to liability. The property owner could also be liable for undisclosed duties payable to municipalities and counties as well as public claims deriving from supply to the property of water, electricity and other utilities and services. It is therefore possible that the Fund could acquire an investment affected by such matters, which may have a material adverse effect on the value of such investments.

Fees and Expenses Risk

By investing in the Private Investment Vehicles, the REITs, Sub-REITs, any Domestic Subsidiary and the Cayman Subsidiary indirectly through the Fund, a shareholder bears two layers of fees and expenses – at the Fund level and the Private Investment Vehicle, REIT, Sub-REIT or Subsidiary level. In the aggregate, these fees and expenses could be substantial and adversely affect the value of any investment in the Fund.

Tax Risks

Special tax risks are associated with an investment in the Fund. The Fund intends to continue to qualify and has elected to be treated as a RIC under Subchapter M Subtitle A, Chapter 1 of the Code (“Subchapter M”). As such, the Fund must satisfy, among other requirements, diversification and 90% gross income requirements, and a requirement that it distribute at least 90% of its income and net short-term gains in the form of deductible dividends.

Each of the aforementioned ongoing requirements for qualification for the favorable tax treatment available to RICs requires that the Fund obtain information from or about the Private Investment Vehicles in which the Fund is invested. However, Private Investment Vehicles generally are not obligated to disclose the contents of their portfolios. This lack of transparency may make it difficult for the Investment Adviser and Sub-Adviser to monitor the sources of the Fund’s income and the diversification of its assets, and otherwise to comply with Subchapter M. Ultimately this may limit the universe of Private Investment Vehicles in which the Fund can invest. The Fund expects to receive information from each Investment Fund regarding its investment performance on a regular basis.

Private Investment Vehicles and other entities classified as partnerships for U.S. federal income tax purposes may generate income allocable to the Fund that is not qualifying income for purposes of the 90% gross income test. In order to meet the 90% gross income test, the Fund may structure its investments in a manner that potentially increases the taxes imposed thereon or in respect thereof. Because the Fund may not have timely or complete information concerning the amount or sources of such a Private Investment Vehicle’s income until such income has been earned by the Private Investment Vehicles or until a substantial amount of time thereafter, it may be difficult for the Fund to satisfy the 90% gross income test.

In the event that the Fund believes that it is possible that it will fail the asset diversification requirement at the end of any quarter of a taxable year, it may seek to take certain actions to avert such failure, including by acquiring additional investments to come into compliance with the asset diversification tests or by disposing of non-diversified assets. Although the Code affords the Fund the opportunity, in certain circumstances, to cure a failure to meet the asset diversification test, including by disposing of non-diversified assets within six months, there may be constraints on the Fund’s ability to dispose of its interest in Private Investment Vehicles that limit utilization of this cure period.

If the Fund were to fail to satisfy the asset diversification or other RIC requirements, absent a cure, it would lose its status as a RIC under the Code. Such loss of RIC status could affect the amount, timing and character of the Fund’s distributions and would cause all of the Fund’s taxable income to be subject to U.S. federal income tax at regular corporate rates without any deduction for distributions to shareholders. In addition, all distributions (including distributions of net capital gain) would be taxed to their recipients as dividend income to the extent of the Fund’s current and accumulated earnings and profits. Accordingly, disqualification as a RIC would have a significant adverse effect on the value of the Shares.

The Fund must distribute at least 90% of its investment company taxable income, in a manner qualifying for the dividends-paid deduction, to qualify as a RIC, and must distribute substantially all its income in order to avoid a fund-level tax. In addition, if the Fund were to fail to distribute in a calendar year a sufficient amount of its income and capital gain for each calendar year, it will be subject to an excise tax. The determination of the amount of distributions sufficient to qualify as a RIC and avoid a fund-level income or excise tax will depend on income and gain information that must be obtained from the Private Investment Vehicles. The Fund’s investment in Private Investment Vehicles may make it difficult to estimate the Fund’s income and gains in a timely fashion, which may increase the likelihood that the Fund will be liable for the excise tax with respect to certain undistributed amounts. See “Taxes”.

In addition, the Fund invests in Private Investment Vehicles located outside the United States. Such Private Investment Vehicles may be subject to withholding tax on their investments in such jurisdictions. Any such withholding tax would reduce the return on the Fund’s investment in such Investment Funds. See “Taxes”.

The Fund intends to distribute at least 90% of its investment income and net short-term capital gains to shareholders in accordance with RIC requirements each year. See “Taxes”. Investors will be required each year to pay applicable federal and state income taxes on their respective shares of the Fund’s taxable income that is distributed to them. Shareholders who reinvest their distributions will nonetheless be obligated to pay these taxes from sources other than Fund distributions.

Non-Qualification as a Regulated Investment Company

If for any taxable year the Fund were to fail to qualify as a RIC under Subchapter M of Subtitle A, Chapter 1, of the Code, all of its taxable income would be subject to tax at regular corporate rates without any deduction for distributions. To qualify as a RIC, the Fund must meet three numerical requirements each year regarding (i) the diversification of the assets it holds, (ii) the income it earns, and (iii) the amount of taxable income that it distributes to Shareholders. These requirements and certain additional tax risks associated with investments in the Fund are discussed in “TAXES” in this Prospectus.

Privately Placed Securities Risk

An Investment Fund may invest in non-exchange traded securities, including privately placed securities, which are subject to liquidity and valuation risks. These risks may make it difficult for those securities to be traded or valued, especially in the event of adverse economic and liquidity conditions or adverse changes in the issuer’s financial condition. The market for certain non-exchange traded securities may be limited to institutional investors, subjecting such investments to further liquidity risk if a market were to limit institutional trading. There may also be less information available regarding such non-exchange traded securities than for publicly traded securities, which may make it more difficult for an Underlying Manager to fully evaluate the risks of investing in such securities and, as a result, place the Fund’s assets at greater risk of loss than if the Underlying Manager had more complete information. In addition, the issuers of non-exchange traded securities may be distressed, insolvent, or delinquent in filing information needed to be listed on an exchange. Disposing of non- exchange traded securities, including privately placed securities, may involve time-consuming negotiation and legal expenses, and selling them promptly at an acceptable price may be difficult or impossible. Securities purchased in private placements may be subject to legal or contractual restrictions on resale. The Fund may have to bear the expense of registering restricted securities for resale and the risk of substantial delay in effecting registration.

Other Investment Companies

The Fund may invest in the securities of other investment companies to the extent that such investments are consistent with the Fund’s investment objectives and permissible under the Investment Company Act. Under one provision of the Investment Company Act, the Fund may not acquire the securities of other investment companies if, as a result, (i) more than 10% of the Fund’s total assets would be invested in securities of other investment companies, (ii) such purchase would result in more than 3% of the total outstanding voting securities of any one investment company being held by the Fund or (iii) more than 5% of the Fund’s total assets would be invested in any one investment company. In some instances, the Fund may invest in an investment company in excess of these limits. For example, the Fund may invest in other registered investment companies, such as mutual funds, closed-end funds and ETFs, and in business development companies (“BDCs”) in excess of the statutory limits imposed by the Investment Company Act in reliance on Rule 12d1-4 under the Investment Company Act. These investments would be subject to the applicable conditions of Rule 12d1-4, which in part would affect or otherwise impose certain limits on the investments and operations of the underlying fund. Accordingly, if the Fund serves as an “underlying fund” to another investment company, the Fund’s ability to invest in other investment companies, private funds and other investment vehicles may be limited and, under these circumstances, the Fund’s investments in other investment companies, private funds and other investment vehicles will be consistent with applicable law and/or exemptive relief obtained from the SEC.

Co-Investment Risk

Co-investments involve risks not present in investments where third-party co-investors are not involved, including the possibility that a third-party co-investor may at any time have financial difficulties resulting in a negative impact on such investment, may have economic or business interests or goals that are inconsistent with those of the Fund, or may be in a position to take (or block) action in a manner contrary to the Fund’s investment objectives. In addition, the Fund may in certain circumstances be liable for actions of the third-party co-investors. Furthermore, if a co-investor defaults on its funding obligations, the Fund may be required to make up the shortfall and/or be subject to other penalties under the terms of the applicable co-investment.

It may also be difficult for the Fund to sell or otherwise dispose its interests in a co-investment. If control over a co-investment is shared with another person, deadlocks could result which could delay the execution of the business plan for such investment, require the Fund to engage in a buy-sell of the venture with the co-investor or conduct the forced sale of such investment or otherwise adversely affect such investment’s returns or value. As a result, the Fund may be unable to fully realize its expected return on any such co-investment.

Although the Investment Adviser will monitor the performance of each co-investment made by the Fund, there can be no assurance that any Investment Adviser will be able to manage a co-investment successfully. The Investment Company Act imposes significant limits on co-investments with affiliates of the Fund.

The Investment Adviser and the Fund have obtained an exemptive order from the SEC that permits the Fund, including any subsidiary, to participate in certain negotiated investments alongside affiliates of the Investment Adviser (the “Order”). The Order is subject to certain terms and conditions, including (i) opportunities are allocated fairly and equitably among the Funds and other affiliated funds; (ii) the terms of the proposed transaction are reasonable and fair to the Fund and its Shareholders and do not involve overreaching of the Fund or its Shareholders on the part of any person concerned; and (iii) the transaction is in the best interests of the Fund. The Order is subject to certain terms and conditions so there can be no assurance that the Fund will be permitted to invest in aggregated transactions alongside certain of the Fund’s affiliates other than in the circumstances currently permitted by regulatory guidance and the Order. The Investment Adviser’s co-investment policy can be revised at any time without notice to, or consent from, the Shareholders..

Reliance on Co-Investment Order Risk

The Fund is subject to certain limitations relating to co-investments and joint transactions with affiliates, which, in certain circumstances, may limit the Fund’s ability to make investments or enter into other transactions alongside the Investment Adviser or Sub-Adviser’s other clients. The Fund and Investment Adviser have been granted an Order from the SEC that permits the Fund to participate in certain negotiated investments alongside other funds managed by the Investment Adviser or certain of its affiliates outside the parameters of Section 17 of the Investment Company Act, subject to certain conditions. Although the Fund and Investment Adviser have obtained the Order, the Fund could be limited in its ability to invest in certain investments in which the Investment Adviser or any of its affiliates are investing or are invested. Ultimately, an inability to receive the desired allocation to certain investments could represent a risk to the Fund’s ability to achieve the desired investment returns.

Market Capitalization Risk

The Fund may invest in equity securities without restriction as to market capitalization, such as those issued by medium-sized and smaller capitalization companies, including micro-cap companies. Those securities, particularly smaller-capitalization stocks, involve higher risks in some respects than do investments in securities of larger companies. The prices of the securities of some of these smaller companies are often more volatile and may be subject to more abrupt or erratic market movements than larger, more established companies, because they typically are more subject to changes in earnings and prospects, among other things. In addition, the risk of bankruptcy or insolvency of many smaller companies (with the attendant losses to shareholders) is higher than for larger, “blue-chip” companies, and, due to thin trading in some small-capitalization stocks, an investment in those securities may be highly illiquid. Some small companies have limited product lines, distribution channels and financial and managerial resources. Some of the companies in which the Fund invests may have product lines that have, in whole or in part, only recently been introduced to market or that may still be in the research or development stage. Such companies may also be dependent on key personnel with limited experience.

Micro-cap stocks typically involve greater risks of loss and price fluctuations because their earnings and revenues tend to be less predictable, their share prices tend to be more volatile, and their markets less liquid than stocks of companies with larger market capitalizations. The shares of micro-cap companies tend to trade less frequently than those of larger, more established companies, and it can be difficult or impossible for the Fund to trade these securities at the desired time. Furthermore, publicly available information, including financial information, about micro-cap companies tends to be limited and some micro-cap companies trade over-the-counter or on a regional exchange with limited regulation. The relative lack of information, liquidity, and regulation results in an increased risk of corruption and fraud, including price manipulation, and the possibility of losses to the Fund.

Reliance on Key Persons Risk

The Fund relies on the services of certain executive officers who have relevant knowledge of Real Asset Related Investments and familiarity with the Fund’s investment objective, strategies and investment features. The loss of the services of any of these key personnel could have a material adverse impact on the Fund.

Dependence on the Investment Adviser

The Investment Adviser has its discretion to make all investment decisions for the Fund and therefore the Investment Adviser is responsible for the selection of, and allocation and reallocation of the Fund’s assets among, the Fund’s investments. The Investment Adviser may hire (subject to the approval of the Fund’s Board and, except as otherwise permitted under the terms of any applicable exemptive relief obtained from the SEC, or by rule or regulation, a majority of the outstanding voting securities of the Fund) and thereafter supervise the investment activities of one or more sub-advisers engaged to carry out the investment program of the Fund. The success of the Fund depends on the Investment Adviser’s ability to select and construct an appropriate investment portfolio. The Investment Adviser’s judgment may be incorrect, and subjective decisions made by the Investment Adviser may cause the Fund to incur losses or to miss profit opportunities on which it could otherwise have capitalized. Any loss or turnover of the Investment Adviser’s personnel responsible for making investment decisions may have a material adverse effect on the operations and performance of the Fund.

Concentration Risk

The Fund will invest over 25% of its total assets in the real estate industry. The Fund also may, from time to time, invest substantially in, or have a substantial portion of its assets with exposure to, a particular asset type, industry, geographic location, sector or securities instrument. As a result, the Fund’s portfolio may be subject to greater risk and volatility than if investments had been made in a broader diversification of investments in terms of asset type, geographic location, sector, industry or securities instrument.

Fund Capitalization Risk

There is a risk that the Fund may not continue to raise capital sufficient to maintain profitability and meet its investment objective. An inability to continue to raise capital may adversely affect the Fund’s diversification, financial condition, liquidity and results of operations, as well as its compliance with regulatory requirements and tax diversification requirements.

Non-Diversification Risk

The Fund is a “non-diversified” management investment company under the Investment Company Act. This means that the Fund may invest a greater portion of its assets in a limited number of issuers than would be the case if the Fund were classified as a “diversified” management investment company. Although the Investment Adviser follows a general policy of seeking to spread the Fund’s capital among multiple investment funds, the Investment Adviser may depart from such policy from time to time and one or more Investment Funds may be allocated a relatively large percentage of the Fund’s assets. Accordingly, the Fund may be subject to greater risk with respect to its portfolio securities than a “diversified” fund because changes in the financial condition or market assessment of a single issuer may cause greater fluctuation in the value of its interests. However, the Fund will be subject to diversification requirements applicable to RICs under the Code.

Cybersecurity Risk

The Fund and its service providers are susceptible to cyber security risks that include, among other things, theft, unauthorized monitoring, release, misuse, loss, destruction or corruption of confidential and highly restricted data; denial of service attacks; unauthorized access to relevant systems, compromises to networks or devices that the Fund and its service providers use to service the Fund’s operations; or operational disruption or failures in the physical infrastructure or operating systems that support the Fund and its service providers. The use of artificial intelligence AI and machine learning algorithms (“AI”) could exacerbate these risks or result in cyber security incidents that implicate personal data. Cyber-attacks against or security breakdowns of the Fund or its service providers may adversely impact the Fund and its shareholders, potentially resulting in, among other things, financial losses; the inability of Fund shareholders to transact business and the Fund to process transactions; inability to calculate the Fund’s NAV; violations of applicable privacy and other laws; regulatory fines, penalties, reputational damage, reimbursement or other compensation costs; and/or additional compliance costs. The Fund may incur additional costs for cyber security risk management and remediation purposes. In addition, cyber security risks may also impact issuers of securities in which the Fund invests, which may cause the Fund’s investment in such issuers to lose value. There can be no assurance that the Fund or its service providers will not suffer losses relating to cyber-attacks or other information security breaches in the future.

Disaster Recovery and Data Security

In managing the Fund, the Investment Adviser relies on information technology and data management systems which can fail or be subject to interruption or destruction caused by natural or man-made occurrences such as extreme weather, fires, earthquakes, power loss, telecommunications failures, terrorist attacks, hacking, break-ins, sabotage, intentional acts of destruction, vandalism, or similar events or misconduct. Any failure, interruption, or destruction of the Investment Adviser’s information technology systems or data could have a material adverse impact on the operations of the Investment Adviser and/or the Fund. In addition, a breach in the security of the Investment Adviser’s systems could result in the theft, disclosure, or loss of investor, proprietary, and other sensitive information relating to the Investment Adviser and/or the Fund, which in turn could lead to litigation in which the Fund could incur liability.

The Investment Adviser has in place information security, incident response, backup, and disaster recovery procedures intended to prevent or mitigate damage if such an event occurs. However, a breach could nevertheless occur, and such procedures could fail or be insufficient to avoid, mitigate, or remedy the breach. Moreover, the ever-changing methods and technologies used to obtain unauthorized access to systems through means such as third-party acts, computer error, malicious code, employee error, or malfeasance often are not known until used against a potential target. Therefore, the Investment Adviser may be unable to anticipate the destructive or invasive methods and technologies that could be used against its systems or to implement adequate protections.

Technology Risk

The Fund and its service providers and markets generally are susceptible to potential operational risks related to intentional and unintentional events that may cause the Fund or a service provider to lose proprietary information, suffer data corruption or lose operational capacity. There can be no guarantee that any risk management systems established by the Fund, its service providers, or issuers of the securities in which the Fund invests to reduce technology and cyber security risks will succeed, and the Fund cannot control such systems put in place by service providers, issuers or other third parties whose operations may affect the Fund. Recent technological developments in, and the increasingly widespread use of, AI technologies may pose risks to the Fund. For instance, the economy may be significantly impacted by the advanced development and increased regulation of AI technologies. As AI technologies are used more widely, the profitability and growth of Fund holdings may be impacted, which could significantly impact the overall performance of the Fund. The legal and regulatory frameworks within which AI technologies operate continue to rapidly evolve, and it is not possible to predict the full extent of current or future risks related thereto.

Temporary Defensive Strategies Risk

When the Investment Adviser and Sub-Adviser anticipates unusual market or other conditions, the Fund may temporarily depart from its principal investment strategies as a defensive measure and invest all or a portion of its assets in cash or cash equivalents or accept lower current income from short-term investments rather than investing in high yielding long-term securities. In such a case, Shareholders of the Fund may be adversely affected and the Fund may not pursue or achieve its investment objectives.

Conflicts of Interest Risk

The Investment Adviser, Sub-Adviser and the portfolio managers of the Fund have interests which may conflict with the interests of the Fund. In particular, the Investment Adviser and Sub-Adviser manage and/or advise other investment funds or accounts with the same or similar investment objectives and strategies as the Fund. As a result, the Investment Adviser, Sub-Adviser and the Fund’s portfolio managers may devote unequal time and attention to the management of the Fund and those other funds and accounts, and may not be able to formulate as complete a strategy or identify equally attractive investment opportunities as might be the case if they were to devote substantially more attention to the management of the Fund. The Investment Adviser, Sub-Adviser and the Fund’s portfolio managers may identify a limited investment opportunity that may be suitable for multiple funds and accounts, and the opportunity may be allocated among these several funds and accounts, which may limit the Fund’s ability to take full advantage of the investment opportunity. Additionally, transaction orders may be aggregated for multiple accounts for purpose of execution, which may cause the price or brokerage costs to be less favorable to the Fund than if similar transactions were not being executed concurrently for other accounts. Furthermore, it is theoretically possible that a portfolio manager could use the information obtained from managing a fund or account to the advantage of other funds or accounts under management, and also theoretically possible that actions could be taken (or not taken) to the detriment of the Fund. At times, a portfolio manager may determine that an investment opportunity may be appropriate for only some of the funds and accounts for which he or she exercises investment responsibility, or may decide that certain of the funds and accounts should take differing positions with respect to a particular security. In these cases, the portfolio manager may place separate transactions for one or more funds or accounts which may affect the market price of the security or the execution of the transaction, or both, to the detriment or benefit of one or more other funds and accounts. For example, a portfolio manager may determine that it would be in the interest of another account to sell a security that the Fund holds, potentially resulting in a decrease in the market value of the security held by the Fund.

Conflicts potentially limiting the Fund’s investment opportunities may also arise when the Fund and other clients of the Investment Adviser or Sub-Adviser invest in, or even conduct research relating to, different parts of an issuer’s capital structure, such as when the Fund owns senior debt obligations of an issuer and other clients own junior tranches of the same issuer. In such circumstances, decisions over whether to trigger an event of default, over the terms of any workout, or how to exit an investment may result in conflicts of interest. In order to minimize such conflicts, a portfolio manager may avoid certain investment opportunities that would potentially give rise to conflicts with other clients of the Investment Adviser or Sub-Adviser or result in the Investment Adviser or Sub-Adviser receiving material, non-public information, or the Investment Adviser or Sub-Adviser may enact internal procedures designed to minimize such conflicts, which could have the effect of limiting the Fund’s investment opportunities. Additionally, if the Investment Adviser or Sub-Adviser acquire material non-public confidential information in connection with its business activities for other clients, a portfolio manager or other investment personnel may be restricted from purchasing securities or selling certain securities for the Fund or other clients.

The portfolio managers also may engage in cross trades between funds and accounts, may select brokers or dealers to execute securities transactions based in part on brokerage and research services provided to the Investment Adviser or Sub-Adviser or the Investment Adviser or Sub-Adviser which may not benefit all funds and accounts equally and may receive different amounts of financial or other benefits for managing different funds and accounts. The Investment Adviser or Sub-Adviser and their affiliates may provide more services to some types of funds and accounts than others.

The Fund, Investment Adviser, and Sub-Adviser have adopted policies and procedures that address the foregoing potential conflicts of interest, including policies and procedures to address the allocation of investment opportunities, execution of portfolio transactions, personal trading by employees and other potential conflicts of interest that are designed to ensure that all accounts of the Investment Adviser and Sub-Adviser are treated equitably. There is no guarantee that the policies and procedures adopted by the Investment Adviser and Sub-Adviser and the Fund will be able to identify or mitigate the conflicts of interest that arise between the Fund and any other investment funds or accounts that the Investment Adviser and Sub-Adviser may manage or advise from time to time. For further information on potential conflicts of interest, see “Investment Management and Other Services—Conflicts of Interest” in the SAI.

Technological Advancements Risk

The development and increased reliance on certain technologies, including AI, may adversely impact markets and the overall performance of a Fund’s investments. For example, issuers in which a Fund may invest may focus their business on AI-related products and/or services and utilize AI in their business operations, and the challenges with properly managing its use could result in reputational harm, competitive harm, and legal liability, and/or an adverse effect on an issuer’s business operations. In addition, the increased regulation of AI, including related to information privacy, data protection and intellectual property, may significantly impact the economy and/or the issuers in which a Fund invests.

In view of the risks noted above, the Fund should be considered a speculative investment and prospective investors should invest in the Fund only if they can sustain a complete loss of their investment.

No guarantee or representation is made that the investment program of the Fund will be successful or that the Fund will achieve its investment objective.

FUND PERFORMANCE

The tables below illustrate the performance of the Fund. Past performance is no indication of future returns. The Fund commenced operations with Class A Shares on December 27, 2024 and Class I Shares on May 2, 2022 (each, as applicable, “Inception”). The performance history is net of all fees and reflects the impact of the Expense Limitation and Reimbursement Agreement. If the Expense Limitation and Reimbursement Agreement were not in place, the Fund’s performance would be reduced.

Cumulative Return Since Inception for Class A

4.72%

MONTHLY PERFORMANCE (%) RETURNS

(January 2025 - June 2026)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2026	0.45%	0.67%	-0.32%	0.68%	0.00%	0.23%
2025	0.33%	0.99%	0.11%	0.16%	-0.22%	0.22%	0.15%	0.78%	0.00%	0.37%	0.00%	0.03%	2.95%

Cumulative Return Since Inception for Class I

5.83%

MONTHLY PERFORMANCE (%) RETURNS

(May 2022 - June 2026)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2026	0.45%	0.67%	0.20%	0.67%	0.11%	0.33%
2025	0.44%	0.88%	0.22%	0.17%	-0.22%	0.33%	0.27%	0.78%	0.11%	0.38%	0.00%	0.26%	3.65%
2024	0.54%	0.00%	-0.11%	0.07%	0.33%	0.32%	0.50%	0.43%	0.11%	0.28%	-0.11%	-0.06%	2.33%
2023	0.51%	-0.10%	-0.61%	0.22%	-0.52%	0.42%	0.32%	0.21%	-0.21%	-0.01%	0.21%	-0.85%	-0.42%
2022					0.50%	-0.50%	0.40%	0.10%	-0.60%	-0.20%	-0.30%	-1.23%	-1.82%

MANAGEMENT OF THE FUND

The Board of Trustees

The Board has overall responsibility for the management and supervision of the business operations of the Fund on behalf of the Shareholders. A majority of the Board is and will be persons who are not “interested persons,” as defined in Section 2(a)(19) of the Investment Company Act (the “Independent Trustees”). To the extent permitted by the Investment Company Act and other applicable law, the Board may delegate any of its rights, powers and authority to, among others, the officers of the applicable fund, any committee of such board, or service providers. See “BOARD OF TRUSTEES AND OFFICERS” in the Fund’s SAI for the identities of the Trustees and executive officers of the Fund, brief biographical information regarding each of them, and other information regarding the election and membership of the Board.

The Investment Adviser and Sub-Adviser

First Trust Capital Management L.P. serves as the Investment Adviser of the Fund and is responsible for determining and implementing the Fund’s overall investment strategy. The Investment Adviser is a Delaware limited partnership and a registered investment adviser controlled by First Trust Capital Solutions L.P. First Trust Capital Solutions LP is a Delaware limited partnership owned by First Trust Capital Partners, LLC and by VFT Holdings LP and its affiliates. Sardis Group, LLC (“Sardis Group”) serves as Sub-Adviser to the Fund effective August 1, 2025. The Investment Adviser and Sub-Adviser are investment advisers registered with the SEC under the Advisers Act. As of June 30, 2026, the Investment Adviser had assets under management of approximately $14.7 billion. The Investment Adviser will not receive additional compensation for its management of any Domestic Subsidiary or Cayman Subsidiary.

Sardis Group is a wholly owned subsidiary of Sardis Group Holdings, LLC, which is principally owned and managed by Colin McBurnette and Sam Dunlap.  Prior to May 31, 2024, both Mr. McBurnette and Mr. Dunlap were portfolio managers of the Fund at Angel Oak. Sardis Group is located at 4200 Northside Parkway, Building 4, Suite 300, Atlanta, GA 30327. As of June 30, 2026, Sardis had $730.84 million in assets under management.

The Investment Adviser, Sub-Adviser and their affiliates may serve as investment managers to other funds that have investment programs which are similar to the investment program of the Fund, and the Investment Adviser or one of their affiliates may in the future serve as the investment manager or otherwise manage or direct the investment activities of other registered and/or private investment companies with investment programs similar to the investment program of the Fund. See “CONFLICTS OF INTEREST.”

PORTFOLIO MANAGERS

The Portfolio Managers of the Investment Adviser and Sub-Adviser have experience in assessing investment products wherever they are located and have made a number of investments in non-U.S. products both on behalf of the Investment Adviser and at prior firms over the past fifteen years. The personnel of the Investment Adviser and Sub-Adviser who currently have primary responsibility for management of the Fund (the “Portfolio Managers”) are as follows:

Investment Adviser

MICHAEL PECK — Portfolio Manager

Mr. Peck, CFA, joined the Investment Adviser and its affiliated companies in February 2012 and is currently Chief Executive Officer and Co-Chief Investment Officer of FTCM. From February 2012 through March 31, 2024, Mr. Peck was President and Co-Chief Investment Officer of Vivaldi Capital Management LP. Prior to thereto, Mr. Peck was a Portfolio Manager at Coe Capital, LLC, a Chicago-based registered investment adviser, from March 2010 to December 2011. From June 2007 through March 2009, Mr. Peck was a paid consultant at various real estate and investment companies. From 2006 to 2008, Mr. Peck was a Senior Financial Analyst/Risk Manager at The Bond Companies. Mr. Peck graduated from Lehigh University with a Bachelor of Science in Accounting. Mr. Peck also holds a Master of Arts in Finance and a Masters in Business Administration (Real Estate Analysis and Financial Analysis) from DePaul University and is a Chartered Financial Analyst (“CFA”).

BRIAN MURPHY — Portfolio Manager

Mr. Murphy joined the Investment Adviser in March 2014 as a Senior Research Analyst and currently serves as Co-Chief Investment Officer of FTCM. Mr. Murphy was previously a Director at Voyager Management, LLC (“Voyager Management”), a fund of hedge fund firm, from 2010 to 2014. Prior to Voyager Management, from 2009 to 2010, Mr. Murphy was Derivatives Product Specialist at Analytic Investors, specializing in quantitative derivative hedge fund strategies. Mr. Murphy was also an Analyst at Iron Partners, LLC, a fund of hedge fund firm, from 2007 to 2009, where he was primarily responsible for covering hedged equity, equity trading, derivative and structured product services. Mr. Murphy graduated from Miami University with a Bachelor of Science in Finance.

Sub-Adviser

SAM DUNLAP – Portfolio Manager

Mr. Dunlap is Co-Founder and Managing Partner of Sardis Group. Mr. Dunlap worked at Angel Oak from October 2009 until June 2024 serving most recently as a senior portfolio manager and the Chief Investment Officer, Public Strategies. In his capacity as Chief Investment Officer, Mr. Dunlap oversaw all investment related activities for a series of public funds and separately managed accounts. His responsibilities included risk positioning and allocation across all supervised products. Additionally, Mr. Dunlap held responsibility for investment policy statement design, portfolio allocation and implementation, credit and interest rate risk management, and reporting. Mr. Dunlap began his capital markets career in 2002 and has investment experience across multiple sectors of the fixed income market. Prior to joining Angel Oak, he spent six years marketing and structuring interest rate derivatives with SunTrust Robinson Humphrey where he focused on both interest rate hedging products and interest rate linked structured notes. Before SunTrust, Mr. Dunlap spent two years at Wachovia in Charlotte, NC supporting the agency mortgage pass-through trading desk. He holds a B.A. degree in Economics from the University of Georgia.

COLIN MCBURNETTE – Portfolio Manager

Mr. McBurnette is Co-Founder and Managing Partner of Sardis Group. Mr. McBurnette worked at Angel Oak from February 2012 until September 2024. He spent the period from August 2012-December 2023 on the investment team as an investment analyst, assistant portfolio manager, portfolio manager, and senior portfolio manager. Mr. McBurnette was a named portfolio manager on several funds managed by Angel Oak including a private fund, a series of mutual funds, ETFs and an interval fund. Additionally, Mr. McBurnette was a portfolio manager on a number of separately managed accounts advised by Angel Oak that ranged from the investment portfolio for a bank, an asset class specific mandate for a series of insurance companies, and a sub-advisory relationship for six public funds. Mr. McBurnette’s responsibilities across these accounts included investment policy statement design, portfolio allocation and implementation, pre-purchase analytics, credit selection, post-purchase monitoring, credit and interest rate risk management, trading, and reporting. Prior to Angel Oak, Mr. McBurnette worked for Prodigus Capital Management where he was responsible for the acquisition and management of their distressed debt portfolio, as well as the development of their proprietary financial technology platform. Previously, Mr. McBurnette worked in the Real Estate Capital Markets group for Wachovia Bank and Wells Fargo where he focused on risk management for their commercial real estate REPO lines. Mr. McBurnette holds B.B.A. degrees in Banking & Finance and Real Estate from the Terry College of Business at the University of Georgia.

The Fund’s SAI provides additional information about the Portfolio Managers’ compensation, other accounts managed, and ownership of Fund’s shares.

The Investment Management and Sub-Advisory Agreements

The Investment Management Agreement (the “Investment Management Agreement”) between the Investment Adviser and the Fund became effective as of April 29, 2022 and continued in effect for an initial two-year term. The Sub-Advisory Agreement (the “Sub-Advisory Agreement” and together with the Investment Management Agreement, the “Agreements”) among the Investment Adviser, the Sub-Adviser and Fund is effective as of August 1, 2025, and will continue in effect for an initial two-year term. Thereafter, each of the Agreements continues in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund, or a majority of the Board, and (ii) the vote of a majority of the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on such approval. See “VOTING.” Each of the Agreements will terminate automatically if assigned (as defined in the Investment Company Act). The Investment Management Agreement is terminable by vote of the Board or by vote of a majority of the outstanding voting securities of the Fund at any time without penalty upon sixty (60) days’ written notice to the Investment Adviser. The Investment Adviser may terminate the Investment Management Agreement at any time without penalty upon sixty (60) days’ written notice to the Fund. The Sub-Advisory Agreement will terminate if the Investment Management Agreement is assigned (as defined in the Investment Company Act) or terminates for any other reason, and is terminable by vote of the Board or by vote of a majority of the outstanding voting securities of the Fund at any time without penalty upon sixty (60) days’ written notice to the Investment Adviser and the Sub-Adviser, or by the Investment Adviser or Sub-Adviser on sixty (60) days’ written notice to the Fund and the other party. A discussion regarding the basis for the Board’s approval of the Investment Management Agreement is available in the Fund’s annual report to Shareholders for the fiscal year ended March 31, 2026 and a discussion regarding the basis for the Board’s approval of the Sub-Advisory Agreement is available in the Fund’s semi-annual report to Shareholders for the fiscal period ended September 30, 2025.

The Agreements provide that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the Fund, the Investment Adviser, the Sub-Adviser and any partner, director, officer or employee of the Investment Adviser, the Sub-Adviser or any of their affiliates, executors, heirs, assigns, successors or other legal representatives, will not be liable to the Fund for any error of judgment, for any mistake of law or for any act or omission by the person in connection with the performance of services to the Fund. The Agreements also provide for indemnification, to the fullest extent permitted by law, by the Fund, of the Investment Adviser, the Sub-Adviser or any partner, director, officer or employee of the Investment Adviser, the Sub-Adviser, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which the person may be liable that arises in connection with the performance of services to the Fund, so long as the liability or expense is not incurred by reason of the person’s willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the Fund.

Investment Management Fee

The Fund pays to the Investment Adviser an investment management fee (the “Investment Management Fee”) in consideration of the advisory and other services provided by the Investment Adviser to the Fund. Pursuant to the Investment Management Agreement, the Fund pays the Investment Adviser a monthly Investment Management Fee equal to 1.35% on an annualized basis of the Fund’s net assets as of each month-end, subject to certain adjustments. The Investment Management Fee will be paid to the Investment Adviser before giving effect to any repurchase of Shares in the Fund effective as of that date and will decrease the net profits or increase the net losses of the Fund that are credited to its Shareholders. NAV means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund; provided that for purposes of determining the Investment Management Fee payable to the Investment Adviser for any month, NAV will be calculated prior to any reduction for any fees and expenses of the Fund for that month, including, without limitation, the Investment Management Fee payable to the Investment Adviser for that month.

Pursuant to the Sub-Advisory agreement, the Investment Adviser pays Sardis Group a monthly sub-advisory fee with respect to the portion of the Fund’s assets managed by Sardis Group equal to 0.45% on an annualized basis of such sub-advised assets’ average daily net assets as of each month-end. The Sub-Adviser’s fee is paid by the Investment Adviser out of the Investment Management Fee.

See “INVESTMENT MANAGEMENT AND OTHER SERVICES – The Sub-Adviser” in the SAI for a discussion of the Sub-Advisory Agreement.

Management of the Cayman Subsidiary

The Fund will wholly-own the Cayman Subsidiary of the Fund. The Cayman Subsidiary will be organized under the laws of the Cayman Islands. The Fund will be the sole shareholder of the Cayman Subsidiary, and it is currently expected that shares of the Cayman Subsidiary will not be sold or offered to other investors. The Fund’s Chief Compliance Officer will oversee implementation of the Cayman Subsidiary’s policies and procedures and makes periodic reports to the Fund’s Board of Trustees regarding the Cayman Subsidiary’s compliance with its policies and procedures. The Investment Adviser will serve as the investment adviser of the Cayman Subsidiary. The Cayman Subsidiary does not pay the Investment Adviser a management fee for its services. The Cayman Subsidiary will also enter into separate contracts for the provision of custody and transfer agency. The Fund, as the sole shareholder of the Cayman Subsidiary, will bear the costs of these services, which will ultimately be borne by the Shareholders of the Fund.

Management of the Sub-REITs

The Fund will wholly-own any Sub-REIT investments and thereby would maintain voting control over such Sub-REITs. The Fund will serve as the managing member of such Sub-REITs and the Sub-REITs’ boards of directors will consist of the same members as the Board of Trustees of the Fund. In addition, the Sub-REITs will also have the same officers as the Fund. The Sub-REITs do not have operational employees as all physical assets will be operated by lessees. Additionally, the Sub-REITs engage external management companies for property-level oversight of their investments. The Sub-REITs make direct investments into timberland and agriculture/farmland assets through wholly-owned subsidiaries. Such wholly-owned subsidiaries are special purpose vehicles established as single member limited liability companies for each investment. The Investment Adviser has discretion over all investments of the Sub-REITs.

The Fund will report any investments in Sub-REITs in accordance with generally accepted accounting principles. For purposes of the Fund’s leverage and concentration policies under the Investment Company Act, the assets of the Sub-REITs will be consolidated with the assets of the Fund in order to determine compliance with such policies. Any leverage incurred at the Sub-REIT level is aggregated with the Fund’s leverage for purposes of complying with Section 18 of the Investment Company Act. For purposes of complying with its fundamental and non-fundamental investment restrictions and policies pursuant to Section 8 of the Investment Company Act, except with respect to the Fund’s policy relating to the purchase and sale of real assets, the Fund aggregates its direct investments with the investments of the Sub-REITs.

DISTRIBUTOR

First Trust Portfolios L.P. is the distributor (also known as the principal underwriter) of the Shares of the Fund and is located at 120 E. Liberty Drive, Suite 400, Wheaton, Illinois 60187. The Distributor is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). The Distributor is affiliated with the Investment Adviser.

Under a Distribution Agreement with the Fund, the Distributor acts as the agent of the Fund in connection with the continuous offering of shares of the Fund. The Distributor has no obligation to sell any specific quantity of Fund shares. The Distributor and its officers have no role in, or responsibility for, determining the investment policies of the Fund or which securities are to be purchased or sold by the Fund or determining the valuation of the Fund’s assets and liabilities. In addition, the Distributor is not responsible for any operational matters associated with repurchases of Fund Shares.

The Distributor or its affiliates may enter into agreements with selected broker-dealers or other financial intermediaries for distribution of shares of the Fund. With respect to certain financial intermediaries and related fund “supermarket” platform arrangements, the Fund and/or the Investment Adviser, rather than the Distributor, may enter into such agreements. These financial intermediaries may charge a fee for their services and may receive shareholder service or other fees from parties other than the Distributor. These financial intermediaries may otherwise act as processing agents and are responsible for promptly transmitting purchase, redemption and other requests to the Fund.

The Fund may authorize one or more financial intermediaries and their authorized agents that have made arrangements with the Fund (collectively, “Financial Intermediaries”) to receive on its behalf purchase orders and repurchase requests. Such Financial Intermediaries are authorized to designate other intermediaries or designees to receive purchase orders and repurchase requests on the Fund’s behalf. The Fund will be deemed to have received a purchase order or repurchase request when a Financial Intermediary or, if applicable, a Financial Intermediary’s designee, receives the order or repurchase request. Purchase orders will be priced at the next computed per-class NAV per Share after they are received by a Financial Intermediary or the Financial Intermediary’s authorized designee. Repurchase requests received by a Financial Intermediary or the Financial Intermediary’s authorized designee before the applicable notice due date will be priced at a per-class NAV per Share determined on each date that Shares are to be repurchased in connection with the Fund’s offer to purchase Shares.

Investors may be charged a fee if they effect transactions through a Financial Intermediary or authorized designee. Investors who purchase shares through Financial Intermediaries will be subject to the procedures of those intermediaries through which they purchase shares, which may include charges, investment minimums, cutoff times and other restrictions in addition to, or different from, those listed herein. Information concerning any charges or services will be provided to customers by the Financial Intermediary through which they purchase shares. Investors purchasing shares of the Fund through Financial Intermediaries should acquaint themselves with their Financial Intermediary’s procedures and should read the Prospectus in conjunction with any materials and information provided by their Financial Intermediary. The Financial Intermediary, and not its customers, will be the shareholder of record, although customers may have the right to vote shares depending upon their arrangement with the Financial Intermediary. The Investment Adviser pays the Distributor out of its own resources a fee for certain distribution-related services. The maximum amount of compensation to be received by the participating members from any source will not exceed 8% of the proceeds raised in the offering. The Fund relies on an exemptive order granted by the SEC to the Investment Adviser and another fund managed by the Investment Adviser that permits the Fund to offer multiple classes of Shares and to adopt a Distribution and Service Plan with respect to Class A and Class I Shares in compliance with Rule 12b-1 under the Investment Company Act. The Distribution and Service Plan allows the Fund to pay distribution and servicing fees for the sale and servicing of its Class A and Class I Shares to the Fund’s Distributor and/or other qualified recipients. The Fund or other parties may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services or other services.

Pursuant to the Distribution Agreement, the Distributor is solely responsible for its costs and expenses incurred in connection with its registration and qualification as a broker-dealer under state or federal laws. The Distribution Agreement also provides that the Fund will indemnify the Distributor and its affiliates and certain other persons against certain liabilities. In the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard by the Distributor in the performance of its duties, obligations, or responsibilities set forth in the Distribution Agreement, the Distributor and its affiliates, including their respective officers, directors, partners, agents, and employees (collectively with the Distributor, the “Distributor Indemnitees”), shall not be liable for, and the Fund agrees to indemnify and hold harmless such persons from and against any and all taxes, charges, expenses, assessments, claims, demands and liabilities (including, without limitation, the reasonable costs of investigating or defending any alleged tax, charge, assessment, claim, demand, liability or expense and reasonable legal counsel fees incurred in connection therewith as well as any disbursements and liabilities arising under applicable federal and state laws) (collectively, “Losses”) arising directly or indirectly from the following: (i) the inaccuracy of factual information furnished to the Distributor by the Fund or the Fund’s investment adviser, custodians, or other service providers in any material respect; (ii) any claim that the registration statement, prospectus, statement of additional information, shareholder report, sales literature and advertisements approved for use by the Fund and/or the Fund’s investment adviser or other information filed or made public by the Fund (as from time to time amended) included an untrue statement of a material fact or omission of a material fact required to be stated therein or necessary in order to make the statements therein (and in the case of the prospectus and statement of additional information, in light of the circumstances under which they were made) not misleading under the Securities Act, the Investment Company Act, or any other statute, regulation, self-regulatory organization rule or applicable common law, except to the extent the statement or omission was made in reliance upon, and in conformity with, information furnished by or on behalf of the Distributor in writing; (iii) any wrongful act of the Fund or any of its officers; (iv) any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which this Agreement relates; (v) the Fund’s breach of any of its representations, warranties or covenants contained in this Agreement; (vi) the Fund’s failure to comply with applicable laws or regulations; (vii) any liability of the Distributor resulting from a representation, covenant or warranty that the Distributor makes, or any indemnification that the Distributor provides, on behalf of the Fund and in reliance on a Fund representation, covenant or warranty in an intermediary agreement relating to the Fund; (viii) the Distributor’s reliance on any instruction, direction, notice, instrument or other information that the Distributor reasonably believes to be genuine; (ix) any other action or omission to act which the Distributor takes in connection with the provision of services to the Fund pursuant to this Agreement and the Fund’s Prospectus; or (x) any action taken or omitted by the Fund prior to the effective date of the Distribution Agreement. The Distributor also has no duty to calculate the net asset value of Fund Shares or to inquire into, or liability for, the accuracy of the net asset value per Share (including a Class thereof) as calculated by or for the Fund.

Class A Shares in the Fund are offered with a maximum sales charge of 4.50% of the subscription amount. The Fund or Investment Adviser may elect to reduce, otherwise modify or waive the sales charge with respect to any Shareholder. No sales charge is expected to be charged with respect to investments by the Investment Adviser, and its affiliates, directors, principals, officers and employees and others in the Fund’s sole discretion. There is no minimum aggregate amount of Shares required to be purchased in any offering.

The Investment Adviser, the Distributor and/or its affiliates may make payments to selected affiliated or unaffiliated third parties (including the parties that have entered into selling agreements with the Distributor) from time to time in connection with the distribution of Shares and/or the servicing of Shareholders and/or the Fund. These payments will be made out of the Investment Adviser’s, the Distributor’s and/or affiliates’ own assets and will not represent an additional charge to the Fund. The amount of the foregoing payments may be significant in amount and the prospect of receiving any such payments may provide such third parties or their employees with an incentive to favor sales of Shares of the Fund over other investment options. Contact your financial intermediary for details about revenue sharing payments it receives or may receive. The Distributor may reallow all or a portion of the sales load to broker-dealers or other financial intermediaries. Similarly, the Distributor may reallow all or a portion of the distribution and/or service fees to the financial intermediary or other third party; however, the Distributor shall not be obligated to make such payments to the financial intermediaries or other parties unless the Distributor has received a corresponding payment from the Fund. The Distributor may also make payments to financial intermediaries from its own resources, subject to the following conditions: (a) any such payments shall not create any obligation for or recourse against the Fund or Class thereof and (b) the terms and conditions of any such payments are consistent with the Fund’s Prospectus and applicable federal and state securities laws and are disclosed in the Fund’s Prospectus or SAI to the extent such laws require. The Distributor may retain any portion of the sales load, distribution and/or service fee not paid to a financial intermediary. See "Additional Payment to Financial Intermediaries" in the SAI.

DISTRIBUTION AND SERVICE PLAN

The Fund has adopted a Distribution and Service Plan with respect to Class A Shares and Class I Shares in compliance with Rule 12b-1 under the Investment Company Act. The Distribution and Service Plan allows the Fund to pay distribution and servicing fees for the sale and servicing of its Class A Shares and Class I Shares. Under the Distribution and Service Plan, the Fund is permitted to pay to qualified recipients (i) for each Class of Shares a Shareholder Servicing Fee of up to 0.25% on an annualized basis of the aggregate net assets of the Fund attributable to the Class and (ii) for Class A Shares a Distribution Fee of up to 0.75% on an annualized basis of the aggregate net assets attributable to Class A Shares (together, the “Distribution and Servicing Fee”). The Fund or the Distributor may pay all or a portion of these fees to any registered securities dealer, financial institution or any other person who renders assistance in distributing or promoting the sale of the respective Class of Shares or who provides certain shareholder services, pursuant to a written agreement. The Distribution and Servicing Fee is paid out of the Fund’s assets attributable to the applicable Class and decreases the net profits or increases the net losses of such Class. It is estimated that Shareholders will pay 0.75% of the net asset value of the Class A Shares for marketing and distribution expenses, and 0.11% and 0.11% of the net asset value of the Class A Shares and Class I Shares, respectively, for shareholder servicing expense.

ADMINISTRATION

The Fund has retained the Administrator, UMB Fund Services, Inc., whose principal business address is 235 West Galena Street, Milwaukee, WI 53212, to provide administrative services, and to assist with operational needs. The Administrator provides such services to the Fund pursuant to an administration agreement between the Fund and the Administrator (the “Administration Agreement”). The Administrator is responsible directly or through its agents for, among other things, providing the following services to the Fund; (1) maintaining a list of Shareholders and generally performing all actions related to the issuance and repurchase of Shares of the Fund, if any, including delivery of trade confirmations and capital statements; (2) providing certain administrative, clerical and bookkeeping services; (3) providing transfer agency services, services related to the payment of distributions, and accounting services; (4) computing the NAV of the Fund in accordance with U.S. generally accepted accounting principles (“GAAP”) and procedures defined in consultation with the Investment Adviser; (5) overseeing the preparation of semi-annual and annual financial statements of the Fund in accordance with GAAP, quarterly reports of the operations of the Fund and information required for tax returns; (6) supervising regulatory compliance matters and preparing certain regulatory filings; and (7) performing additional services, as agreed upon, in connection with the administration of the Fund. The Administrator may from time to time delegate its responsibilities under the Administration Agreement to one or more parties selected by the Administrator, including its affiliates or affiliates of the Investment Adviser.

The Fund pays the Administrator an annual fee calculated as a percentage of the Fund’s net assets and decreasing as assets reach certain levels. In addition, the Fund pays the Administrator its pro-rata share, based on combined assets under management, of an annual relationship-level base fee paid by all registered investment companies advised by the Investment Adviser and serviced by the Administrator (together with the asset-based fee, the “Administration Fee”). The Administration Fee generally covers fund administration, fund accounting, tax regulation and compliance, transfer agent and record keeping, and custody administration services provided by the Administrator or its affiliates. The Administration Fee is paid to the Administrator out of the assets of the Fund, and therefore decreases the net profits or increases the net losses of the Fund. The Fund also reimburses the Administrator for certain out-of-pocket expenses. The Administration Fee and the other terms of the Administration Agreement may change from time to time as may be agreed to by the Fund and the Administrator.

The Administration Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the Fund, the Administrator and any partner, director, officer or employee of the Administrator, or any of their affiliates, executors, heirs, assigns, successors or other legal representatives, will not be liable to the Fund for any error of judgment, for any mistake of law or for any act or omission by the person in connection with the performance of administration services for the Fund. The Administration Agreement also provides for indemnification, to the fullest extent permitted by law, by the Fund or the Administrator, or any partner, director, officer or employee of the Administrator, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which the person may be liable that arises in connection with the performance of services to the Fund, so long as the liability or expense is not incurred by reason of the person’s willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the Fund.

CUSTODIAN

UMB Bank, n.a., an affiliate of the Administrator (the “Custodian”) serves as custodian of the assets of the Fund and any wholly-owned subsidiaries of the Fund, including the Cayman Subsidiary (once formed) and Domestic Subsidiaries. The Custodian may maintain custody of such assets with U.S. and non-U.S. sub-custodians (which may be banks and trust companies), securities depositories and clearing agencies in accordance with the requirements of Section 17(f) of the Investment Company Act and the rules thereunder. Assets of the Fund are not held by the Investment Adviser, Sub-Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of the Custodian or U.S. or non-U.S. sub-custodians in a securities depository, clearing agency or omnibus customer account of such custodian. UMB Bank, n.a.’s principal business address is 1010 Grand Blvd., Kansas City, MO 64106.

FUND EXPENSES

The Fund pays all of its expenses, or reimburses the Investment Adviser or its affiliates to the extent they have previously paid such expenses on behalf of the Fund. The expenses of the Fund include, but are not limited to, any fees and expenses in connection with the offering and issuance of Shares; all fees and expenses reasonably incurred in connection with the operation of the Fund; all fees and expenses directly related to portfolio transactions and positions for the Fund’s account such as direct and indirect expenses associated with the Fund’s investments, and enforcing the Fund’s rights in respect of such investments; quotation or valuation expenses; the Investment Management Fee and the Administration Fee; Distribution and Servicing Fee; brokerage commissions; interest and fees on any borrowings by the Fund; professional fees; research expenses (including, without limitation, expenses of consultants who perform fund manager due diligence research); fees and expenses of outside legal counsel (including fees and expenses associated with the review of documentation for prospective investments by the Fund), including foreign legal counsel; accounting, auditing and tax preparation expenses; fees and expenses in connection with repurchase offers and any repurchases or redemptions of Shares; taxes and governmental fees (including tax preparation fees); fees and expenses of any custodian, sub-custodian, transfer agent, and registrar, and any other agent of the Fund; all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions with any custodian or other agent engaged by the Fund; bank services fees; costs and expenses relating to any amendment of the Agreement and Declaration of Trust or other organizational documents of the Fund; expenses of preparing, amending, printing, and distributing the Prospectus and any other sales material (and any supplements or amendments thereto), reports, notices, other communications to Shareholders, and proxy materials; expenses of preparing, printing, and filing reports and other documents with government agencies; expenses of Shareholders’ meetings, including the solicitation of proxies in connection therewith; expenses of corporate data processing and related services; shareholder recordkeeping and account services, fees, and disbursements; expenses relating to investor and public relations; fees and expenses of the members of the Board who are not employees of the Investment Adviser or its affiliates; insurance premiums; Extraordinary Expenses (as defined below); and all costs and expenses incurred as a result of dissolution, winding-up and termination of the Fund. The Fund may need to sell portfolio securities to pay fees and expenses, which could cause the Fund to realize taxable gains.

“Extraordinary Expenses” means all expenses incurred by the Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or dispute and the amount of any judgment or settlement paid in connection therewith, or the enforcement of the rights against any person or entity; costs and expenses for indemnification or contribution payable to any person or entity; expenses of a reorganization, restructuring or merger, as applicable; expenses of holding, or soliciting proxies for, a meeting of shareholders (except to the extent relating to items customarily addressed at an annual meeting of a registered closed-end management investment company); and the expenses of engaging a new administrator, custodian or transfer agent.

The Investment Adviser bears all of its expenses and costs incurred in providing investment advisory services to the Fund. In addition, the Investment Adviser is responsible for the payment of the compensation and expenses of those officers of the Fund affiliated with the Investment Adviser, and for making available, without expense to the Fund, the services of such individuals, subject to their individual consent to serve and to any limitations imposed by law.

The Fund bears directly certain ongoing offering costs associated with the continuous offering of Shares which will be expensed as they are incurred. Offering costs cannot be deducted by the Fund or the Shareholders.

The Investment Adviser has entered into an expense limitation and reimbursement agreement (the “Expense Limitation and Reimbursement Agreement”) with the Fund, whereby the Investment Adviser has agreed to waive fees that it would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses) do not exceed 2.40% and 1.65% of the average daily net assets of Class A Shares and Class I Shares, respectively (the “Expense Limit”) through April 29, 2027. Thereafter, the Expense Limitation and Reimbursement Agreement may be terminated by the Fund or the Investment Adviser upon 30 days’ written notice. Unless it is terminated, the Expense Limitation and Reimbursement Agreement will automatically renew for consecutive one-year terms. For a period not to exceed three years from the date on which a Waiver is made, the Investment Adviser may recoup amounts waived or assumed, provided the Fund is able to effect such repayment and remain in compliance with the Expense Limit in effect at the time of such repayment. For the fiscal year ended March 31, 2026, the Investment Adviser waived fees of $201,461 and absorbed $159,373 in other expenses. At March 31, 2026, $438,210 is subject for recoupment through March 31, 2027, $358,341 is subject for recoupment through March 31, 2028, and $360,834 is subject for recoupment through March 31, 2029.

The Fund’s fees and expenses will decrease the net profits or increase the net losses of the Fund that are credited to Shareholders.

VOTING

Each Shareholder will have the right to cast a number of votes, based on the number of such Shareholder’s Shares, at any meeting of Shareholders called by the Board. Except for the exercise of such voting privileges, Shareholders will not be entitled to participate in the management or control of the Fund’s business and may not act for or bind the Fund.

SHAREHOLDER RIGHTS

Except for actions under the U.S. federal securities laws, the Amended and Restated By-Laws (“By-Laws”) provide that by virtue of becoming a Shareholder, each Shareholder (i) irrevocably agrees that any claims, suits, actions or proceedings arising out of or relating in any way to the Trust, the Amended and Restated Declaration of Trust or these By-Laws or asserting a claim governed by the internal affairs (or similar) doctrine, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction, (ii) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding, (iii) irrevocably agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or any other court to which proceedings in such courts may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper, (iv) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding, (v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such service shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (v) hereof shall affect or limit any right to serve process in any other manner permitted by law, and (vi) irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding.

The designation of exclusive jurisdictions may make it more expensive for a Shareholder to bring a suit than if the Shareholder were permitted to select another jurisdiction. Also, the designation of exclusive jurisdictions and the waiver of jury trials limit a Shareholder’s ability to litigate a claim in the jurisdiction and in a manner that may be more convenient and favorable to the Shareholder.

CONFLICTS OF INTEREST

The Fund may be subject to a number of actual and potential conflicts of interest.

The Investment Adviser, the Sub-Adviser and their affiliates engage in financial advisory activities that are independent from, and may from time-to-time conflict with, those of the Fund. In the future, there might arise instances where the interests of such affiliates conflict with the interests of the Fund. The Investment Adviser, the Sub-Adviser and their affiliates may provide services to, invest in, advise, sponsor and/or act as Investment Adviser or Sub-Adviser to investment vehicles and other persons or entities (including prospective investors in the Fund) which may have structures, investment objectives and/or policies that are similar to (or different than) those of the Fund; which may compete with the Fund for investment opportunities; and which may, subject to applicable law, co-invest with the Fund in certain transactions. In addition, the Investment Adviser, the Sub-Adviser and their affiliates and respective clients may themselves invest in securities that would be appropriate for the Fund.

The Fund and Investment Adviser have been granted an Order from the SEC that permits the Fund to participate in certain negotiated investments alongside other funds managed by the Investment Adviser or certain of its affiliates outside the parameters of Section 17 of the Investment Company Act, subject to certain conditions. The Investment Adviser will not cause the Fund to engage in certain investments alongside affiliates unless such investments are permitted under the Order or unless such investments are not prohibited by Section 17(d) of the Investment Company Act or interpretations of Section 17(d) as expressed in SEC no-action letters or other available guidance. The Fund could be limited in its ability to invest in certain investments in which the Investment Adviser or any of its affiliates are investing or are invested.

Although the Investment Adviser, the Sub-Adviser and their affiliates will seek to allocate investment opportunities among the Fund and their other clients in a fair and reasonable manner, there can be no assurance that an investment opportunity which comes to the attention of the Investment Adviser, the Sub-Adviser or their affiliates will be appropriate for the Fund or will be referred to the Fund. The Investment Adviser, the Sub-Adviser and their affiliates are not obligated to refer any investment opportunity to the Fund.

The directors, partners, trustees, managers, members, officers and employees of the Investment Adviser the Sub-Adviser and its affiliates may buy and sell securities or other investments for their own accounts (including through funds managed by the Investment Adviser, the Sub-Adviser or their affiliates). As a result of differing trading and investment strategies or constraints, investments may be made by directors, partners, trustees, managers, members, officers and employees that are the same, different from or made at different times than investments made for the Fund. To reduce the possibility that the Fund will be materially adversely affected by the personal trading described above, the Fund, Investment Adviser, the Sub-Adviser have adopted codes of ethics (collectively, the “Codes of Ethics”) in compliance with Section 17(j) of the Investment Company Act that restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the portfolio transactions of the Fund. The Codes of Ethics are available on the EDGAR Database on the SEC’s website at https://www.sec.gov.

OUTSTANDING SECURITIES

The following table shows the amounts of Shares that have been authorized and outstanding as of June 30, 2026:

			(4)
		(3)	Amount
		Amount Held by	Outstanding
(1)	(2)	Fund or	Exclusive of Amount
Title of Class	Amount Authorized	for its Account	Shown Under (3)
Class I Shares	Unlimited	$-	$1,382,816
Class A Shares	Unlimited	$-	$3,885

TENDER OFFERS/OFFERS TO REPURCHASE

A substantial portion of the Fund’s investments are illiquid. For this reason, the Fund is structured as a closed-end interval fund which means that the Shareholders will not have the right to redeem their Shares on a daily basis. In addition, the Fund does not expect any trading market to develop for the Shares. As a result, if investors decide to invest in the Fund, they will have very limited opportunity to sell their Shares.

The Fund intends to provide a limited degree of liquidity to the Shareholders by conducting repurchase offers quarterly with a Valuation Date (as defined below) on or about January 22, April 22, July 22 and October 22 of each year.

For each repurchase offer the Board will set an amount between 5% and 25% of the Fund’s Shares based on relevant factors, including the liquidity of the Fund’s positions and the Shareholders’ desire for liquidity. A Shareholder whose Shares (or a portion thereof) are repurchased by the Fund will not be entitled to a return of any sales charge that was charged in connection with the Shareholder’s purchase of the Shares.

Shares will be repurchased at their NAV determined as of approximately January 22, April 22, July 22 and October 22, as applicable (each such date, a “Valuation Date”). Shareholders tendering Shares for repurchase will be asked to give written notice of their intent to do so by the date specified in the notice describing the terms of the applicable repurchase offer, which date will be within fourteen (14) days prior to the Valuation Date. Shareholders who tender may not have all of the tendered Shares repurchased by the Fund. If over-subscriptions occur, the Fund may elect to repurchase less than the full amount that a Shareholder requests to be repurchased. In such an event, the Fund may repurchase only a pro rata portion of the amount tendered by each Shareholder.

In certain circumstances, the Board may require a Shareholder to tender their Shares. Any such redemption will be conducted consistent with the requirements of Rule 23c-2 under the Investment Company Act.

A Shareholder who tenders for repurchase only a portion of their Shares in the Fund will be required to maintain a minimum account balance of $1,000. If a Shareholder tenders a portion of their Shares and the repurchase of that portion would cause the Shareholder’s account balance to fall below this required minimum of $1,000, the Fund reserves the right to repurchase all of such Shareholder’s outstanding Shares. Such minimum capital account balance requirement may also be waived by the Board in its sole discretion, subject to applicable federal securities laws.

TENDER/REPURCHASE PROCEDURES

Once each quarter, the Fund will offer to repurchase at per-class NAV per Share no less than 5% of the outstanding Shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). For each repurchase offer the Board will set an amount between 5% and 25% of the Fund’s Shares based on relevant factors, including the liquidity of the Fund’s positions and the Shareholders’ desire for liquidity. The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the Investment Company Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the per-class NAV per Share determined as of the close of business no later than the fourteenth day after the Repurchase Request Deadline, or the next business day if the fourteenth day is not a business day (each a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their Shares, and the “Repurchase Request Deadline,” which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to Shareholders and the Repurchase Request Deadline is generally thirty (30) days, but may vary from no more than forty-two (42) days to no less than twenty-one (21) days. The Shareholder Notification will contain information Shareholders should consider in deciding whether to tender their Shares for repurchase. The Shareholder Notification also will include detailed instructions on how to tender Shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The Shareholder Notification also will set forth the NAV per Share that has been computed no more than seven (7) days before the date of such notification, and how Shareholders may ascertain the NAV per Share after the notification date. Payment pursuant to the repurchase will be made by checks to the Shareholder’s address of record, or credited directly to a predetermined bank account on the Repurchase Payment Date, which will be no more than seven (7) days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of Shares that are consistent with the Investment Company Act, regulations thereunder and other pertinent laws.

If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of Shares not to exceed 2% of the outstanding Shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if Shareholders tender Shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding Shares on the Repurchase Request Deadline, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by Shareholders who own less than 100 Shares and who tender all of their Shares, before prorating other amounts tendered.

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a RIC under the Code; (b) for any period during which the New York Stock Exchange or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of Shareholders of the Fund.

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the Shareholder Notification is sent to Shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

The Fund may cause a mandatory repurchase or redemption of all or some of the Shares of a Shareholder, or any person acquiring Shares from or through a Shareholder, at net asset value in accordance with the Declaration of Trust and Section 23 of the Investment Company Act and Rule 23c-2 thereunder.

TRANSFERS OF SHARES

There is no public market for the Shares and none is expected to develop. The Fund does not list its Shares on a stock exchange or similar market. Shares are transferable only in limited circumstances as described below, and liquidity for investments in Shares may be provided only through the repurchase offers described above. If a shareholder attempts to transfer Shares in violation of the Fund’s transfer restrictions, the transfer will not be permitted and will be void. An investment in the Fund is therefore suitable only for investors who can bear the risks associated with the limited liquidity of Shares and should be viewed as a long-term investment.

No person shall become a substituted Shareholder of the Fund without the consent of the Fund, which consent may be withheld in its sole discretion. Shares held by Shareholders may be transferred only: (i) by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of the Shareholder; or (ii) under other limited circumstances, with the consent of the Board (which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances).

ANTI-MONEY LAUNDERING

If the Fund, the Investment Adviser or any governmental agency believes that the Fund has sold Shares to, or is otherwise holding assets of, any person or entity that is acting, directly or indirectly, in violation of U.S., international or other anti-money laundering laws, rules, regulations, treaties or other restrictions, or on behalf of any suspected terrorist or terrorist organization, suspected drug trafficker, or senior foreign political figure(s) suspected of engaging in corruption, the Fund, the Investment Adviser or such governmental agency may freeze the assets of such person or entity invested in the Fund or suspend the repurchase of Shares. The Fund may also be required to, or deem it necessary or advisable to, remit or transfer those assets to a governmental agency, in some cases without prior notice to the investor.

CALCULATION OF NET ASSET VALUE

GENERAL

The Administrator calculates the Fund’s NAV as of the close of business on each business day and at such other times as the Board may determine, including in connection with repurchases of Shares, in accordance with the procedures described below or as may be determined from time to time in accordance with policies established by the Board (each, a “Determination Date”).

For purposes of calculating NAV, portfolio securities and other assets for which market quotations are readily available are valued at market value. A market quotation is readily available only when that quotation is a quoted price (unadjusted) in active markets for identical investments that the Fund can access at the measurement date, provided that a quotation will not be readily available if it is not reliable.

Investments for which market quotations are not readily available are valued at fair value as determined in good faith pursuant to Rule 2a-5 under the Investment Company Act (“Rule 2a-5”). As a general principle, the fair value of a security or other asset is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Pursuant to Rule 2a-5, the Board has designated the Investment Adviser as the valuation designee (“Valuation Designee”) for the Fund to perform in good faith the fair value determination relating to all Fund investments, under the Board’s oversight. The Investment Adviser carries out its designated responsibilities as Valuation Designee through its Valuation Committee. The fair values of one or more assets may not be the prices at which those assets are ultimately sold and the differences may be significant.

The Valuation Designee may value Fund portfolio securities for which market quotations are not readily available and other Fund assets utilizing inputs from pricing services, quotation reporting systems, valuation agents and other third-party sources.

Securities traded on one or more of the U.S. national securities exchanges, the Nasdaq Stock Market or any foreign stock exchange will be valued at the last sale price or the official closing price on the exchange or system where such securities are principally traded for the business day as of the relevant Determination Date. If no sale or official closing price of particular securities are reported on a particular day, the securities will be valued at the closing bid price for securities held long, or the closing ask price for securities held short, or if a closing bid or ask price, as applicable, is not available, at either the exchange or system-defined closing price on the exchange or system in which such securities are principally traded. Over-the-counter securities not quoted on the Nasdaq Stock Market will be valued at the last sale price on the relevant Determination Date or, if no sale occurs, at the last bid price, in the case of securities held long, or the last ask price, in the case of securities held short, at the time NAV is determined. Equity securities for which no prices are obtained under the foregoing procedures, including those for which a pricing service supplies no exchange quotation or a quotation that is believed by the Valuation Designee not to reflect the market value, will be valued at the bid price, in the case of securities held long, or the ask price, in the case of securities held short, supplied by one or more dealers making a market in those securities or one or more brokers. Futures index options will be valued at the mid-point between the last bid price and the last ask price on the relevant Determination Date at the time NAV is determined. The mid-point of the last bid and the last ask is also known as the ‘mark’.

Fixed-income securities with a remaining maturity of sixty (60) days or more will normally be valued according to dealer-supplied mean quotations or mean quotations from a recognized pricing service. Fixed-income securities for which market quotations are unavailable or are believed by the Valuation Designee not to reflect market value will be valued based upon broker-supplied quotations, provided that if such quotations are unavailable or are believed by the Valuation Designee not to reflect market value, such fixed-income securities will be valued using valuation models that take into account spread and daily yield changes on government securities in the appropriate market (e.g., matrix pricing). High quality investment grade debt securities (e.g., treasuries, commercial paper, etc.) with a remaining maturity of sixty (60) days or less are valued by the Valuation Designee at amortized cost, which the Valuation Designee has determined to approximate fair value.

Assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service. Trading in foreign securities generally is completed, and the values of such securities are determined, prior to the close of securities markets in the United States. Foreign exchange rates are also determined prior to such close. On occasion, the values of securities and exchange rates may be affected by events occurring between the time as of which determination of such values or exchange rates are made and the time as of which the NAV of the Fund is determined. When such events materially affect the values of securities held by the Fund or its liabilities, such securities and liabilities will be valued at fair value as determined in good faith by the Valuation Designee.

The Fund will generally value shares of ETFs at the last sale price on the exchange on which the ETF is principally traded. The Fund will generally value shares of open-end investment companies and closed-end investment companies that do not trade on one or more of the U.S. national securities exchanges at their respective NAVs.

The Fund will generally value private investment vehicles in accordance with the value determined as of such date by each private investment vehicle in accordance with the private investment vehicle’s valuation policies and reported at the time of the Fund’s valuation. As a general matter, the fair value of the Fund’s interest in a private investment vehicle will represent the amount that the Fund could reasonably expect to receive from the private investment vehicle if the Fund’s interest was redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Fund believes to be reliable. In the event that the private investment vehicle does not report a value to the Fund on a timely basis, the Fund will determine the fair value of such private investment vehicle based on the most recent final or estimated value reported by the private investment vehicle, as well as any other relevant information available at the time the Fund values its portfolio. Using the nomenclature of the hedge fund industry, any values reported as “estimated” or “final” values are expected to reasonably reflect market values of securities when available or fair value as of the Fund’s valuation date. A substantial amount of time may elapse between the occurrence of an event necessitating the pricing of Fund assets and the receipt of valuation information from the underlying manager of a private investment vehicle.

The Valuation Designee will consider whether it is appropriate, in light of all relevant circumstances, to value such interests at the NAV as reported by the Underlying Manager at the time of valuation, or whether to adjust such value to reflect a premium or discount to NAV. In accordance with U.S. generally accepted accounting principles and industry practice, the Fund may not always apply a discount in cases where there is no contemporaneous redemption activity in a particular Investment Fund. In other cases, as when an Investment Fund imposes extraordinary restrictions on redemptions, when other extraordinary circumstances exist, or when there have been no recent transactions in Investment Fund interests, the Fund may determine that it is appropriate to apply a discount to the NAV of the Investment Fund. Any such decision will be made in good faith by the Valuation Designee, under oversight by the Board.

Where deemed appropriate by the Valuation Designee and consistent with the Investment Company Act, investments in private investment vehicles may be valued at cost. Cost will be used only when cost is determined to best approximate the fair value of the particular security under consideration.

The Fund values its investments in REITs based in large part on valuations provided by the external property managers of the REITs or third-party appraisers. These fair value calculations will involve significant professional judgment by the external property managers of the REITs in the application of both observable and unobservable attributes. The calculated NAVs of the REIT’s assets may differ from their actual realizable value or future fair value. The Valuation Designee may not have the ability to assess the accuracy of these valuations. Because a significant portion of the Fund’s assets are invested in REITs, these valuations have a considerable impact on the Fund’s NAV.

For each period that the NAVs of the REITs are calculated by the external property managers of such REITs and Sub-REITs, each REIT’s NAV is typically adjusted based on the actual income and appreciation or depreciation realized by such REIT when the valuations and income are reported. The Valuation Designee may conclude, in certain circumstances, that the information provided by any such external property manager does not represent the fair value of the Fund’s investment in a REIT and is not indicative of what actual fair value would be under current market conditions. In those circumstances, the Valuation Designee may determine to value the Fund’s investment in the REIT at a discount or a premium to the reported value received from the REIT. Any such decision will be made in good faith by the Valuation Designee, under the oversight of the Board.

In certain circumstances, the Valuation Designee may determine that a private investment vehicle’s or REIT’s NAV shall be adjusted more frequently. For these investments, the NAVs are adjusted daily based on the total return that each private investment vehicle or REIT is estimated by the Valuation Designee to generate during the period (adjusted net asset value). The Valuation Designee monitors these estimates daily and updates them as necessary if macro or individual fund changes warrant any adjustments, subject to the review and supervision of the Valuation Designee.

The Valuation Designee will evaluate each private debt investment’s fair value based on numerous factors, including but not limited to changes in credit risk, construction risk, the financial strength of the borrower, and the debt instrument’s spread to US Treasuries. The Fund will also engage qualified external valuation consultants to provide valuation information, typically on a quarterly basis, but at least semiannually. The Fund will generally value any private debt investments at the lesser of their amortized cost or the mid-point of any valuation range as provided by a qualified external valuation consultant. In certain circumstances, the Valuation Designee may determine that this amount does not represent the fair value of the private debt investment based on current market conditions. In such an instance, the Valuation Designee will fair value the investment using another methodology. In its fair valuation assessment process, the Valuation Designee may consider any information it deems appropriate including from external valuation consultants.

The Investment Adviser and/or the Sub-Adviser act as investment adviser to other clients that may invest in securities for which no public market price exists. Valuation determinations by the Investment Adviser and/or the Sub-Adviser or their affiliates for other clients may result in different values than those ascribed to the same security owned by the Fund. Consequently, the fees charged to the Fund may be different than those charged to other clients, given that the method of calculating the fees takes the value of all assets, including assets carried at different valuations, into consideration. Investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund’s NAV if the judgments regarding appropriate valuations should prove incorrect.

Each Subsidiary is subject to the same valuation policies as the Fund. The Fund’s investment in the Subsidiary is valued based on the value of the Subsidiary’s portfolio investments. The Subsidiary prices its portfolio investments pursuant to the same pricing and valuation methodologies and procedures used by the Fund, which require, among other things, that each of the Subsidiary’s portfolio investments be marked-to-market (that is, the value on the Subsidiary’s books changes) each business day to reflect changes in the market value of the investment.

The Investment Adviser and/or the Sub-Adviser act as investment adviser to other clients that may invest in securities for which no public market price exists. Valuation determinations by the Investment Adviser and/or the Sub-Adviser or their affiliates for other clients may result in different values than those ascribed to the same security owned by the Fund. Consequently, the fees charged to the Fund may be different than those charged to other clients, given that the method of calculating the fees takes the value of all assets, including assets carried at different valuations, into consideration.

Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund’s NAV if the judgments regarding appropriate valuations should prove incorrect. In no event does the Distributor have any responsibility for any valuations of the Fund’s investments (including the accuracy, reliability or completeness thereof) or for the valuation processes utilized for the Fund, and the Distributor disclaims any and all liability for any direct, incidental, or consequential damages arising out of any inaccuracy or incompleteness in valuations. The Distributor has no duty to calculate the NAV of Fund Shares or to inquire into, or liability for, the accuracy of the NAV per Share (including a Class thereof) as calculated by or for the Fund.

SUSPENSION OF CALCULATION OF NET ASSET VALUE

As noted above, the Administrator calculates the Fund’s NAV as of the close of business on each business day. However, there may be circumstances where it may not be practicable to determine an NAV, such as during any period when the principal stock exchanges for securities in which the Fund has invested its assets are closed other than for weekends and customary holidays (or when trading on such exchanges is restricted or suspended). In such circumstances, the Board (after consultation with the Investment Adviser) may suspend the calculation of NAV. The Fund will not accept subscriptions for Shares if the calculation of NAV is suspended, and the suspension may require the termination of a pending repurchase offer by the Fund (or the postponement of the Valuation Date for a repurchase offer). Notwithstanding a suspension of the calculation of NAV, the Fund will be required to determine the value of its assets and report NAV in its semi-annual and annual reports to Shareholders, and in its reports on Form N-PORT filed with the SEC after the end of the first and third quarters of the Fund’s fiscal year. The Administrator will resume calculation of the Fund’s NAV after the Board (in consultation with the Investment Adviser) determines that conditions no longer require suspension of the calculation of NAV.

DISTRIBUTION POLICY

The Fund intends to make quarterly distributions to its shareholders equal to 5% annually of the Fund’s NAV per Share (the “Distribution Policy”). This predetermined dividend rate may be modified by the Board from time to time and increased to the extent of the Fund’s investment company taxable income that it is required to distribute in order to maintain its status as a RIC.

If, for any distribution, available cash is less than the amount of this predetermined dividend rate, then assets of the Fund will be sold and such disposition may generate additional taxable income. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as the net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Payments in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the Shares. After such adjusted tax basis is reduced to zero, the payment would constitute capital gain (assuming the Shares are held as capital assets). This Distribution Policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The Distribution Policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain.

Unless the registered owner of Shares elects to receive cash, all dividends declared on Shares will be automatically reinvested in additional Shares of the Fund. See “Dividend Reinvestment Plan.”

The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each period. Section 19(a) of the Investment Company Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. As required under the Investment Company Act, the Fund will provide a notice to shareholders at the time of a payment or distribution when such does not consist solely of net income. Additionally, each payment will be accompanied by a written statement which discloses the source or sources of each payment. The IRS requires you to report these amounts, excluding returns of capital, (such amounts will be reported by the Fund to shareholders on IRS Form 1099) on your income tax return for the year declared. The Fund will provide disclosures, with each payment, that estimates the percentages of the current and year-to-date payments that represent (1) net investment income, (2) capital gains and (3) return of capital. At the end of the year, the Fund may be required under applicable law to re-characterize payments made previously during that year among (1) ordinary income, (2) capital gains and (3) return of capital for tax purposes. Nevertheless, persons who periodically receive the payments may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any payment from the Fund is net profit.

The Board reserves the right to change the Distribution Policy from time to time.

DIVIDEND REINVESTMENT PLAN

The Fund has a dividend reinvestment plan (the “DRIP”). Unless a Shareholder elects to receive cash by contacting the Fund’s Administrator, UMB Fund Services, Inc. at 1-877-779-1999 or 235 West Galena Street, Milwaukee, WI 53212, all dividends and/or capital gains distributions declared on Shares will be automatically reinvested in full and fractional Shares at the Fund’s then-current NAV. Shareholders who elect not to participate in the DRIP will receive all dividends and capital gains distributions in cash paid by check mailed directly to the shareholder of record or via electronic funds transfer (or, if the Shares are held in street or other nominee name, then to such nominee) by the Administrator as dividend disbursing agent. Participation in the DRIP is completely voluntary and may be terminated or resumed at any time without penalty by notice if such notice is received and processed by the Administrator prior to the dividend record date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution. Such notice will be effective with respect to a particular dividend or other distribution (together, a “Dividend”). Some brokers or dealers may automatically elect to receive cash on behalf of Shareholders who hold their Shares in the broker or dealer’s name and may re-invest that cash in additional Shares. Reinvested Dividends will increase the Fund’s assets on which the Investment Management Fee is payable to the Investment Adviser.

Whenever the Fund declares a dividend and/or capital gain payable in cash, non-participants in the DRIP will receive cash and participants in the DRIP will receive the equivalent in Shares. The Shares will be acquired by the Administrator for the DRIP participants’ accounts through receipt of additional unissued but authorized Shares from the Fund.

The Administrator maintains all Shareholders’ accounts in the DRIP and furnishes written confirmation of all transactions in the accounts, including information needed by Shareholders for tax records. Shares in the account of each DRIP participant will be held by the Administrator on behalf of the DRIP participant, and each Shareholder proxy will include those Shares purchased or received pursuant to the DRIP. The Administrator will forward all proxy solicitation materials to participants and vote proxies for Shares held under the DRIP in accordance with the instructions of the participants.

Beneficial owners of Shares who hold their Shares in the name of a broker or dealer should contact the broker or nominee to determine whether and how they may participate in, or opt out of, the DRIP. In the case of Shareholders such as banks, brokers or dealers that hold shares for others who are the beneficial owners, the Administrator will administer the DRIP on the basis of the number of Shares certified from time to time by the record shareholder’s name and held for the account of beneficial owners who participate in the DRIP.

There will be no brokerage charges with respect to Shares issued directly by the Fund. The automatic reinvestment of dividends and/or capital gains in Shares under the DRIP will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends and/or capital gains, even though such participants have not received any cash with which to pay the resulting tax. See “CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS — TAXATION OF THE FUND — Distributions to Shareholders” below.

The Fund reserves the right to amend or terminate the DRIP. There is no direct service charge to participants with regard to purchases in the DRIP; however, the Fund reserves the right to amend the DRIP to include a service charge payable by the participants.

All correspondence or questions concerning the Plan should be directed to the Fund’s Administrator, UMB Fund Services, Inc. at 1-877-779-1999 or 235 West Galena Street, Milwaukee, WI 53212.

TAXES

INTRODUCTION

The following is a summary of certain material federal income tax consequences of acquiring, holding and disposing of Shares. Because the federal income tax consequences of investing in the Fund may vary from Shareholder to Shareholder depending on each Shareholder’s unique federal income tax circumstances, this summary does not attempt to discuss all of the federal income tax consequences of such an investment. Among other things, except in certain limited cases, this summary does not purport to deal with persons in special situations (such as financial institutions, non-U.S. persons, insurance companies, entities exempt from federal income tax, regulated investment companies, dealers in commodities and securities and pass-through entities). Further, to the limited extent this summary discusses possible foreign, state and local income tax consequences, it does so in a very general manner. Finally, this summary does not purport to discuss federal tax consequences (such as estate and gift tax consequences) other than those arising under the federal income tax laws. You are therefore urged to consult your tax advisers to determine the federal, state, local and foreign tax consequences of acquiring, holding and disposing of Shares.

The following summary is based upon the Code as well as administrative regulations and rulings and judicial decisions thereunder, as of the date hereof, all of which are subject to change at any time (possibly on a retroactive basis). Accordingly, no assurance can be given that the tax consequences to the Fund or its Shareholders will continue to be as described herein.

The Fund has not sought or obtained a ruling from the IRS (or any other federal, state, local or foreign governmental agency) or an opinion of legal counsel as to any specific federal, state, local or foreign tax matter that may affect it. Accordingly, although this summary is considered to be a correct interpretation of applicable law, no assurance can be given that a court or taxing authority will agree with such interpretation or with the tax positions taken by the Fund.

Except where specifically noted, this summary relates solely to U.S. Shareholders. A U.S. Shareholder for purposes of this discussion is a person who is a citizen or a resident alien of the U.S., a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S. or any political subdivision thereof, an estate whose income is subject to U.S. federal income tax regardless of its source or a trust if: (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

TAXATION OF THE FUND

The Fund intends to qualify as a RIC under federal income tax law. As a RIC, the Fund will generally not be subject to federal corporate income taxes, provided that it distributes out to Shareholders its taxable income and gain each year. To qualify for treatment as a RIC, the Fund must meet three important tests each year.

First, the Fund must derive with respect to each taxable year at least 90% of its gross income from dividends, interest, certain payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies, other income derived with respect to its business of investing in stock, securities or currencies, or net income derived from interests in qualified publicly traded partnerships.

Second, generally, at the close of each quarter of its taxable year, at least 50% of the value of the Fund’s assets must consist of cash and cash items, U.S. Government securities, securities of other RICs, and securities of other issuers (as to which the Fund has not invested more than 5% of the value of its total assets in securities of the issuer and as to which the Fund does not hold more than 10% of the outstanding voting securities of the issuer), and no more than 25% of the value of the Fund’s total assets may be invested in the securities of (1) any one issuer (other than U.S. Government securities and securities of other regulated investment companies), (2) two or more issuers that the Fund controls and which are engaged in the same or similar trades or businesses, or (3) one or more qualified publicly traded partnerships.

Third, the Fund must distribute an amount equal to at least the sum of 90% of its investment company taxable income (net investment income and the excess of net short-term capital gain over net long-term capital loss) and 90% of its tax-exempt income, if any, for the year.

The Fund intends to comply with this distribution requirement. If the Fund were to fail to make sufficient distributions, it could be liable for corporate income tax and for excise tax in respect of the shortfall or, if the shortfall is large enough, the Fund could be disqualified as a RIC. If for any taxable year the Fund were not to qualify as a RIC, all its taxable income would be subject to tax at regular corporate rates without any deduction for distributions to Shareholders. In that event, taxable Shareholders would recognize dividend income on distributions to the extent of the Fund’s current and accumulated earnings and profits, and corporate Shareholders could be eligible for the dividends-received deduction.

The Code imposes a nondeductible 4% excise tax on RICs that fail to distribute each year an amount equal to specified percentages of their ordinary taxable income and capital gain net income (excess of capital gains over capital losses). The Fund intends to make sufficient distributions or deemed distributions each year to avoid liability for this excise tax, although no assurance can be given that this will always be accomplished.

Certain of the Fund’s investments will require the Fund to recognize taxable income in a taxable year in excess of the cash generated on those investments during that year. Additionally, some of the CLOs in which the Fund invests may constitute passive foreign investment companies, or under certain circumstances, controlled foreign corporations. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, raise additional debt or equity capital, make taxable distributions of its shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund may realize gain or loss on such liquidations; in the event the Fund realizes net capital gains from such liquidation transactions, the Fund shareholders may receive larger capital gain distributions than they would in the absence of such transactions.

The Fund may invest a portion of its net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund to the extent necessary to seek to ensure that it distributes sufficient income that it does not become subject to U.S. federal income or excise tax.

Any investment by the Fund in equity securities of REITs may result in the Fund’s receipt of cash in excess of the REIT’s earnings; if the Fund distributes these amounts, these distributions could constitute a return of capital to Fund shareholders for U.S. federal income tax purposes. Investments in REIT equity securities also may require the Fund to accrue and to distribute income not yet received. To generate sufficient cash to make the requisite distributions, the Fund may be required to sell securities in its portfolio (including when it is not advantageous to do so) that it otherwise would have continued to hold. Dividends received by the Fund from a REIT generally will not constitute qualified dividend income but may qualify as section 199A dividends.

The Fund may invest in REITs that hold residual interests in real estate mortgage investment conduits (“REMICs”). Under Treasury regulations that have not yet been issued, but may apply retroactively, a portion of the Fund’s income from a REIT that is attributable to the REIT’s residual interest in a REMIC (referred to in the Code as an “excess inclusion”) will be subject to federal income tax in all events. These regulations are also expected to provide that excess inclusion income of a RIC, such as the Fund, will be allocated to shareholders of the RIC in proportion to the dividends received by such shareholders, with the same consequences as if the shareholders held the related REMIC residual interest directly. The IRS in Notice 2006-97 set forth some basic principles for the application of these rules until such regulations are issued. In general, the applicable rules under the Code and expected rules under the regulations will provide that the excess inclusion income allocated to shareholders (i) cannot be offset by net operating losses (subject to a limited exception for certain thrift institutions), (ii) will constitute unrelated business taxable income to entities (including a qualified pension plan, an individual retirement account, a 401(k) plan, a Keogh plan or other tax-exempt entity) subject to tax on unrelated business income, thereby potentially requiring such an entity that is allocated excess inclusion income, and otherwise might not be required to file a tax return, to file a tax return and pay tax on such income, and (iii) in the case of a foreign shareholder, will not qualify for any reduction in U.S. federal withholding tax. In addition, if at any time during any taxable year a “disqualified organization” (as defined in the Code to include governmental units, tax-exempt entities and certain cooperatives) is a record holder of a share in a RIC, then the RIC will be subject to a tax equal to that portion of its excess inclusion income for the taxable year that is allocable to the disqualified organization, multiplied by the highest federal income tax rate imposed on corporations.

SHAREHOLDER TAXATION

Distributions to Shareholders. The Fund contemplates declaring as dividends each year all or substantially all of its taxable income. In general, distributions will be taxable to you for federal, state and local income tax purposes unless you are a tax-exempt entity, including qualified retirement plans or individual retirement accounts. Distributions are taxable whether they are received in cash or reinvested in Fund Shares. A Shareholder may thus recognize income and gains taxable for federal, state and local income tax purposes and not receive any cash distributions to pay any resulting taxes.

Fund distributions, if any, that are attributable to “qualified dividend income” or “long-term capital gains” earned by the Fund would be taxable to non-corporate Shareholders at reduced rates. Shareholders must have owned the Fund Shares for at least sixty-one (61) days during the one hundred twenty-one (121) day period beginning sixty (60) days before the ex-dividend date to benefit from the lower rates on qualified dividend income. However, U.S. individuals with modified adjusted gross income exceeding $200,000 ($250,000 for married couples filing jointly) and trusts and estates with income above specified levels are subject to an additional 3.8% tax on their net investment income, which includes interest, dividends and capital gains.

The Fund may make distributions to you of “section 199A dividends” with respect to qualified dividends that it receives with respect to its investments in REITs. A section 199A dividend is any dividend or part of such dividend that the Fund pays to its Shareholders and reports as a section 199A dividend in written statements furnished to its shareholders. Distributions paid by the Fund that are eligible to be treated as section 199A dividends for a taxable year may not exceed the “qualified REIT dividends” received by the Fund from REITs reduced by the Fund’s allocable expenses. Section 199A dividends may be taxed to individuals and other non-corporate Shareholders at a reduced effective federal income tax rate, provided the Shareholder receiving the dividends has satisfied a holding period requirement for the Shares and satisfied certain other conditions. For the lower rates to apply, you must have owned your Shares for at least 46 days during the 91-day period beginning on the date that is 45 days before the Fund’s ex-dividend date, but only to the extent that you are not under an obligation (under a short-sale or otherwise) to make related payments with respect to positions in substantially similar or related property.

Shareholders are generally taxed on any dividends from the Fund in the year they are actually distributed. Dividends declared in October, November or December of a year, and paid in January of the following year, will generally be treated for federal income tax purposes as having been paid to Shareholders on December 31st of the year in which the dividend was declared.

Expenses. As long as the Fund is not continuously offered pursuant to a public offering, regularly traded on an established securities market or does not have at least five hundred (500) shareholders at all times during the taxable year, certain expenses incurred by the Fund that if paid by an individual would be treated as “miscellaneous itemized deductions” are generally not deductible by the Fund. Instead each shareholder will be treated as if it received a dividend in an amount equal to its allocable share of the Fund’s expenses and then having paid such expenses itself. For non-corporate taxpayers, such expenses will generally be “miscellaneous itemized deductions.” Non-taxable corporate taxpayers can no longer deduct miscellaneous itemized deductions.

Certain Withholding Taxes. The Fund may be subject to taxes, including foreign withholding taxes, attributable to investments of the Fund. The Fund does not expect to be eligible to elect, for federal income tax purposes, to treat foreign taxes paid by it as paid by its Shareholders for purposes of allowing Shareholders to claim a foreign tax credit or an itemized deduction.

Sales, Exchanges and Redemptions. You will recognize taxable gain or loss on a sale, exchange or redemption of your shares in an amount equal to the difference between your tax basis in the shares and the amount you receive for them. Generally, this gain or loss will be long-term or short-term depending on whether your holding period exceeds twelve (12) months. Additionally, any loss realized on a disposition of shares of the Fund may be disallowed under “wash sale” rules to the extent the shares disposed of are replaced with other shares of the Fund within a period of sixty-one (61) days beginning thirty (30) days before and ending thirty (30) days after the shares are disposed of, such as pursuant to a dividend reinvestment in shares of the Fund. If disallowed, the loss will be reflected in an upward adjustment to the basis of the shares acquired.

The Fund is required to compute and report the cost basis of shares sold or exchanged. The Fund has elected to use the first in, first out (“FIFO”) method, unless you instruct the Fund to select a different method, or choose to specifically identify your shares at the time of each sale or exchange. If your account is held by your broker or other advisor, they may select a different default method. In these cases, please contact the holder of your shares to obtain information with respect to the available methods and elections for your account. You should carefully review the cost basis information provided by the Fund and make any additional basis, holding period or other adjustments that are required when reporting these amounts on your federal and state income tax returns.

Pursuant to the Regulations directed at tax shelter activity, taxpayers are required to disclose to the IRS certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several indicia with respect to a shareholder, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years). Investors should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Fund Shares.

IRAs and Other Tax Qualified Plans. In general, dividends received and gain or loss realized with respect to shares held in an IRA or other tax qualified plan are not currently taxable unless the Fund Shares were acquired with borrowed funds.

U.S. Tax Treatment of Foreign Shareholders. Nonresident aliens, foreign corporations and other foreign investors in the Fund will generally be exempt from U.S. federal income tax on Fund distributions attributable to net capital gains. However, the Fund does not expect to make significant distributions that will be designated as net capital gains. The exemption may not apply, however, if the investment in the Fund is connected to a trade or business of the foreign investor in the United States or if the foreign investor is present in the United States for one hundred eighty-three (183) days or more in a year and certain other conditions are met.

Fund distributions attributable to other categories of Fund income, such as interest, and dividends from companies whose securities are held by the Fund, will generally be subject to a 30% withholding tax when paid to foreign shareholders. However, the Fund may be able to designate a portion of the distributions made as interest related dividends or short-term capital gain dividends which are generally exempt from this withholding tax. The withholding tax may, however, be reduced (and, in some cases, eliminated) under an applicable tax treaty between the United States and a shareholder’s country of residence or incorporation, provided that the shareholder furnishes the Fund with a properly completed Form W-8BEN or W-BEN-E to establish entitlement for these treaty benefits.

A foreign investor will generally not be subject to U.S. tax on gains realized on sales or exchanges of Fund shares unless the investment in the Fund is connected to a trade or business of the investor in the United States or if the investor is present in the United States for one hundred eighty-three (183) days or more in a year and certain other conditions are met.

In addition, the Fund will be required to withhold 30% tax on certain payments to foreign entities that do not meet specified information reporting requirements under the Foreign Account Tax Compliance Act, even if such distributions would otherwise be exempt from withholding.

All foreign investors should consult their own tax advisers regarding the tax consequences of an investment in the Fund in their country of residence.

State and Local Taxes. In addition to the U.S. federal income tax consequences summarized above, you may be subject to state and local taxes on distributions and redemptions. State income taxes may not apply, however, to the portions of the Fund’s distributions, if any, that are attributable to interest on U.S. Government securities.

Information Reporting and Backup Withholding. Under applicable “backup withholding” requirements, the Fund may be required in certain cases to withhold and remit to the IRS a percentage of taxable dividends or gross proceeds realized upon sale payable to Shareholders who have failed to provide a correct tax identification number in the manner required, or who are subject to withholding by the IRS for failure to properly include on their return payments of taxable interest or dividends, or who have failed to certify to the Fund that they are not subject to backup withholding when required to do so or that they are “exempt recipients.” The amount of any backup withholding from a payment to a Shareholder will be allowed as a credit against the Shareholder’s U.S. federal income tax liability and may entitle such a Shareholder to a refund, provided that the required information is timely furnished to the IRS.

INVESTMENT IN DOMESTIC SUBSIDIARY

The investment of up to 25% of a RIC's assets in one or more subsidiaries (such as the Domestic Subsidiaries) classified as corporations for U.S. federal income tax purposes enables a RIC to indirectly make investments that would not generate qualifying income if they were made directly by the RIC. Any net income that a Domestic Subsidiary recognizes will be subject to federal and state corporate income tax, but the dividends that a Domestic Subsidiary pays to the Fund (i.e., those gains, net of the tax paid and any other expenses of the Domestic Subsidiary, such as its management and advisory fees) will be eligible to be treated as “qualified dividend income” under the Internal Revenue Code. Although it is possible that the Domestic Subsidiaries may be required to be aggregated for purposes of the 25% value limit described in “Taxation of the Fund”, above, losses of one Domestic Subsidiary will not offset income of another Domestic Subsidiary.

Investment in Cayman Subsidiary

The investment of up to 25% of a fund’s assets in a foreign subsidiary such as the Cayman Subsidiary is a structure that has been used by a number of RICs as a way of indirectly making investments that would not generate qualifying income if they were made directly by the RIC. Section 851(b) of the Code provides that income earned by a controlled foreign corporation (a “CFC”), such as the Cayman Subsidiary, will be treated as qualifying income for a RIC provided that CFC distributes those earnings out to the RIC each year. In 2019, the Treasury and the IRS issued regulations that provide that the income from a foreign subsidiary that is a controlled foreign corporation is qualifying income for purposes of a fund remaining qualified as a RIC for U.S. federal income tax purposes (1) to the extent that the income is actually distributed by the foreign subsidiary to the RIC each year and (2) even if not distributed, to extent the income is derived with respect to the fund’s business of investing in stock, securities or currencies. The Fund intends to cause the Cayman Subsidiary to make such distributions to the Fund each year and the Fund believes that any undistributed income is appropriately treated as derived with respect to the fund’s business of investing in stock, securities or currencies.

If, however, the IRS were to determine that income derived from the Fund’s investment in the Cayman Subsidiary does not constitute qualifying income and if such positions were upheld by a court, or if future legislation or Treasury regulations were to adversely affect the tax treatment of such investments, the Fund might cease to qualify as a RIC and would be required to reduce its exposure to such investments which might result in difficulty in implementing its investment strategy. In that event, the Fund’s taxable income would be subject to tax at the fund level at regular corporate tax rates (without reduction for distributions to shareholders) and to a further tax at the shareholder level when such income is distributed. In such an event, in order to re-qualify for taxation as a RIC, the Fund may be required to recognize unrealized gains, pay substantial taxes and interest and make certain distributions.

Taxation of the Cayman Subsidiary. There is, at present, no direct taxation in the Cayman Islands and interest, dividends and gains payable to the Cayman Subsidiary will be received free of all Cayman Islands taxes. The Cayman Subsidiary is registered as an "exempted company" pursuant to the Companies Law (as amended). The Cayman Subsidiary has applied for, and expects to receive, an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of twenty years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation, or any tax in the nature of estate duty or inheritance tax, will apply to any property comprised in or any income arising under the Cayman Subsidiary, or to the shareholders thereof, in respect of any such property or income.

OTHER TAX MATTERS

The preceding is a summary of some of the tax rules and considerations affecting Shareholders and the Fund’s operations and does not purport to be a complete analysis of all relevant tax rules and considerations, nor does it purport to be a complete listing of all potential tax risks inherent in making an investment in the Fund. A Shareholder may be subject to other taxes, including but not limited to, state and local taxes, estate and inheritance taxes, and intangible taxes that may be imposed by various jurisdictions. The Fund also may be subject to state, local, and foreign taxes that could reduce cash distributions to Shareholders. It is the responsibility of each Shareholder to file all appropriate tax returns that may be required. Each prospective Shareholder is urged to consult with his or her tax adviser with respect to any investment in the Fund.

ERISA AND CODE CONSIDERATIONS

Persons who are fiduciaries with respect to an employee benefit plan or other arrangements subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (an “ERISA Plan”), certain individual retirement accounts (“IRAs”), or certain Keogh plans, should consider, among other things, the matters described below before determining whether to invest in the Fund. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, the avoidance of prohibited transactions, and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, U.S. Department of Labor regulations provide that a fiduciary of the ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan’s portfolio, whether the investment is designed reasonably to further the ERISA Plan’s purposes, the risk and return factors, the portfolio’s composition with regard to diversification, the liquidity and current total return of the portfolio relative to the anticipated cash flow needs of the ERISA Plan and the proposed investment, the income taxes (if any) attributable to the investment, and the projected return of the investment relative to the ERISA Plan’s funding objectives. Before investing the assets of an ERISA Plan in the Fund, an ERISA Plan fiduciary should determine whether such an investment is consistent with ERISA’s fiduciary responsibilities and the foregoing considerations. If a fiduciary with respect to any such ERISA Plan breaches such responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary may be held personally liable for losses incurred by the ERISA Plan as a result of such breach. Non-ERISA-covered IRAs and Keogh plans and other arrangements not subject to ERISA, but subject to the prohibited transaction rules of Section 4975 of the Code (“Code Plans”; together with ERISA Plans, “Plans”), should determine whether an investment in the Fund will violate those rules.

Because the Fund will be registered as an investment company under the Investment Company Act, the underlying assets of the Fund will not be considered “plan assets” of the Plans investing in the Fund for purposes of ERISA’s fiduciary responsibility rules and ERISA and the Code’s prohibited transaction rules. Thus, the Investment Adviser will be a fiduciary within the meaning of ERISA and the Code with respect to the assets of any Plan that becomes a Shareholder of the Fund, solely as a result of the Plan’s investment in the Fund.

Certain prospective ERISA Plan investors may currently maintain relationships with the Investment Adviser or with other entities that are affiliated with the Investment Adviser. Each of such persons may be deemed to be a party in interest to, a disqualified person of, and/ or a fiduciary of any ERISA Plan to which it provides investment management, investment advisory, or other services. ERISA and the Code prohibit ERISA Plan assets from being used for the benefit of a party in interest or disqualified person and also prohibit a fiduciary from using its position to cause the ERISA Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. ERISA Plan investors should consult with legal counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code. ERISA Plan fiduciaries will be required to represent that the decision to invest in the Fund was made by them as fiduciaries that are independent of such affiliated persons, that they are duly authorized to make such investment decisions, and that they have not relied on any individualized advice or recommendation of such affiliated persons as a primary basis for the decision to invest in the Fund.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained herein is, of necessity, general and may be affected by the future publication or the future applicability of final regulations and rulings. Potential investors should consult with their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares.

DESCRIPTION OF SHARES

The beneficial interest in the Fund is divided into an unlimited number of Shares. Each Share has a par value of $0.001. All Shares issued are fully paid and nonassessable. The Fund is authorized to offer two separate classes of Shares designated as Class A Shares and Class I Shares. All Shares of each class represent an equal proportionate interest in the assets of the Fund (subject to the liabilities belonging to that class), and each Share of any class is equal to each other Share of that class. While the Fund presently intends to offer two classes of Shares, it may offer other classes of Shares as well in the future. From time to time, the Board may create and offer additional classes of Shares, or may vary the characteristics of Class A Shares and Class I Shares described herein, including without limitation, in the following respects: (1) the amount of fees permitted by a distribution and/or service plan as to such class; (2) voting rights with respect to a distribution and/or service plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares; (5) differences in any dividends and NAVs resulting from differences in fees under a distribution and/or service plan or in class expenses; (6) any sales load structure; and (7) any conversion features, as permitted under the Investment Company Act. Shares are deemed to be personal property giving only the rights provided in the Declaration of Trust. Shareholders have no preemptive or other similar rights to subscribe to any additional Shares or other securities issued by the Fund. There is no cumulative voting in the election of Trustees. Shareholders are not personally liable for the debts, liabilities, obligations and expenses incurred by, contracted for, or otherwise existing with respect to, the Fund. The Trustees have no power to bind any Shareholder personally or to call upon any Shareholder for the payment of any sum of money or assessment whatsoever other than such as the Shareholder may at any time personally agree to pay. The Fund’s repurchase offers will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in NAVs resulting from differences in fees under a distribution and/or service plan or in class expenses.

PURCHASING SHARES

PURCHASE TERMS

The minimum initial investment in Class A Shares by any investor is $1,000 and the minimum initial investment in Class I Shares by any investor is $1,000. The minimum additional investment in the Fund by any Shareholder is $1,000. However, the Fund, in its sole discretion, may accept investments below these minimums. Shares may be purchased by principals and employees of the Investment Adviser or its affiliates and their immediate family members without being subject to the minimum investment requirements. The Shares were initially issued at $10.00 per share. Thereafter the purchase price for each class of Shares is based on the NAV per Share of that Class as of the date such Shares are purchased.

Class A Shares are sold at the public offering price, which is the NAV plus an initial maximum sales charge, which varies with the amount you invest as shown in the following chart. This means that part of your investment in the Fund will be used to pay the sales charge.

Class A Shares — Sales Charge Schedule

	Front-End Sales Charge as a	Front-End Sales Charge as a	Dealer Reallowance as a
Your Investment	% of Offering Price*	% of Net Investment	% of Offering Price
Up to $24,999	4.50%	4.71%	3.75%
$25,000 – $49,999	3.50%	3.63%	2.75%
$50,000 – $99,999	2.50%	2.56%	2.00%
$100,000 – $249,999	2.00%	2.04%	1.50%
$250,00 or more	None **	None **	None **

*	The offering price includes the sales charge.
**	There is no initial sales charge on purchases of Class A shares in an account or accounts with an accumulated value of $250,000 or more, but a CDSC of 1.25% will be imposed to the extent a finder’s fee was paid in the event of certain redemptions within 12 months of the date of purchase.

Class I Shares are not subject to any initial sales charge.

Shares are generally offered for purchase on each business day, except that Shares may be offered more or less frequently as determined by the Board in its sole discretion. The Board may also suspend or terminate offerings of Shares at any time.

The Fund has authorized one or more brokers to receive on its behalf purchase orders. Such brokers are authorized to designate other intermediaries to receive purchase orders on the Fund's behalf. The Fund will be deemed to have received a purchase order when an authorized broker, or if applicable, a broker's authorized designee, receives the order. Customer orders will be priced at the Fund's NAV next computed after they are received by an authorized broker or the broker's authorized designee.

Except as otherwise permitted by the Board, initial and subsequent purchases of Shares will be payable in cash. Orders will be priced at the appropriate price next computed after the order is received by the Administrator. The Fund reserves the right, in its sole discretion, to accept or reject any subscription to purchase Shares in the Fund at any time. In the event that cleared funds and/or a properly completed investor application are not received from a prospective investor prior to the cut-off times pertaining to a particular offering, the Fund may hold the relevant funds and investor application for processing in the next offering.

In general, an investment will be accepted if a completed investor application and funds are received in good order. The Fund reserves the right to reject, in its sole discretion, any request to purchase Shares in the Fund at any time.

CLASS A SHARES PURCHASE PROGRAMS

Eligible purchasers of Class A Shares may be entitled to reduced or waived sales charges through certain purchase programs offered by the Fund.

Quantity Discounts. You may be able to lower your Class A sales charges if:

●	you assure the Fund in writing that you intend to invest at least $25,000 in Class A Shares over the next 13 months in exchange for a reduced sales charge (“Letter of Intent”) (see below); or

●	the amount of Class A Shares you already own in the Fund plus the amount you intend to invest in Class A Shares is at least $25,000 (“Cumulative Discount”).

By signing a Letter of Intent you can purchase Shares at a lower sales charge level. Your individual purchases will be made at the applicable sales charge based on the amount you intend to invest over a 13-month period as stated in the Letter of Intent. Any Shares purchased within 90 days prior to the date you sign the Letter of Intent may be used as credit toward completion of the stated amount, but the reduced sales charge will only apply to new purchases made on or after the date of the Letter of Intent. Purchases resulting from the reinvestment of dividends and capital gains do not apply toward fulfillment of the Letter of Intent. Shares equal to 4.50% of the amount stated in the Letter of Intent will be held in escrow during the 13-month period. If, at the end of the period, the total net amount invested is less than the amount stated in the Letter of Intent, you will be required to pay the difference between the reduced sales charge and the sales charge applicable to the individual net amounts invested had the Letter of Intent not been in effect. This amount will be obtained from redemption of the escrowed Shares. Any remaining escrowed Shares after payment to the Fund of the difference in applicable sales charges will be released to you. If you establish a Letter of Intent with the Fund, you can aggregate your accounts as well as the accounts of your immediate family members. You will need to provide written instructions with respect to the other accounts whose purchases should be considered in fulfillment of the Letter of Intent.

The Letter of Intent and Cumulative Discount are intended to let you combine investments made at other times for purposes of calculating your present sales charge. Any time you can use any of these quantity discounts to “move” your investment into a lower sales charge level, it is generally beneficial for you to do so.

For purposes of determining whether you are eligible for a reduced Class A sales charge, you and your immediate family members (i.e., your spouse or domestic partner and your children or stepchildren age 21 or younger) may aggregate your investments in the Fund. This includes, for example, investments held in a retirement account, an employee benefit plan, or through a financial advisor other than the one handling your current purchase. These combined investments will be valued at their current offering price to determine whether your current investment amount qualifies for a reduced sales charge.

You must notify the Fund or the Financial Intermediary at the time of purchase whenever a quantity discount is applicable to purchases and you may be required to provide the Fund, or the Financial Intermediary, with certain information or records to verify your eligibility for a quantity discount.

Such information or records may include account statements or other records regarding Shares held in all accounts (e.g., retirement accounts) by you and other eligible persons, which may include accounts held at the Fund or a Financial Intermediary. Upon such notification, you will pay the sales charge at the lowest applicable sales charge level. You should retain any records necessary to substantiate the purchase price of Shares, as the Fund and Financial Intermediary may not retain this information.

Information about sales charges can be found on the Investment Adviser’s website https://www.FirstTrustCapital.com or you can consult with your financial representative.

Large Order Net Asset Value Purchase Privilege

There is no initial sales charge on purchases of Class A Shares in an account or accounts with an accumulated value of $250,000 or more, but a CDSC of 1.25% will be imposed to the extent a finder’s fee was paid in the event of certain redemptions within 12 months of the date of purchase. From its own profits and resources, the Distributor may pay a finder’s fee of 0.50% to financial intermediaries that initiate or are responsible for purchases of $250,000 or more of Class A Shares of the Fund. Please contact your financial intermediary to determine whether a finder’s fee was paid in connection with your investment in the Fund.

A CDSC will be waived in the following circumstances:

●	if you are a current Trustee of the Fund; or

●	if you are an employee (including the employee's spouse, domestic partner, children, grandchildren, parents, grandparents, siblings and any dependent of the employee, as defined in Section 152 of the Code) of the Investment Adviser, a Sub-Adviser or their affiliates, or of a broker-dealer authorized to sell shares of the Fund.

Your financial advisor or the Fund can answer your questions and help you determine if you are eligible for the waiver.

TERM, DISSOLUTION AND LIQUIDATION

The Fund may be dissolved upon approval of a majority of the Trustees. Upon the liquidation of the Fund, its assets will be distributed first to satisfy (whether by payment or the making of a reasonable provision for payment) the debts, liabilities and obligations of the Fund, including actual or anticipated liquidation expenses, other than debts, liabilities or obligations to Shareholders, and then to the Shareholders proportionately in accordance with the amount of Shares that they own. Assets may be distributed in-kind on a proportionate basis if the Board or liquidator determines that the distribution of assets in-kind would be in the interests of the Shareholders in facilitating an orderly liquidation.

REPORTS TO SHAREHOLDERS

The Fund will furnish to Shareholders as soon as practicable after the end of each of its taxable years such information as is necessary for them to complete U.S. federal and state income tax or information returns, along with any other tax information required by law. The Fund anticipates providing Shareholders with an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the Investment Company Act. Shareholders also will be provided with reports regarding the Fund’s operations each quarter.

FISCAL YEAR

The Fund’s fiscal year is the 12-month period ending on March 31. The Fund’s taxable year is the 12-month period ending on March 31.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; LEGAL COUNSEL

Ernst & Young LLP, located at principal business address 155 North Wacker Drive, Chicago, IL 60606, serves as the Fund's independent registered public accounting firm, providing audit services.

Faegre Drinker Biddle & Reath LLP, One Logan Square, Suite 2000, Philadelphia, PA 19103-6996, serves as counsel to the Fund and the Independent Trustees.

INQUIRIES

Inquiries concerning the Fund and Shares (including procedures for purchasing Shares) should be directed to the Fund’s Administrator, UMB Fund Services, Inc. at (877) 779-1999.

First Trust Real Assets Fund

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

(877) 779-1999

Investment Adviser

First Trust Capital Management L.P.

225 W. Wacker Drive, Suite 2160

Chicago, IL 60606

Sub-Adviser

Sardis Group, LLC

4200 Northside Parkway, Building 4, Suite 300

Atlanta, GA 30327

Transfer Agent/Administrator

UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

Custodian Bank

UMB Bank, n.a.

1010 Grand Boulevard

Kansas City, MO 64106

Distributor

First Trust Portfolios L.P.

120 East Liberty Drive, Suite 400

Wheaton, IL 60187

Fund Counsel

Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

Independent Registered Public Accounting Firm

Ernst & Young LLP

155 North Wacker Drive

Chicago, IL 60606

All dealers that buy, sell or trade Shares, whether or not participating in this offer, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

FIRST TRUST REAL ASSETS FUND

STATEMENT OF ADDITIONAL INFORMATION

Class A Shares (FTRDX)

Class I Shares (FTREX)

Dated July 31, 2026

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

(877) 779-1999

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus (the “Prospectus”) of the First Trust Real Assets Fund (the “Fund”) dated July 31, 2026, and as it may be further amended or supplemented from time to time. This SAI is incorporated by reference in its entirety into the Prospectus. The Fund’s audited financial statements and financial highlights for the fiscal year ended March 31, 2026 (including the report of Ernst & Young LLP, the Fund’s independent registered public accounting firm) appearing in the annual report to shareholders on Form N-CSR (the “Annual Report”) are incorporated by reference into this SAI. No other parts of the Annual Report are incorporated by reference herein. A copy of the Prospectus may be obtained without charge by contacting the Fund at the telephone number or address set forth above.

This SAI is not an offer to sell shares of beneficial interest (“Shares”) of the Fund and is not soliciting an offer to buy Shares in any jurisdiction where the offer or sale is not permitted.

Capitalized terms not otherwise defined herein have the same meaning set forth in the Prospectus.

Shares are distributed by First Trust Portfolios L.P. (“Distributor” or “FT Portfolios”) to institutions and financial intermediaries who may distribute Shares to clients and customers (including affiliates and correspondents) of the Fund’s investment adviser, First Trust Capital Management L.P. (the “Investment Adviser”), and to clients and customers of other organizations. The Fund’s Prospectus, which is dated July 31, 2026, provides basic information investors should know before investing. This SAI is intended to provide additional information regarding the activities and operations of the Fund and should be read in conjunction with the Prospectus.

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GENERAL INFORMATION

The First Trust Real Assets Fund (the “Fund”) is organized as a Delaware statutory trust and registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a non-diversified, closed-end management investment company. The Fund operates as an interval fund.

INVESTMENT POLICIES AND PRACTICES

The investment objective of the Fund, as well as the principal investment strategies of the Fund and the principal risks associated with such investment strategies, are set forth in the Prospectus. Certain additional information regarding the investment program of the Fund is set forth below.

FUNDAMENTAL POLICIES

The Fund’s fundamental policies, which are listed below, may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund. As defined by the Investment Company Act, the vote of a “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of the shareholders of the Fund (“Shareholders”), duly called, (i) of 67% or more of the Shares represented at such meeting, if the holders of more than 50% of the outstanding Shares are present in person or represented by proxy or (ii) of more than 50% of the outstanding Shares, whichever is less. No other policy is a fundamental policy of the Fund, except as expressly stated. Within the limits of the fundamental policies of the Fund, the management of the Fund has reserved freedom of action. The Fund may not:

(1)	Issue any senior security, except to the extent permitted by Section 18 of the Investment Company Act, as interpreted, modified, or otherwise permitted by the Securities and Exchange Commission (the “SEC”) or any other applicable authority.

(2)	Borrow money, except to the extent permitted by Section 18 of the Investment Company Act, as interpreted, modified, or otherwise permitted by the SEC or any other applicable authority. This investment restriction does not apply to borrowings from affiliated investment companies or other affiliated persons of the Fund to the extent permitted by the Investment Company Act, the SEC or any other applicable authority.

(3)	Underwrite securities of other issuers, except insofar as the Fund may be deemed to be an underwriter under the Securities Act of 1933, as amended, in connection with the disposition of its portfolio securities.

(4)	Make loans, except through purchasing fixed-income securities, lending portfolio securities, or entering into repurchase agreements in a manner consistent with the investment policies of the Fund, or as otherwise permitted under the Investment Company Act. This investment restriction does not apply to loans to affiliated investment companies or other affiliated persons of the Fund to the extent permitted by the Investment Company Act, the SEC or any other applicable authority.

(5)	Purchase or sell real estate except as permitted under the Investment Company Act, and as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction, from time to time.

(6)	Invest in commodities and commodity contracts, except as otherwise permitted by the Investment Company Act, and as interpreted, modified or otherwise permitted by regulatory authority having jurisdiction, from time to time.

(7)	Invest 25% or more of the value of its total assets in the securities of issuers that the Fund’s investment adviser determines are engaged in any single industry, except that, under normal circumstances, the Fund will invest over 25% of its total assets in the securities of companies in the real estate industry. U.S. Government securities and repurchase agreements collateralized by U.S. Government securities may be purchased without limitation. This investment restriction does not apply to investments by the Fund in Investment Funds (as defined below). The Fund may invest in Investment Funds that may concentrate their assets in one or more industries.

With respect to these investment restrictions and other policies described in this SAI or the Prospectus, if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy.

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For purposes of fundamental restriction (7), securities of companies in the real estate industry are defined as: (i) private funds that make all or substantially all of its investments in real estate and/or qualify for real estate investment trust (“REIT”) status; (ii) private funds that make all or substantially all of its investments in direct debt secured by real estate or other real estate debt related securities; (iii) direct investment in real estate including throughout the capital structure including debt and equity; (iv) public real estate securities including equity REITs, mortgage REITs, CMBS, RMBS, and other real-estate related debt securities; and (v) other structures not included above that the Investment Adviser has determined meet the criteria to be considered a company in the real estate industry.

In addition to the above, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers for no less than for 5% and not more than 25% of the shares outstanding at per-class net asset value (“NAV”) per share less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the close of business on the 14th day after the Repurchase Request Deadline, or the next business day if the 14th is not a business day. Shareholders can obtain the date of the next Repurchase Request Deadline by writing to the Fund, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212, or by calling the Fund toll-free at (877) 779-1999.

NON-FUNDAMENTAL POLICIES

THE FUND MAY CHANGE ITS INVESTMENT OBJECTIVE, POLICIES, RESTRICTIONS, STRATEGIES, AND TECHNIQUES.

Except as otherwise indicated, the Fund may change its investment objective and any of its policies, restrictions, strategies, and techniques without Shareholder approval. The Fund’s investment objective and investment strategies are not fundamental policies of the Fund and may be changed by the Board without the vote of a majority (as defined by the Investment Company Act) of the Fund’s outstanding Shares. The policy of allocating at least 80% of its net assets, plus the amount of any borrowings for investment purposes, including any cash and cash equivalents held to cover unfunded commitments, to a portfolio of real assets and real asset companies may be changed by the Board without the vote of a majority (as defined in the Investment Company Act) of the Fund’s outstanding Shares upon at least 60 days’ prior written notice to Shareholders as long as (i) the Fund conducts a repurchase offer with at least 60 days’ prior notice of the policy change, (ii) the offer is not oversubscribed, and (iii) the Fund purchases shares at their net asset value.

The following descriptions of the Investment Company Act may assist investors in understanding the above policies and restrictions.

Borrowing. The Investment Company Act restricts an investment company from borrowing in excess of 33 1/3% of its total assets. Under current law as interpreted by the SEC and its staff, the Fund may borrow from a bank, provided that immediately after such borrowing there is an asset coverage of 300% for all borrowings of the Fund. This limitation does not preclude the Fund from entering into reverse repurchase transactions, provided that the Fund has an asset coverage of 300% for all borrowings and repurchase commitments of the Fund pursuant to reverse repurchase transactions.

Commodities. The Investment Company Act does not directly restrict an investment company’s ability to invest in commodities or contracts related to commodities, but does require that every investment company have a fundamental investment policy governing such investments. The extent to which the Fund can invest in commodities or contracts related to commodities is set out in the investment strategies and policies described in the Prospectus and this SAI.

Concentration. The SEC staff has defined concentration as investing 25% or more of an investment company’s total assets in any particular industry or group of industries, with certain exceptions such as with respect to investments in obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities. For purposes of the Fund’s concentration policy, the Fund may classify and re-classify companies in a particular industry and define and re-define industries in any reasonable manner, consistent with SEC guidance. For purposes of the Fund’s industry concentration policy, the Investment Adviser may analyze the characteristics of a particular issuer and instrument and may assign an industry classification consistent with those characteristics. The Investment Adviser may, but need not, consider industry classifications provided by third parties.

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Real Estate. The Investment Company Act does not directly restrict an investment company’s ability to invest in real estate or interests in real estate, but does require that every investment company have a fundamental investment policy governing such investments. The Fund may invest in real estate or interests in real estate, securities that are secured by or represent interests in real estate (e.g. mortgage loans evidenced by notes or other writings defined to be a type of security), mortgage-related securities, investment funds that invest in real estate through entities that may qualify as REITs, or in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including REITs). The Fund can invest in real estate or interest in real estate to the extent set out in the investment strategies and policies described in the Prospectus and this SAI.

Senior Securities and Derivatives. Senior securities may include any obligation or instrument issued by a fund evidencing indebtedness. The Investment Company Act generally prohibits funds from issuing senior securities, although it does provide allowances for certain borrowings, firm commitment and standby commitment agreements. In addition, Rule 18f-4 under the Investment Company Act permits the Fund to enter into derivatives transactions, notwithstanding the prohibitions and restrictions on the issuance of senior securities under the Investment Company Act, provided that the Fund complies with the conditions of Rule 18f-4. The Fund will use derivatives in accordance with Rule 18f-4.

Underwriting. Under the Investment Company Act, underwriting securities involves an investment company purchasing securities directly from an issuer for the purpose of selling (distributing) them or participating in any such activity either directly or indirectly.

Lending. Under the Investment Company Act, an investment company may only make loans if expressly permitted by its investment policies.

ADDITIONAL INFORMATION ON INVESTMENT TECHNIQUES OF THE FUND AND RELATED RISKS

The following information supplements the discussion of the Fund’s investment policies and techniques in the Prospectus.

As discussed in the Prospectus, the Fund’s investment objective is to achieve long-term real return through current income and long-term capital appreciation. Real return is total return after adjusting for inflation. Under normal circumstances, the Fund seeks to achieve its investment objective by allocating at least 80% of the Fund’s net assets (plus the amount of any borrowings for investment purposes), to real assets and real asset companies (together, “Real Asset Related Investments”). The Fund’s cash and cash equivalents held to cover unfunded commitments to make equity investments in certain Real Asset Related Investments that the Fund reasonably expects to be called in the future are counted for purposes of measuring compliance with the 80% policy. Real assets are defined by the Fund as physical or tangible assets. Examples of real assets include, investments related to real estate, infrastructure, natural resources (such as timberland and agriculture/farmland), and precious metals. Real asset companies include companies that own, operate or derive at least 50% of their profits or revenues from, or commit at least 50% of their assets to, real assets and activities related to real assets.

The Fund seeks to obtain exposure to Real Asset Related Investments by investing principally in (i) private funds that primarily invest in real assets and real asset companies (“Private Investment Vehicles”); (ii) real estate investment trusts (“REITs”), including wholly-owned and controlled subsidiaries of the Fund that are REITs (“Sub-REITs”) that invest in real assets; (iii) publicly traded equity and debt securities related to real assets or issued by real asset companies (“Real Asset Securities”); and (iv) private debt instruments of real asset companies. The Fund may also seek exposure to Real Asset Related Investments by investing through a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands (the “Cayman Subsidiary”), which may invest in commodity futures contracts and exchange-traded commodity-linked instruments to obtain indirect exposure to certain real assets. The notional value of the Fund’s investments in derivative instruments will be used for purposes of determining compliance with the Fund’s 80% policy.

The Fund’s direct and indirect investments, including through the Private Investment Vehicles, in the securities of non-U.S. issuers shall not exceed in the aggregate 50% of the Fund’s total assets. Investments in non-U.S. issuers will be primarily in developed markets located in Europe. The Fund may invest up to 15% of its total assets in securities that are either rated, or which have credit characteristics substantially the same as those rated, below investment grade (commonly referred to as “high yield” securities or “junk bonds”).

This section provides additional information about various types of investments and investment techniques that may be employed by the Fund directly or indirectly through its investment in closed-end and open-end registered investment companies, private investment funds and other investment vehicles, that invest or trade in the following investments (collectively, “Investment Funds”) and their related risks. Any decision to invest in the Fund should take into account that the Fund’s investments will be subject to related risks, which can be substantial.

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Real Estate Investment Trusts

The Fund may invest in publicly and privately traded real estate investment trusts (“REITs”). REITs are pooled investment vehicles that invest primarily in real estate or real estate related loans. REITs are generally classified as equity REITs, mortgage REITs or a combination of equity and mortgage REITs. Because investments in mortgage-related securities are interest sensitive, the ability of the issuer to reinvest or to reinvest favorably in underlying mortgages may be limited by government regulation or tax policy. For example, action by the Board of Governors of the Federal Reserve System to limit the growth of the nation’s money supply may cause interest rates to rise and thereby reduce the volume of new residential mortgages. Additionally, although mortgages and mortgage-related securities are generally supported by some form of government or private guarantees and/or insurance, there is no assurance that private guarantors or insurers will be able to meet their obligation. REITs (especially mortgage REITs) are also subject to interest rate risks. When interest rates decline, the value of a REIT’s investment in fixed rate obligations can be expected to rise. Conversely, when interest rates rise, the value of a REIT’s investment in fixed rate obligations can be expected to decline. In contrast, as interest rates on adjustable rate mortgage loans are reset periodically, yields on a REIT’s investments in such loans will gradually align themselves to reflect changes in market interest rates, causing the value of such investments to fluctuate less dramatically in response to interest rate fluctuations than would investments in fixed rate obligations.

The REIT investments of the Fund may often not provide complete tax information to the Fund until after the calendar year-end. Consequently, because of the delay, it may be necessary for the Fund to request permission to extend the deadline for issuance of Forms 1099-DIV beyond January 31. Also, under current provisions of the Internal Revenue Code, as amended, distributions attributable to operating income of REITs in which the Fund invests are not eligible for favorable tax treatment as long-term capital gains and will be taxable to you as ordinary income. The Fund, however, may designate such distributions as “section 199A dividends” to the extent of the excess of the ordinary REIT dividends, other than capital gain dividends and portions of REIT dividends designated as qualified dividend income, that the Fund receives from a REIT for a taxable year over the Fund’s expenses allocable to such dividends. Section 199A dividends may be taxed to individuals and other non-corporate shareholders at a reduced effective federal income tax rate, provided you have satisfied a holding period requirement for the Fund’s shares and satisfied certain other conditions.

Equity Securities

The investment portfolio of the Fund will include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and foreign issuers. The value of equity securities depends on business, economic and other factors affecting those issuers. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.

The Fund may invest in equity securities without restriction. These investments may include securities of companies with small- to medium-sized market capitalizations, including micro-cap companies and growth stage companies. The securities of certain companies, particularly smaller-capitalization companies, involve higher risks in some respects than do investments in securities of larger companies. For example, prices of small-capitalization and even medium-capitalization stocks are often more volatile than prices of large-capitalization stocks, and the risk of bankruptcy or insolvency of many smaller companies (with the attendant losses to investors) is higher than for larger, “blue-chip” companies. In addition, due to thin trading in the securities of some small-capitalization companies, an investment in those companies may be deemed illiquid.

Fixed-Income Securities

The Fund may invest in fixed-income securities. The Fund will invest in these securities when their yield and potential for capital appreciation are considered sufficiently attractive, and also may invest in these securities for defensive purposes and to maintain liquidity. Fixed-income securities include bonds, notes and debentures issued by U.S. and foreign corporations and governments. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed-income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to the risk of price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness or financial condition of the issuer and general market liquidity (i.e., market risk). Certain portfolio securities, such as those with interest rates that fluctuate directly or indirectly based on multiples of a stated index, are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to significant reductions of yield and possible loss of principal.

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The Fund may invest in both investment grade and non-investment grade debt securities (commonly referred to as “junk bonds”). Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization (a “Rating Agency”) in one of the four highest rating categories or, if not rated by any Rating Agency, have been determined by the Investment Adviser or the Sub-Adviser to be of comparable quality.

Non-investment grade debt securities, including convertible debt securities, are considered by the Rating Agencies to be predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. Non-investment grade securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade securities to make principal and interest payments than is the case for higher grade securities. In addition, the market for lower grade securities may be thinner and less liquid than the market for higher grade securities, or may become less liquid in response to market developments or geopolitical events such as sanctions, trading halts or wars, or adverse investor perceptions.

Non-U.S. Securities

The Fund may invest in equity and fixed-income securities of non-U.S. issuers and in depositary receipts, such as American Depositary Receipts (“ADRs”), that represent indirect interests in securities of non-U.S. issuers. Non-U.S. securities in which the Fund may invest may be listed on non-U.S. securities exchanges or traded in non-U.S. over-the-counter markets or may be purchased in private placements and not be publicly traded. Investments in non-U.S. securities are affected by risk factors generally not thought to be present in the U.S.

The Fund is not required to hedge against non-U.S. currency risks, including the risk of changing currency exchange rates, which could reduce the value of non-U.S. currency denominated portfolio securities irrespective of the underlying investment. However, from time to time, the Fund may enter into forward currency exchange contracts (“forward contracts”) for hedging purposes and non-hedging purposes to pursue its investment objective. Forward contracts are transactions involving the Fund’s obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by the Fund for hedging purposes to protect against uncertainty in the level of future non-U.S. currency exchange rates, such as when the Fund anticipates purchasing or selling a non-U.S. security. This technique would allow the Fund to “lock in” the U.S. dollar price of the security. Forward contracts also may be used to attempt to protect the value of the Fund’s existing holdings of non-U.S. securities. There may be, however, imperfect correlation between the Fund’s non-U.S. securities holdings and the forward contracts entered into with respect to such holdings. Forward contracts also may be used for non-hedging purposes to pursue the Fund’s investment objective, such as when the Investment Adviser or the Sub-Adviser anticipates that particular non-U.S. currencies will appreciate or depreciate in value, even though securities denominated in such currencies are not then held in the Fund’s investment portfolio.

ADRs involve substantially the same risks as investing directly in securities of non-U.S. issuers, as discussed above. ADRs are receipts typically issued by a U.S. bank or trust company that show evidence of underlying securities issued by a non-U.S. corporation. Issuers of unsponsored depositary receipts are not obligated to disclose material information in the United States, and therefore, there may be less information available regarding such issuers.

Money Market Instruments

The Fund may invest during periods of adverse market or economic conditions for defensive purposes some or all of its assets in high quality money market instruments and other short-term obligations, money market mutual funds or repurchase agreements with banks or broker-dealers or may hold cash or cash equivalents in such amounts as the Investment Adviser or Sub-Adviser deems appropriate under the circumstances. The Fund also may invest in these instruments for liquidity purposes pending allocation of their respective offering proceeds and other circumstances. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation and repurchase agreements.

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Special Investment Techniques

The Fund may use a variety of special investment techniques as more fully discussed below to hedge a portion of the Fund’s investment portfolio against various risks or other factors that generally affect the values of securities. The Fund may also use these techniques for non-hedging purposes in pursuing its investment objective. These techniques may involve the use of derivative transactions. The techniques the Fund may employ may change over time as new instruments and techniques are introduced or as a result of regulatory developments. Certain of the special investment techniques that the Fund may use are speculative and involve a high degree of risk, particularly when used for non-hedging purposes. It is possible that any hedging transaction may not perform as anticipated and that the Fund may suffer losses as a result of its hedging activities.

Derivatives

Derivatives are securities and other instruments the value or return of which is based on the performance of an underlying asset, index, interest rate or other investment. Derivatives may be volatile and involve various risks, depending upon the derivative and its function in a portfolio. Special risks may apply to instruments that are invested in by the Fund in the future that cannot be determined at this time or until such instruments are developed or invested in by the Fund. Certain swaps, options and other derivative instruments may be subject to various types of risks, including market risk, liquidity risk, and the risk of non-performance by the counterparty, including risks relating to the financial soundness and creditworthiness of the counterparty, legal risk and operations risk.

Options and Futures

The Investment Adviser or the Sub-Adviser may utilize options and futures contracts. Such transactions may be effected on securities exchanges, in the over-the-counter market, or negotiated directly with counterparties. When such transactions are purchased over-the-counter or negotiated directly with counterparties, the Fund bears the risk that the counterparty will be unable or unwilling to perform its obligations under the contract. Such transactions may also be illiquid and, in such cases, the Fund may have difficulty closing out its position. Over-the-counter options purchased and sold by the Fund may include options on baskets of specific securities. The Fund may utilize European-style or American-style options. European-style options are only exercisable at their expiration. American-style options are exercisable at any time prior to the expiration date of the option.

The Investment Adviser or the Sub-Adviser may purchase call and put options on specific securities, on indices, on currencies or on futures, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue their investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price. A covered call option is a call option with respect to which the Fund owns the underlying security. The sale of such an option exposes the Fund during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on the Fund’s books. The sale of such an option exposes the seller during the term of the option to a continuing decline in price of the underlying security while also depriving the seller of the opportunity to invest the segregated assets.

The Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. The Fund will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, the Fund would ordinarily effect a similar “closing sale transaction,” which involves liquidating a position by selling the option previously purchased, although the Fund could exercise the option should the Investment Adviser or the Sub-Adviser deem it advantageous to do so.

The Fund may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Foreign markets, however, may have greater risk potential than domestic markets. For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits that might be realized in trading could be eliminated by adverse changes in the exchange rate, or a loss could be incurred as a result of those changes. Transactions on foreign exchanges may include both commodities which are traded on domestic exchanges and those which are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the Commodity Futures Trading Commission (“CFTC”).

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Engaging in these transactions involves risk of loss, which could adversely affect the value of the Fund’s net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses.

The CFTC and certain exchanges have established (and continue to evaluate and revise) limits, referred to as “position limits,” on the maximum net long or net short positions that any person or entity may hold or control in particular futures and options contracts. In addition, federal position limits apply to swaps on agricultural, energy and metals commodities that are “economically equivalent,” as defined by the CFTC, to certain futures contracts. Unless an exemption applies, all positions owned or controlled by the same person or entity, even if in different accounts, must be aggregated for purposes of determining whether the applicable position limit has been exceeded. Thus, even if the Fund does not intend to exceed applicable position limits, it is possible that positions held by different clients managed by the Adviser and its affiliates may be aggregated for this purpose. Therefore, the trading decisions of the Adviser may have to be modified or positions held by the Fund may have to be liquidated in order to avoid exceeding such limits. The modification of investment decisions or the elimination of open positions, if it occurs, may adversely affect the profitability of the Fund. A violation of position limits could also lead to regulatory action materially adverse to the Fund.

Successful use of futures also is subject to the Investment Adviser’s or the Sub-Adviser’s ability to correctly predict movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

The Fund may purchase and sell stock index futures contracts. A stock index future obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract’s last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day.

The Fund may purchase and sell interest rate futures contracts. A contract for interest rate futures represents an obligation to purchase or sell an amount of a specific debt security at a future date at a specific price.

The Fund may purchase and sell currency futures. A currency future creates an obligation to purchase or sell an amount of a specific currency at a future date at a specific price.

The Fund currently intends to limit investments in commodity futures, commodity options contracts and swaps to below the de minimis thresholds adopted by the CFTC in its 2012 amendments to Rule 4.5 (see below for a description of these thresholds). For this reason, the Investment Manager and Sub- Advisers are not required to register as “commodity pool operators” (“CPO”) under the Commodity Exchange Act with respect to the Fund at this time.

With respect to investments in swap transactions, commodity futures, commodity options or certain other derivatives used for purposes other than bona fide hedging purposes, an investment company must meet one of the following tests under the amended regulations to claim an exemption from being considered a “commodity pool” and having the investment adviser register as a CPO: (i) the aggregate initial margin and premiums required to establish an investment company’s positions in such investments may not exceed five percent (5%) of the liquidation value of the investment company’s portfolio (after accounting for unrealized profits and unrealized losses on any such investments); or (ii), the aggregate net notional value of such instruments, determined at the time of the most recent position established, may not exceed one hundred percent (100%) of the liquidation value of the investment company’s portfolio (after accounting for unrealized profits and unrealized losses on any such positions). In addition to meeting one of the foregoing trading limitations, the investment company may not market itself as a commodity pool or otherwise as a vehicle for trading in the commodity futures, commodity options or swaps and derivatives markets. In the event that the Investment Adviser or Sub-Adviser is required to register as a CPO with respect to the Fund, the disclosure and operations of the Fund must comply with all applicable CFTC regulations.

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Options on Securities Indexes

The Fund may purchase and sell call and put options on stocks or stock indexes listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue its investment objective. A stock and a stock index fluctuates with changes in the market values of that stock or the stocks included in the index. Accordingly, successful use by the Fund of options on stock indexes will be subject to the Investment Adviser’s or the Sub-Adviser’s ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

Warrants and Rights

Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities.

Swap Agreements

The Underlying Managers may enter into equity, interest rate, index, credit, commodity and currency rate swaps on behalf of Investment Funds. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if an investment was made directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In certain swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap”; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor”; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels. Other types of swaps may have other payment mechanics and terms.

Most swap agreements entered into by an Investment Fund would require the calculation of the obligations of the parties to the agreements on a “net basis.” Consequently, an Investment Fund’s current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement where the parties’ payment obligations are on the same date in the same currency, based on the amounts due by each party to the agreement on a certain date (the “net amount”). The risk of loss with respect to swaps is not limited to the net amount of payments that a party is contractually obligated to make. If the Investment Fund or the other party to a swap defaults, the non-defaulting party determines a payment amount in respect of the outstanding portfolio of swaps between the parties which may include a party’s losses or hedge unwind costs and a valuation of the transactions. The Investment Fund’s risk of loss is subject to the other party or it making this determination and (i) such amount not reflecting the Investment Fund’s assessment of such amount, if applicable and the risk that if the swap agreements are terminated early and the other party owes an amount to the Investment Fund, it will not be able to pay this amount to the Investment Fund an/or the Investment Fund may not have sufficient collateral from the other party to address such shortfall.

To achieve investment returns equivalent to those achieved by an Underlying Manager in whose investment vehicles the Fund could not invest directly, perhaps because of its investment minimum or its unavailability for direct investment, the Fund may enter into swap agreements under which the Fund may agree, on a net basis, to pay a return based on a floating interest rate and to receive the total return of the reference investment vehicle over a stated time period. The Fund may seek to achieve the same investment result through the use of other derivatives in similar circumstances. The U.S. federal income tax treatment of swap agreements and other derivatives used in the above manner is unclear. The Fund does not currently intend to use swaps or other derivatives in this manner.

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When-Issued, Delayed Delivery and Forward Commitment Securities

To reduce the risk of changes in securities prices and interest rates, the Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis, which means delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are fixed when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. After the Fund commits to purchase such securities, but before delivery and settlement, it may sell the securities if it is deemed advisable.

Securities purchased on a forward commitment or when-issued or delayed delivery basis are subject to changes in value, generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise, based upon the public’s perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Securities so purchased may expose the Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued or delayed delivery basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when the Fund is fully or almost fully invested results in a form of leverage and may result in greater potential fluctuation in the value of the net assets of the Fund. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered and that the purchaser of securities sold by the Fund on a forward basis will not honor its purchase obligation. In such cases, the Fund may incur a loss.

Hedging Transactions

The Fund may utilize a variety of financial instruments, such as derivatives, options, interest rate swaps, caps and floors, futures and forward contracts to seek to hedge against declines in the values of its portfolio positions as a result of changes in currency exchange rates, certain changes in the equity markets and market interest rates and other events. Hedging transactions may also limit the opportunity for gain if the value of the hedged portfolio positions should increase. It may not be possible for the Fund to hedge against a change or event at a price sufficient to protect its assets from the decline in value of the portfolio positions anticipated as a result of such change. In addition, it may not be possible to hedge against certain changes or events at all. While the Fund may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, or the risks of a decline in the equity markets generally or one or more sectors of the equity markets in particular, or the risks posed by the occurrence of certain other events, unanticipated changes in currency or interest rates or increases or smaller than expected decreases in the equity markets or sectors being hedged or the nonoccurrence of other events being hedged against may result in a poorer overall performance for the Fund than if the Fund had not engaged in any such hedging transaction. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio position being hedged may vary. Moreover, for a variety of reasons, the Investment Adviser or the Sub-Adviser may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Such imperfect correlation may prevent the Fund from achieving the intended hedge or expose the Fund to additional risk of loss.

Leverage

The Fund may leverage the Fund through (i) borrowings, (ii) swap agreements, options or other derivative instruments, (iii) use of short sales, or (iv) a combination of these methods. The financing entity or counterparty on any swap, option or other derivative instrument may be any entity or institution which the Investment Adviser or the Sub-Adviser determines to be creditworthy.

As a result of this leverage, a relatively small movement in the spread relationship between the securities and commodities interests the Fund indirectly owns and those which it has indirectly sold short may result in substantial losses.

OTHER POTENTIAL RISKS AND ADDITIONAL INVESTMENT INFORMATION

Market Risk

Market risk is the risk that a particular security, or Shares of the Fund in general, may fall in value. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments due to short-term market movements or any longer periods during more prolonged market downturns. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, natural disasters or other events could have a significant negative impact on the Fund and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of the Fund’s portfolio securities or other instruments and could result in disruptions in the trading markets. Any of such circumstances could have a materially negative impact on the value of the Fund’s Shares and result in increased market volatility. During any such events, the Fund’s Shares may trade at increased premiums or discounts to their net asset value and the bid/ask spread on the Fund’s Shares may widen.

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Health crises caused by the outbreak of infectious diseases or other public health issues, may exacerbate other pre-existing political, social, economic, market and financial risks. The impact of any such events, could negatively affect the global economy, as well as the economies of individual countries or regions, the financial performance of individual companies, sectors and industries, and the markets in general in significant and unforeseen ways. Any such impact could adversely affect the prices and liquidity of the securities and other instruments in which the Fund invests and negatively impact the Fund’s investment return.

In addition, the operations of the Fund, the Investment Adviser, Sub-Adviser and the Fund’s other service providers may be significantly impacted, or even temporarily or permanently halted, as a result of government quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors related to a public health emergency, including its potential adverse impact on the health of any such entity’s personnel.

Dependence on the Investment Adviser and Sub-Adviser

The success of the Fund depends upon the ability of the Investment Adviser and the Sub-Adviser to develop and implement investment strategies that achieve the investment objective of the Fund. Additionally, the success of the Fund, in part, depends on the ability of investment advisers to the Investment Funds (the “Underlying Managers”) to develop and implement strategies that achieve their own investment objectives. The Investment Adviser and the Sub-Adviser have no responsibility to consult with any Shareholder and Shareholders will have no right or power to participate in the management or control of the Fund or the Investment Funds and will not have an opportunity to evaluate the specific investments made by the Investment Funds or the Underlying Managers. Shareholders must rely entirely on the Investment Adviser and the Sub-Adviser to conduct and manage the affairs of the Fund.

Business and Regulatory Risks

Legal, tax and regulatory changes could occur that may adversely affect the Fund and its investment results, and/or some or all of the Shareholders. Recent economic events have given rise to a political climate that may result in the Investment Adviser and the Fund becoming subject to increased regulatory scrutiny and/or entirely new legal, tax or regulatory regimes both within the United States and in other countries in which the Fund may directly or indirectly invest. The Fund may be adversely affected as a result of new or revised legislation, or regulations imposed by the SEC, CFTC, IRS, Federal Reserve, other U.S. or non-U.S. tax or governmental regulatory authorities or self-regulatory organizations that supervise the financial markets.

The Fund and/or some or all of the Shareholders also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. It is not possible to determine the extent of the impact of any new or revised laws, regulations or initiatives that may be proposed, or whether any of the proposals will become law. Compliance with any new laws or regulations could be more difficult and expensive, and may have a material adverse effect on the Fund and/or some or all of the Shareholders.

The regulation of alternative investment management companies and investment funds (including private equity funds and hedge funds) is evolving, and changes in the regulation of alternative investment management companies and investment funds may adversely affect the ability of the Fund to pursue its investment objective. In addition, from time to time the market for private equity transactions has been adversely affected by regulatory pressures on providers of financing to reduce or eliminate their exposure to such transactions. It is not possible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any of the proposals will become law and the consequences attendant therewith. Compliance with any new laws or regulations could be more difficult and expensive than compliance with existing regimes, and may affect the manner in which the Fund conducts business. New laws or regulations may also subject the Fund or some or all of its Shareholders to increased taxes or other costs. In addition, the market for private equity transactions has been adversely affected by a decrease in the availability of financing for transactions.

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Each prospective investor should be aware that tax laws and regulations are changing on an ongoing basis, and such laws and regulations may be changed with retroactive effect. Moreover, the interpretation and application of tax laws and regulations by certain tax authorities may not be clear, consistent or transparent. Uncertainty in the tax law may require the Fund to accrue potential tax liabilities even in situations where the Fund and/or the Shareholders do not expect to be ultimately subject to such tax liabilities. In that regard, accounting standards and/or related tax reporting obligations may change, giving rise to additional accrual and/or other obligations. Each prospective investor should also be aware that other developments in the tax laws of the United States or other jurisdictions where the Fund invests could have a material effect on the tax consequences to the Shareholders, the Fund and/or the Fund’s direct and indirect subsidiaries discussed in this prospectus and that Shareholders may be required to provide certain additional information to the Fund (which may be provided to the IRS or other taxing authorities) or may be subject to other adverse consequences as a result of such change in tax laws. In the event of any such change in law, each Shareholder is urged to consult its own tax advisors.

Reliance on Key Personnel

The Fund’s ability to pursue its investment strategy is dependent upon the Investment Adviser and the Sub-Adviser. If one or more key individuals leave the Investment Adviser or the Sub-Adviser, the Investment Adviser and the Sub-Adviser, as applicable, may not be able to hire qualified replacements, or may require an extended time to do so. This could prevent the Fund from achieving its investment objective.

Portfolio Turnover

The Fund’s portfolio turnover rate may vary from year to year. A high portfolio turnover rate (100% or more) increases the Fund’s transaction costs (including brokerage commissions and dealer costs), which would adversely impact the Fund’s performance. Higher portfolio turnover may result in the realization of more short-term capital gains than if the Fund had lower portfolio turnover. The turnover rate will not be a limiting factor, however, if the Investment Adviser or the Sub-Adviser considers portfolio changes appropriate.

For the fiscal year ended March 31, 2026, the Fund’s portfolio turnover rate was 16%, and for the fiscal year ended March 31, 2025, it was 6%.

Compensation Arrangements with the Underlying Managers

Underlying Managers of Private Investment Vehicles may receive compensation based on the performance of their investments. Such compensation arrangements may create an incentive to make investments that are riskier or more speculative than would be the case if such arrangements were not in effect. In addition, because performance-based compensation is calculated on a basis that includes unrealized appreciation of a Private Investment Vehicle’s assets, such performance-based compensation may be greater than if such compensation were based solely on realized gains.

Financial Failure of Intermediaries

There is always the possibility that the institutions, including brokerage firms and banks, with which the Fund does business, or to which securities have been entrusted for custodial purposes, will encounter financial difficulties that may impair their operational capabilities or result in losses to the Fund.

Control Positions

Investment Funds, especially Private Investment Vehicles, may take control positions in companies. The exercise of control over a company imposes additional risks of liability for environmental damage, product defects, failure to supervise and other types of liability related to business operations. In addition, the act of taking a control position, or seeking to take such a position, may itself subject an Investment Fund to litigation by parties interested in blocking it from taking that position. If those liabilities were to arise, or such litigation were to be resolved in a manner adverse to the Investment Funds, the Investment Funds likely would suffer losses on their investments. Additionally, should an Investment Fund obtain such a position, such entity may be required to make filings concerning its holdings with the SEC and it may become subject to other regulatory restrictions that could limit the ability of such Investment Fund to dispose of its holdings at a preferable time and in a preferable manner. Violations of these regulatory requirements could subject the Investment Fund to significant liabilities, which could result in losses to the Fund.

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Inside Information

From time to time, the Fund or its affiliates may come into possession of material, non-public information concerning an entity in which the Fund has invested or proposes to invest. Possession of that information may limit the ability of the Fund to buy or sell securities of the entity.

Suspensions of Trading

Each exchange typically has the right to suspend or limit trading in all securities that it lists. Such a suspension could render it impossible for the Fund to liquidate its positions and thereby expose it to losses. In addition, there is no guarantee that non-exchange markets will remain liquid enough for the Fund to close out positions.

Cyber Security Risk

The Fund and its service providers may be prone to operational and information security risks resulting from breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption, or lose operational capacity. Breaches in cyber security include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information or various other forms of cyber-attacks. The use of artificial intelligence and machine learning could exacerbate these risks or result in cyber security incidents that implicate personal data. Cyber security breaches affecting the Fund, the Investment Adviser, the Sub-Adviser, financial intermediaries and other third-party service providers may adversely impact the Fund. For instance, cyber security breaches may interfere with the processing of Shareholder transactions, impact the Fund’s ability to calculate its net asset value, cause the release of private Shareholder information or confidential business information, impede investment activities, subject the Fund to regulatory fines or financial losses and/or cause reputational damage. The Fund may also incur additional costs for cyber security risk management purposes. Similar types of cyber security risks are also present for Investment Funds and for the issuers of securities in which the Fund or an Investment Fund may invest, which could result in material adverse consequences for the Investment Funds or such issuers and may cause the Fund to lose value. While a Fund’s service providers have established business continuity plans in the event of, and risk management systems to prevent, such cyber incidents, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Furthermore, a Fund cannot control the cyber security plans and systems put in place by its service providers or any other third parties whose operations may affect a Fund or its Shareholders.

Payment in Kind for Repurchased Shares

The Fund does not expect to, but has the right to, distribute securities as payment for repurchased Shares except in unusual circumstances, such as in the unlikely event that making a cash payment would result in a material adverse effect on the Fund or on Shareholders not requesting that their Shares be repurchased. In the event that the Fund makes such a distribution of securities as payment for Shares, Shareholders will bear any risks of the distributed securities and may be required to pay a brokerage commission or other costs to dispose of such securities.

BOARD OF TRUSTEES AND OFFICERS

The business operations of the Fund are managed and supervised under the direction of the Board, subject to the laws of the State of Delaware and the Fund’s Amended and Restated Agreement and Declaration of Trust (“Agreement and Declaration of Trust”). The Board has overall responsibility for the management and supervision of the business affairs of the Fund on behalf of its Shareholders, including the authority to establish policies regarding the management, conduct and operation of its business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The officers of the Fund conduct and supervise the daily business operations of the Fund.

The members of the Board (each, a “Trustee”) are not required to contribute to the capital of the Fund or to hold Shares. A majority of Trustees of the Board are not “interested persons” (as defined in the Investment Company Act) of the Fund (collectively, the “Independent Trustees”). Any Trustee who is not an Independent Trustee is an interested trustee (“Interested Trustee”).

The identity of Trustees of the Board and officers of the Fund, and their brief biographical information, including their addresses, their year of birth and descriptions of their principal occupations during the past five years is set forth below.

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The Trustees serve on the Board for terms of indefinite duration. A Trustee’s position in that capacity will terminate if the Trustee is removed or resigns or, among other events, upon the Trustee’s death, incapacity, retirement or bankruptcy. A Trustee may resign upon written notice to the other Trustees of the Fund, and may be removed either by (i) the vote of at least two-thirds of the Trustees of the Fund not subject to the removal vote or (ii) the vote of Shareholders of the Fund holding not less than two-thirds of the total number of votes eligible to be cast by all Shareholders of the Fund. In the event of any vacancy in the position of a Trustee, the remaining Trustees of the Fund may appoint an individual to serve as a Trustee so long as immediately after the appointment at least two-thirds of the Trustees of the Fund then serving have been elected by the Shareholders of the Fund. The Board may call a meeting of the Fund’s Shareholders to fill any vacancy in the position of a Trustee of the Fund, and must do so if the Trustees who were elected by the Shareholders of the Fund cease to constitute a majority of the Trustees then serving on the Board.

INDEPENDENT TRUSTEES

Name, Address and Year of Birth	Position(s) Held with the Fund	Length of Time Served*	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex** Overseen By Trustee	Other Directorships Held by Trustees***
David G. Lee Year of Birth: 1952 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Chairman and Trustee	Since Inception	Retired (since 2012); President and Director, Client Opinions, Inc. (2003 – 2012); Chief Operating Officer, Brandywine Global Investment Management (1998 – 2002).	33	None

Robert Seyferth Year of Birth: 1952 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Trustee	Since Inception	Retired (since 2009); Chief Procurement Officer/Senior Managing Director, Bear Stearns/JP Morgan Chase (1993 – 2009).	33	None

Gary E. Shugrue Year of Birth: 1954 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Trustee	Since Inception	Retired (since 2023); Managing Director, Veritable LP (investment advisory firm) (2016 – 2023); Chief Financial Officer, Ascendant Capital Partners, LP (private equity firm) (2003 – 2018).	33	Trustee, Quaker Investment Trust (1 portfolio) (registered investment company).

*Trustees serve on the Board for terms of indefinite duration. A Trustee’s position in that capacity will terminate if the Trustee is removed or resigns or, among other events, upon the Trustee’s death, incapacity or retirement. Officers hold office until their successors are chosen and qualified and serve at the pleasure of the Trustees.

** As of March 31, 2026, the fund complex consists of the AFA Asset Based Lending Fund, Agility Multi-Asset Income Fund, Aspiriant Capital Appreciation Fund, Aspiriant Real Assets Fund, Destiny Alternative Fund, Felicitas Income Fund, Felicitas Private Markets Fund, First Trust Alternative Opportunities Fund, First Trust Enhanced Private Credit Fund, First Trust Hedged Strategies Fund, First Trust Private Assets Fund, First Trust Private Credit Fund, First Trust Real Assets Fund, FT Vest Hedged Equity Income Fund: Series A2, FT Vest Hedged Equity Income Fund: Series A3, FT Vest Hedged Equity Income Fund: Series A4, FT Vest Hedged Equity Income Fund: Series B1, FT Vest Hedged Equity Income Fund: Series B2, FT Vest Hedged Equity Income Fund: Series B3, FT Vest Rising Dividend Achievers Total Return Fund, FT Vest Total Return Income Fund: Series A1, FT Vest Total Return Income Fund: Series A2, FT Vest Total Return Income Fund: Series A3, FT Vest Total Return Income Fund: Series A4, FT Vest Total Return Income Fund: Series B1, FT Vest Total Return Income Fund: Series B2, FT Vest Total Return Income Fund: Series B3, FT Vest Total Return Income Fund: Series B4, Infinity Core Alternative Fund, Pender Real Estate Credit Fund, Variant Alternative Income Fund, Variant Alternative Lending Fund and Variant Impact Fund.

*** As of March 31, 2026.

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INTERESTED TRUSTEE AND OFFICERS

Name, Address and Year of Birth	Position(s) Held with the Fund	Length of Time Served*	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships Held by Trustees***
Terrance P. Gallagher**** Year of Birth: 1958 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Trustee	Since Inception	Retired (Since October 2025); Trustee, Investment Managers Series Trust II (registered investment company) (2013 – Present); Executive Vice President and Trust Platform Director, UMB Fund Services, Inc. (2024 – October 2025); President, Investment Managers Series Trust II (registered investment company) (2013 – April 2025); Executive Vice President and Director of Fund Accounting, Administration and Tax, UMB Fund Services, Inc. (2007 – 2023)..	33	Trustee, Investment Managers Series Trust II (262 portfolios) (registered investment company).

Michael Peck Year of Birth: 1980 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	President	Since Inception	Chief Executive Officer and Co-CIO, First Trust Capital Management L.P. (formerly, Vivaldi Asset Management, LLC) (2012 – present); President and Co-CIO, Vivaldi Capital Management, LP (2012 –2024); Portfolio Manager, Coe Capital Management (2010 – 2012); Senior Financial Analyst and Risk Manager, the Bond Companies (2006 – 2008).	N/A	N/A

Chad Eisenberg Year of Birth: 1982 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Treasurer	Since Inception	Chief Operating Officer, First Trust Capital Management L.P. (formerly, Vivaldi Asset Management, LLC) (2012 – present); Chief Operating Officer, Vivaldi Capital Management LP (2012 – March 2024); Director, Coe Capital Management LLC (2010 – 2011).	N/A	N/A

Bernadette Murphy Year of Birth: 1964 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Chief Compliance Officer	Since Inception	Director, Vigilant Compliance, LLC (investment management solutions firm) (2018 – present).	N/A	N/A

Ann Maurer Year of Birth: 1972 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Secretary	Since Inception	Senior Vice President, Registered Funds Product Manager (August 2025 – Present), Senior Vice President, Client Services (2017 – 2025), Vice President, Senior Client Service Manager (2013 – 2017), Assistant Vice President, Client Relations Manager (2002 – 2013), UMB Fund Services, Inc.	N/A	N/A

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* Trustees serve on the Board for terms of indefinite duration. A Trustee’s position in that capacity will terminate if the Trustee is removed or resigns or, among other events, upon the Trustee’s death, incapacity or retirement. Officers hold office until their successors are chosen and qualified and serve at the pleasure of the Trustees.

** As of March 31, 2026, the fund complex consists of the AFA Asset Based Lending Fund, Agility Multi-Asset Income Fund, Aspiriant Capital Appreciation Fund, Aspiriant Real Assets Fund, Destiny Alternative Fund, Felicitas Income Fund, Felicitas Private Markets Fund, First Trust Alternative Opportunities Fund, First Trust Enhanced Private Credit Fund, First Trust Hedged Strategies Fund, First Trust Private Assets Fund, First Trust Private Credit Fund, First Trust Real Assets Fund, FT Vest Hedged Equity Income Fund: Series A2, FT Vest Hedged Equity Income Fund: Series A3, FT Vest Hedged Equity Income Fund: Series A4, FT Vest Hedged Equity Income Fund: Series B1, FT Vest Hedged Equity Income Fund: Series B2, FT Vest Hedged Equity Income Fund: Series B3, FT Vest Rising Dividend Achievers Total Return Fund, FT Vest Total Return Income Fund: Series A1, FT Vest Total Return Income Fund: Series A2, FT Vest Total Return Income Fund: Series A3, FT Vest Total Return Income Fund: Series A4, FT Vest Total Return Income Fund: Series B1, FT Vest Total Return Income Fund: Series B2, FT Vest Total Return Income Fund: Series B3, FT Vest Total Return Income Fund: Series B4, Infinity Core Alternative Fund, Pender Real Estate Credit Fund, Variant Alternative Income Fund, Variant Alternative Lending Fund and Variant Impact Fund.

*** As of March 31, 2026.

**** Mr. Gallagher is deemed an interested person of the Fund because of his affiliation with the Fund’s Administrator.

The Board believes that each of the Trustees’ experience, qualifications, attributes and skills on an individual basis and in combination with those of the other Trustees lead to the conclusion that each Trustee should serve in such capacity. Among the attributes common to all Trustees is the ability to review critically, evaluate, question and discuss information provided to them, to interact effectively with the other Trustees, the Investment Adviser, the Sub-Adviser, the Fund’s other service providers, counsel and the independent registered public accounting firm, and to exercise effective business judgment in the performance of their duties as Trustees. A Trustee’s ability to perform his or her duties effectively may have been attained through the Trustee’s business, consulting, and public service; experience as a board member of non-profit entities or other organizations; education or professional training; and/or other life experiences. In addition to these shared characteristics, set forth below is a brief discussion of the specific experience, qualifications, attributes or skills of each Trustee.

David G. Lee. Mr. Lee has been a Trustee since the Fund’s inception. He has more than 32 years of experience in the financial services industry.

Robert Seyferth. Mr. Seyferth has been a Trustee since the Fund’s inception. Mr. Seyferth has more than 37 years of business and accounting experience.

Gary E. Shugrue. Mr. Shugrue has been a Trustee since the Fund’s inception. Mr. Shugrue has more than 37 years of experience in the financial service industry.

Terrance P. Gallagher. Mr. Gallagher has been a Trustee since the Fund’s inception. Mr. Gallagher has more than 46 years of experience in the financial service industry.

Specific details regarding each Trustee’s principal occupations during the past five years are included in the table above.

Leadership Structure and Oversight Responsibilities

Overall responsibility for oversight of the Fund rests with the Board. The Fund has engaged the Investment Adviser to manage the Fund on a day-to-day basis. The Board is responsible for overseeing the Investment Adviser and the Sub-Adviser and other service providers in the operations of the Fund in accordance with the provisions of the Investment Company Act, applicable provisions of state and other laws and the Fund’s Agreement and Declaration of Trust. The Board is currently composed of four members, three of whom are Independent Trustees. The Board will meet in person at regularly scheduled meetings four times each year. In addition, the Board may hold special in-person or telephonic meetings or informal conference calls to discuss specific matters that may arise or require action between regular meetings. The Independent Trustees have also engaged independent legal counsel to assist them in performing their oversight responsibilities. The Independent Trustees will meet with their independent legal counsel in person prior to and during each quarterly in-person board meeting. As described below, the Board has established an Audit Committee and a Nominating Committee, and may establish ad hoc committees or working groups from time to time to assist the Board in fulfilling its oversight responsibilities.

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The Board has appointed David Lee, an Independent Trustee, to serve in the role of Chairman. The Chairman’s role is to preside at all meetings of the Board and to act as liaison with the Investment Adviser, the Sub-Adviser, other service providers, counsel and other Trustees generally between meetings. The Chairman serves as a key point person for dealings between management and the Trustees. The Chairman may also perform such other functions as may be delegated by the Board from time to time. The Board has determined that its leadership structure is appropriate because it allows the Board to exercise informed and independent judgment over matters under its purview and it allocates areas of responsibility among committees of Trustees and the full Board in a manner that enhances effective oversight.

The Fund is subject to a number of risks, including investment, compliance, operational and valuation risks, among others. Risk oversight forms part of the Board’s general oversight of the Fund and is addressed as part of various Board and committee activities. Day-to-day risk management functions are subsumed within the responsibilities of the Investment Adviser, the Sub-Adviser and other service providers (depending on the nature of the risk), which carry out the Fund’s investment management and business affairs. The Investment Adviser, the Sub-Adviser and other service providers employ a variety of processes, procedures and controls to identify various events or circumstances that give rise to risks, to lessen the probability of their occurrence and/or to mitigate the effects of such events or circumstances if they do occur. Each of the Investment Adviser, the Sub-Adviser and other service providers has its own independent interests in risk management, and their policies and methods of risk management will depend on their functions and business models. The Board recognizes that it is not possible to identify all of the risks that may affect the Fund or to develop processes and controls to eliminate or mitigate their occurrence or effects. The Board will require senior officers of the Fund, including the President, Treasurer, and Chief Compliance Officer , as well as the Investment Adviser and the Sub-Adviser, to report to the full Board on a variety of matters at regular and special meetings of the Board, including matters relating to risk management. The Board and the Audit Committee also receive regular reports from the Fund’s independent registered public accounting firm on internal control and financial reporting matters. The Board also receives reports from certain of the Fund’s other primary service providers on a periodic or regular basis, including the Fund’s custodian, distributor and administrator. The Board may, at any time and in its discretion, change the manner in which it conducts risk oversight.

Committees of the Board of Trustees

Audit Committee

The Board has formed an Audit Committee that is responsible for overseeing the Fund’s accounting and financial reporting policies and practices, its internal controls, and, as appropriate, the internal controls of certain service providers; overseeing the quality and objectivity of the Fund’s financial statements and the independent audit of those financial statements; and acting as a liaison between the Fund’s independent auditors and the full Board. In performing its responsibilities, the Audit Committee will select and recommend annually to the entire Board a firm of independent certified public accountants to audit the books and records of the Fund for the ensuing year, and will review with the firm the scope and results of each audit. The Audit Committee currently consists of each of the Fund’s Independent Trustees. The Audit Committee held two meetings during the last fiscal year.

Nominating Committee

The Board has formed a Nominating Committee that is responsible for selecting and nominating persons to serve as Trustees of the Fund. The Nominating Committee is responsible for both nominating candidates to be appointed by the Board to fill vacancies and for nominating candidates to be presented to Shareholders for election. In performing its responsibilities, the Nominating Committee will consider candidates recommended by management of the Fund and by Shareholders and evaluate them both in a similar manner, as long as the recommendation submitted by a Shareholder includes at a minimum: the name, address and telephone number of the recommending Shareholder and information concerning the Shareholder’s interests in the Fund in sufficient detail to establish that the Shareholder held Shares on the relevant record date; and the name, address and telephone number of the recommended nominee and information concerning the recommended nominee’s education, professional experience, and other information that might assist the Nominating Committee in evaluating the recommended nominee’s qualifications to serve as a trustee. The Nominating Committee may solicit candidates to serve as trustees from any source it deems appropriate. With the Board’s prior approval, the Nominating Committee may employ and compensate counsel, consultants or advisers to assist it in discharging its responsibilities. The Nominating Committee currently consists of each of the Fund’s Independent Trustees. The Nominating Committee did not hold any meetings during the last fiscal year.

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Trustee and Officer Ownership of Securities

As of December 31, 2025, none of the Trustees own Shares of the Fund.

As of July 1, 2026, the Trustees and officers of the Fund as a group owned less than one percent of the outstanding Shares of the Fund.

Independent Trustee Ownership of Securities

As of December 31, 2025, none of the Independent Trustees (or their immediate family members) owned beneficially or of record securities of the Investment Adviser, Sub-Adviser or of an entity (other than a registered investment company) controlling, controlled by or under common control with the Investment Adviser or Sub-Adviser.

Trustee Compensation

In consideration of the services rendered by the Independent Trustees, the Fund pays each Independent Trustee an annual retainer of $10,000 per fiscal year, as well as (i) $2,500 for each Audit Committee meeting attended; (ii) $3,000 per each special Board meeting attended; and (iii) $1,500 per each special non-Board meeting attended. Trustees who are interested persons will be compensated by the Fund’s administrator and/or its affiliates and will not be separately compensated by the Fund.

During the fiscal year ended March 31, 2026, the Fund compensated the Trustees as follows:

Name of Trustee	Aggregate Compensation from the Fund	Total Compensation from the Fund and Fund Complex (1)
Independent Trustees:
David G. Lee	$18,333	$470,375
Robert Seyferth	$18,333	$480,375
Gary E. Shugrue	$18,333	$470,375
Interested Trustee:
Terrance P. Gallagher(2)	None	None

(1) The fund complex consisted of 33 funds as of March 31, 2026.

(2) Mr. Gallagher is deemed an interested person of the Fund because of his affiliation with the Fund's Administrator

CODES OF ETHICS

The Fund, the Investment Adviser, the Sub-Adviser and the Distributor have each adopted a code of ethics pursuant to Rule 17j-1 of the Investment Company Act, which is designed to prevent affiliated persons of the Fund, the Investment Adviser, the Sub-Adviser and the Distributor from engaging in deceptive, manipulative, or fraudulent activities in connection with securities held or to be acquired by the Fund. The codes of ethics permit persons subject to them to invest in securities, including securities that may be held or purchased by the Fund, subject to a number of restrictions and controls. Compliance with the codes of ethics is carefully monitored and enforced.

The codes of ethics are included as exhibits to the Fund’s registration statement filed with the SEC and are available on the EDGAR database on the SEC’s website at https://www.sec.gov.

INVESTMENT MANAGEMENT AND OTHER SERVICES

The Investment Adviser

First Trust Capital Management L.P. serves as the investment adviser to the Fund. The Investment Adviser is an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. Subject to the general supervision of the Board, and in accordance with the investment objective, policies, and restrictions of the Fund, the Investment Adviser is responsible for the management and operation of the Fund and the investment of the Fund’s assets. The Investment Adviser provides such services to the Fund pursuant to the Investment Management Agreement (the “Investment Management Agreement”).

The Investment Management Agreement became effective as of April 29, 2022 and continued in effect for an initial two-year term. Thereafter, the Investment Management Agreement continues in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund or a majority of the Board, and (ii) the vote of a majority of the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on such approval. A discussion regarding the basis for the Board’s approval of the Investment Management Agreement is available in the Fund’s annual report to Shareholders for the fiscal year ended March 31, 2026.

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Pursuant to the Investment Management Agreement, the Fund pays the Investment Adviser a monthly investment management fee (“Investment Management Fee”) equal to 1.35% on an annualized basis of the Fund’s net assets as of each month-end, subject to certain adjustments. The Investment Management Fee will be paid to the Investment Adviser before giving effect to any repurchase of Shares in the Fund effective as of that date, and will decrease the net profits or increase the net losses of the Fund that are credited to its Shareholders. NAV means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund; provided that for purposes of determining the Investment Management Fee payable to the Investment Adviser for any month, NAV will be calculated prior to any reduction for any fees and expenses of the Fund for that month, including, without limitation, the Investment Management Fee payable to the Investment Adviser for that month. The Investment Management Fee will be computed as of the last day of each month, and is due and payable in arrears within ten (10) business days after the end of the month.

The Investment Adviser has entered into an expense limitation and reimbursement agreement (the “Expense Limitation and Reimbursement Agreement”) with the Fund, whereby the Investment Adviser has agreed to waive fees that it would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses) do not exceed 2.40% and 1.65% of the average daily net assets of Class A Shares and Class I Shares, respectively (the “Expense Limit”) through April 29, 2027. Thereafter, the Expense Limitation and Reimbursement Agreement may be terminated by the Fund or the Investment Adviser upon 30 days’ written notice. Unless it is terminated, the Expense Limitation and Reimbursement Agreement will automatically renew for consecutive one-year terms. For a period not to exceed three years from the date on which a Waiver is made, the Investment Adviser may recoup amounts waived or assumed, provided the Fund is able to effect such repayment and remain in compliance with the Expense Limit in effect at the time of such repayment. For the fiscal year ended March 31, 2026, the Investment Adviser waived fees of $201,461 and absorbed $159,373 in other expenses. At March 31, 2026, $438,210 is subject for recoupment through March 31, 2027, $358,341 is subject for recoupment through March 31, 2028 and $360,834 is subject for recoupment through March 31, 2029.

For the fiscal year ended March 31, 2024, the Fund paid the Investment Adviser management fees (after waivers and reimbursements), the Investment Adviser waived management fees and reimbursed expenses, and the Investment Adviser paid sub-advisory fees as follows:

	Management/ Sub- Advisory Fees	Waivers	Reimbursements	Management Fees Paid (After Waivers and Reimbursements)
Investment Adviser	$300,893	$(300,893)	None	$0
Former Sub-Adviser(1)(2)	$20,820	N/A	N/A	N/A

(1) Sub-advisory fees are paid by the Investment Adviser out of management fees paid by the Fund.

(2) Paid to Angel Oak Capital Advisors, LLC (“Angel Oak”), the Fund’s former investment sub-adviser through July 31, 2025.

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For the fiscal year ended March 31, 2025, the Fund paid the Investment Adviser management fees (after waivers and reimbursements), the Investment Adviser waived management fees and reimbursed expenses, and the Investment Adviser paid sub-advisory fees, as follows:

	Management/ Sub- Advisory Fees	Waivers	Reimbursements	Management Fees Paid (After Waivers and Reimbursements)
Investment Adviser	$258,018	$(258,018)	None	$0
Former Sub-Adviser(1)(2)	$23,070	N/A	N/A	N/A

(1) Sub-advisory fees are paid by the Investment Adviser out of management fees paid by the Fund.

(2) Paid to Angel Oak, the Fund’s former investment sub-adviser through July 31, 2025.

For the fiscal year ended March 31, 2026, the Fund paid the Investment Adviser management fees (after waivers and reimbursements), the Investment Adviser waived management fees and reimbursed expenses, and the Investment Adviser paid sub-advisory fees, as follows:

	Management/ Sub-Advisory Fees	Waivers	Reimbursements	Management Fees Paid (After Waivers and Reimbursements)
Investment Adviser	$201,461	$(201,461)	None	$0
Former Sub-Adviser(1)(2)	$7,854	N/A	N/A	N/A
Sub-Adviser(1)(3)	$10,387	N/A	N/A	N/A

(1) Sub-advisory fees are paid by the Investment Adviser out of management fees paid by the Fund.

(2) Paid to Angel Oak, the Fund’s former investment sub-adviser through July 31, 2025.

(3) Paid to Sardis Group, LLC, the Fund’s investment sub-adviser effective August 1, 2026.

The Sub-Adviser

The Sub-Adviser selected by the Investment Adviser is primarily responsible for its investment strategy and the day-to-day management of the Fund’s assets allocated to it by the Investment Adviser. Founded in 2024, Sardis Group, LLC (“Sardis Group”) is located at 4200 Northside Parkway, Building 4 Suite 300, Atlanta, GA 30327. Sardis Group is registered with the SEC as an investment adviser and has approximately $780.34 million in assets under management as of June 30, 2026.

Pursuant to a sub-advisory agreement among the Fund, the Investment Adviser and Sardis Group (the “Sub-Advisory Agreement”), the Investment Adviser (and not the Fund) pays Sardis Group a monthly advisory fee with respect to the portion of the Fund’s assets managed by Sardis Group equal to 0.45% of such sub-advised assets’ average daily net assets. The Sub-Advisory Agreement may be terminated without the payment of any penalty by the Investment Adviser, the Board, or a majority of the outstanding voting securities of the Fund (as defined in the Investment Company Act), upon sixty (60) days’ written notice to the Sub-Adviser.

All fees and expenses are accrued daily and deducted before payment of dividends to investors. The Sub-Advisory Agreement has been approved by the Board, including a majority of the Independent Trustees, and a majority of outstanding Shares of the Fund. Information regarding the Board’s approval of the Sub-Advisory Agreement is available in the Fund’s semi-annual report to Shareholders for the period ended September 30, 2025.

The Portfolio Managers

The personnel of the Investment Adviser and the Sub-Adviser who will have primary responsibility for the day-to-day management of the Fund’s portfolio (the “Portfolio Managers”) are Michael Peck, Brian Murphy, Colin McBurnette and Sam Dunlap.

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Other Accounts Managed by the Portfolio Managers

	Type of Accounts	Total # of Accounts Managed	Total Assets ($mm)	# of Accounts Managed that Advisory Fee Based on Performance	Total Assets that Advisory Fee Based on Performance ($mm)
1. Michael Peck(1)	Registered Investment Companies:	8	$5,494	2	$152
	Other Pooled Investment Vehicles:	15	$609	11	$524
	Other Accounts:	0	$0	0	$0

2. Brian Murphy(1)	Registered Investment Companies:	8	$5,454	1	$152
	Other Pooled Investment Vehicles:	22	$667	11	$
	Other Accounts:	0	$0	0	$0

3. Colin McBurnette(1)	Registered Investment Companies:	3	$197.19	0	$0
	Other Pooled Investment Vehicles:	0	$0	0	$0
	Other Accounts:	8	$392.68	0	$0

4. Sam Dunlap(1)	Registered Investment Companies:	3	$197.19	0	$0
	Other Pooled Investment Vehicles:	0	$0	0	$0
	Other Accounts:	8	$392.68	0	$0

(1)  As of March 31, 2026.

Conflicts of Interest

The Investment Adviser, the Sub-Adviser and Portfolio Managers may manage multiple funds and/or other accounts, and as a result may be presented with one or more of the following actual or potential conflicts:

The management of multiple funds and/or other accounts may result in the Investment Adviser, the Sub-Adviser or a Portfolio Manager devoting unequal time and attention to the management of each fund and/or other account. The Investment Adviser seeks to manage such competing interests for the time and attention of a Portfolio Manager by having the Portfolio Manager focus on a particular investment discipline. Most other accounts managed by a Portfolio Manager are managed using the same investment models that are used in connection with the management of the Fund.

If the Investment Adviser, the Sub-Adviser or a Portfolio Manager identifies a limited investment opportunity which may be suitable for more than one fund or other account, a fund may not be able to take full advantage of that opportunity due to an allocation of filled purchase or sale orders across all eligible funds and other accounts. To deal with these situations, the Investment Adviser and the Sub-Adviser have adopted procedures for allocating portfolio transactions across multiple accounts.

The Investment Adviser and Sub-Adviser have adopted certain compliance procedures which are designed to address these types of conflicts. However, there is no guarantee that such procedures will detect each and every situation in which a conflict arises.

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Compensation of the Portfolio Managers

Mr. Peck and Mr. Murphy receive base salaries and bonuses, neither of which is based on performance, and are eligible to avail themselves of life insurance, medical and dental benefits offered to all employees of the Investment Adviser and to participate in the Investment Adviser’s 401(k) plan. In addition, they are members of VFT Holdings LP and receive compensation based on the overall profitability of the firm and its affiliates.

Mr. Dunlap and Mr. McBurnette receive a fixed salary and retirement plan benefits. They are also entitled to receive distributions based upon, among other things, the overall performance of Sardis Group.

Portfolio Managers’ Ownership of Shares

Name of Portfolio Manager:	Dollar Range of Shares Beneficially Owned by Portfolio Manager(1):
Michael Peck	$10,001 – $50,000
Brian Murphy	$1 - $10,000
Sam Dunlap	None
Colin McBurnette	None

(1) As of March 31, 2026.

BROKERAGE

The Fund does not expect to use one particular broker or dealer. It is the Fund’s policy to obtain the best results in connection with effecting its portfolio transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm and the firm’s risk in positioning a block of securities. Generally, equity securities are bought and sold through brokerage transactions for which commissions are payable. Purchases from underwriters will include the underwriting commission or concession, and purchases from dealers serving as market makers will include a dealer’s mark-up or reflect a dealer’s mark-down. Money market securities and other debt securities are usually bought and sold directly from the issuer or an underwriter or market maker for the securities. Generally, the Fund will not pay brokerage commissions for such purchases. When a debt security is bought from an underwriter, the purchase price will usually include an underwriting commission or concession. The purchase price for securities bought from dealers serving as market makers will similarly include the dealer’s mark up or reflect a dealer’s mark down. When the Fund executes transactions in the over-the-counter market, it will generally deal with primary market makers unless prices that are more favorable are otherwise obtainable.

In addition, the Investment Adviser or the Sub-Adviser may place a combined order for two or more accounts it manages, including the Fund, that are engaged in the purchase or sale of the same security if, in its judgment, joint execution is in the best interest of each participant and will result in best price and execution. Transactions involving commingled orders are allocated in a manner deemed equitable to each account or fund. Although it is recognized that, in some cases, the joint execution of orders could adversely affect the price or volume of the security that a particular account or the Fund may obtain, it is the opinion of the Investment Adviser that the advantages of combined orders outweigh the possible disadvantages of separate transactions. The Investment Adviser believes that the ability of the Fund to participate in higher volume transactions will generally be beneficial to the Fund.

The Investment Adviser or the Sub-Adviser may pay a higher commission than otherwise obtainable from other brokers in return for brokerage or research services only if a good faith determination is made that the commission is reasonable in relation to the services provided.

While it is the Fund’s general policy to seek to obtain the most favorable price and execution available in selecting a broker-dealer to execute portfolio transactions for the Fund, weight is also given to the ability of a broker-dealer to furnish brokerage and research services as defined in Section 28(e) of the Securities Exchange Act of 1934, as amended, to the Fund or to the Investment Adviser or the Sub-Adviser, even if the specific services are not directly useful to the Fund and may be useful to the Investment Adviser or the Sub-Adviser in advising other clients. When one or more brokers is believed capable of providing the best combination of price and execution, the Investment Adviser or the Sub-Adviser may select a broker based upon brokerage or research services provided to the Investment Adviser or the Sub-Adviser. In negotiating commissions with a broker or evaluating the spread to be paid to a dealer, the Fund may therefore pay a higher commission or spread than would be the case if no weight were given to the furnishing of these supplemental services, provided that the amount of such commission or spread has been determined in good faith by the Investment Adviser or Sub-Adviser to be reasonable in relation to the value of the brokerage and/or research services provided by such broker-dealer. The standard of reasonableness is to be measured in light of the Investment Adviser’s or the Sub-Adviser’s overall responsibilities to the Fund.

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For the fiscal years ended March 31, 2024, March 31, 2025, and March 31, 2026, the Fund paid no brokerage commissions.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; LEGAL COUNSEL

Ernst & Young LLP, located at principal business address 155 North Wacker Drive, Chicago, IL 60606, serves as the Fund's independent registered public accounting firm, providing audit services.

Faegre Drinker Biddle & Reath LLP, One Logan Square, Suite 2000, Philadelphia, PA 19103-6996, serves as counsel to the Fund and the Independent Trustees.

ADMINISTRATOR

The Fund has contracted with UMB Fund Services, Inc. (the “Administrator”) to provide it with certain administrative and accounting services. The Fund paid the following accounting and administration fees for the periods indicated:

Accounting and Administration Fees
Fiscal Year Ended March 31, 2026	$45,302
Fiscal Year Ended March 31, 2025	$18,342
Fiscal Year Ended March 31, 2024	$19,807

CUSTODIAN

UMB Bank, n.a. (the “Custodian”), an affiliate of the Administrator, serves as the primary custodian of the assets of the Fund and may maintain custody of such assets with U.S. and non-U.S. subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) in accordance with the requirements of Section 17(f) of the Investment Company Act. UMB Bank, n.a. also serves as custodian of the Domestic Subsidiaries. Assets of the Fund are not held by the Investment Adviser or the Sub-Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of the Custodians or U.S. or non-U.S. subcustodians in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 1010 Grand Blvd., Kansas City, MO 64106.

DISTRIBUTOR

First Trust Portfolios L.P. (“FT Portfolios”) is the distributor of Shares and is located at 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187. The Distributor is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. Pursuant to the Distribution Agreement, the Distributor acts as the agent of the Fund in connection with the continuous offering of Shares of the Fund. The Distributor continually distributes Shares of the Fund on a commercially reasonable efforts basis. The Distributor has no obligation to sell any specific quantity of Shares. The Distributor and its officers have no role in determining the investment policies of the Fund. The Distributor is affiliated with the Investment Adviser.

ADDITIONAL PAYMENT TO FINANCIAL INTERMEDIARIES

FT Portfolios or its affiliates may from time to time make payments, out of their own resources, to certain financial intermediaries that sell shares of the Fund and other products for which FT Portfolios serves as Distributor (collectively, “FT Portfolios Funds") to promote the sales and retention of FT Portfolios Fund shares by those firms and their customers. The amounts of these payments vary by intermediary. The level of payments that FT Portfolios or an affiliate is willing to provide to a particular intermediary may be affected by, among other factors, (i) the firm’s total assets or FT Portfolios Fund shares held in and recent net investments into FT Portfolios Funds, (ii) the value of the assets invested in the FT Portfolios Funds by the intermediary’s customers, (iii) redemption rates, (iv) its ability to attract and retain assets, (v) the intermediary’s reputation in the industry, (vi) the level and/or type of marketing assistance and educational activities provided by the intermediary, (vii) the firm’s level of participation in FT Portfolios Funds’ sales and marketing programs, (viii) the firm’s compensation program for its registered representatives who sell FT Portfolios Fund shares and provide services to FT Portfolios Fund shareholders, and (ix) the asset class of the FT Portfolios Funds for which these payments are provided. Such payments are generally asset-based but also may include the payment of a lump sum.

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FT Portfolios and/or its affiliates may also make payments to certain intermediaries for certain administrative services and shareholder processing services, including record keeping and sub-accounting of shareholder accounts pursuant to a sub-transfer agency, omnibus account service or sub-accounting agreement. All fees payable by FT Portfolios or an affiliate under this category of services may be charged back to the FT Portfolios Fund, subject to approval by the Board.

FT Portfolios and/or its affiliates may make payments, out of its own assets, to those firms as compensation and/or reimbursement for marketing support and/or program servicing to selected intermediaries that are registered as holders or dealers of record for accounts invested in one or more of the FT Portfolios Funds or that make FT Portfolios Fund shares available through certain selected FT Portfolios Fund no-transaction fee institutional platforms and fee-based wrap programs at certain financial intermediaries. Program servicing payments typically apply to employee benefit plans, such as retirement plans, or fee-based advisory programs but may apply to retail sales and assets in certain situations. The payments are based on such factors as the type and nature of services or support furnished by the intermediary and are generally asset-based. Services for which an intermediary receives marketing support payments may include, but are not limited to, business planning assistance, advertising, educating the intermediary’s personnel about FT Portfolios Funds in connection with shareholder financial planning needs, placement on the intermediary’s preferred or recommended fund list, and access to sales meetings, sales representatives and management representatives of the intermediary. In addition, intermediaries may be compensated for enabling representatives of FT Portfolios and/or its affiliates to participate in and/or present at conferences or seminars, sales or training programs for invited registered representatives and other employees, client and investor events and other events sponsored by the intermediary. Services for which an intermediary receives program servicing payments typically include, but are not limited to, record keeping, reporting or transaction processing and shareholder communications and other account administration services, but may also include services rendered in connection with Fund/investment selection and monitoring, employee enrollment and education, plan balance rollover or separation, or other similar services. An intermediary may perform program services itself or may arrange with a third party to perform program services. These payments, if any, are in addition to the service fee and any applicable omnibus sub-accounting fees paid to these firms with respect to these services by the FT Portfolios Funds out of FT Portfolios Fund assets.

From time to time, FT Portfolios and/or its affiliates, at its expense, may provide other compensation to intermediaries that sell or arrange for the sale of shares of the FT Portfolios Funds, which may be in addition to marketing support and program servicing payments described above. For example, FT Portfolios and/or its affiliates may: (i) compensate intermediaries for National Securities Clearing Corporation networking system services (e.g., shareholder communication, account statements, trade confirmations and tax reporting) on an asset-based or per-account basis; (ii) compensate intermediaries for providing FT Portfolios Fund shareholder trading information; (iii) make one-time or periodic payments to reimburse selected intermediaries for items such as ticket charges (i.e., fees that an intermediary charges its representatives for effecting transactions in FT Portfolios Fund shares) or exchange order, operational charges (e.g., fees that an intermediary charges for establishing the FT Portfolios Fund on its trading system), and literature printing and/or distribution costs; (iv) at the direction of a retirement plan’s sponsor, reimburse or pay direct expenses of an employee benefit plan that would otherwise be payable by the plan; and (v) provide payments to broker-dealers to help defray their technology or infrastructure costs.

When not provided for in a marketing support or program servicing agreement, FT Portfolios and/or its affiliates may also pay intermediaries for enabling FT Portfolios and/or its affiliates to participate in and/or present at conferences or seminars, sales or training programs for invited registered representatives and other intermediary employees, client and investor events and other intermediary-sponsored events, and for travel expenses, including lodging incurred by registered representatives and other employees in connection with prospecting, asset retention and due diligence trips. These payments may vary depending upon the nature of the event. FT Portfolios and/or its affiliates make payments for such events as it deems appropriate, subject to its internal guidelines and applicable law.

FT Portfolios and/or its affiliates occasionally sponsor due diligence meetings for registered representatives during which they receive updates on various FT Portfolios Funds and are afforded the opportunity to speak with portfolio managers. Although invitations to these meetings are not conditioned on selling a specific number of shares, those who have shown an interest in FT Portfolios Funds are more likely to be considered. To the extent permitted by their firm’s policies and procedures, all or a portion of registered representatives’ expenses in attending these meetings may be covered by FT Portfolios and/or its affiliates.

The amounts of payments referenced above made by FT Portfolios and/or its affiliates could be significant and may create an incentive for an intermediary or its representatives to recommend or offer shares of the FT Portfolios Funds to its customers. The intermediary may elevate the prominence or profile of the FT Portfolios Funds within the intermediary’s organization by, for example, placing the FT Portfolios Funds on a list of preferred or recommended funds and/or granting FT Portfolios and/or its affiliates preferential or enhanced opportunities to promote the FT Portfolios Funds in various ways within the intermediary’s organization. These payments are made pursuant to negotiated agreements with intermediaries. The payments do not change the price paid by investors for the purchase of a share or the amount the FT Portfolios Fund will receive as proceeds from such sales. Furthermore, many of these payments are not reflected in the fees and expenses listed in the fee table section of the FT Portfolios Fund’s Prospectus because they are not paid by the FT Portfolios Fund. The types of payments described herein are not mutually exclusive, and a single intermediary may receive some or all types of payments as described.

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Other compensation may be offered to the extent not prohibited by state laws or any self-regulatory agency, such as FINRA. Investors can ask their intermediaries for information about any payments they receive from FT Portfolios and/or its affiliates and the services it provides for those payments. Investors may wish to take intermediary payment arrangements into account when considering and evaluating any recommendations relating to FT Portfolios Fund shares.

PROXY VOTING POLICIES AND PROCEDURES

The Board has delegated responsibility for decisions regarding proxy voting for securities held by the Fund to the Investment Adviser and the Sub-Adviser. The Investment Adviser and the Sub-Adviser will vote such proxies in accordance with its proxy voting policies and procedures. Copies of the Investment Adviser’s and the Sub-Adviser’s proxy policies and procedures are included as Appendix A to this SAI. The Board will periodically review the Fund’s proxy voting record.

The Fund is required to file Form N-PX, with its complete proxy voting record for the twelve months ended June 30, no later than August 31 of each year. The Fund’s Form N-PX filing, once available, will be available: (i) without charge, upon request, by calling the Fund at 1-(877) 779-1999 or (ii) by visiting the SEC’s website at www.sec.gov.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

The following table sets forth the information concerning beneficial and record ownership as of June 30, 2026, of the Fund’s shares by each person who owned of record, or who was known by the Fund to own beneficially, 5% or more of any class of the outstanding voting securities of the Fund’s Class I Shares. The Fund's shares are sold through channels including broker-dealer intermediaries that may establish single, omnibus accounts with the Fund’s transfer agent. The beneficial owners of these shares, however, are the individual investors who maintain accounts within these broker-dealer intermediaries.

Class I

Name of Shareholder	Shares Owned	Percentage of Outstanding Shares
Charles Schwab & Co., Inc. 211 Main St. San Francisco, CA 94105	867,635	63%

First Trust Capital Partners LLC 120 E Liberty Dr, Suite 400 Wheaton, IL 60187	500,000	36%

Class A

Name of Shareholder	Shares Owned	Percentage of Outstanding Shares
Kathleen Longley 200 One Pershing Plaza, 7th Floor Jersey City, NJ 07399	1,699	44%

Pershing LLC P.O. Box 2052 Jersey City, NJ 07399	2,186	56%

1 The Fund’s shares are sold through channels including broker-dealer intermediaries that may establish single, omnibus accounts with the Fund’s transfer agent. The beneficial owners of these shares, however, are the individual investors who maintain accounts within these broker-dealer intermediaries.

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FINANCIAL STATEMENTS

The Fund’s audited financial statements and financial highlights for the fiscal year ended March 31, 2026 (including the report of Ernst & Young LLP, the Fund’s independent registered public accounting firm) are available in the Fund’s Annual Report and are incorporated by reference into this SAI. No other parts of the Annual Report are incorporated by reference herein. You may obtain the Annual Report free of charge by writing to the Fund, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212, by calling the Fund toll-free at (877) 779-1999 or by following the above hyperlink.

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APPENDIX A — PROXY VOTING POLICIES AND PROCEDURES

First Trust Capital Management L.P.

PROXY POLICY AND PROCEDURE

INTRODUCTION

First Trust Capital Management L.P. (“FTCM”) acts as either the advisor or sub-advisor to a number of registered investment companies, and manager or general partner to a number of non-registered private investment companies (referred to collectively as the “Funds”). In accord with Rule 206(4)-6 of the Investment Advisers Act of 1940, as amended, FTCM has adopted the following policies and procedures to provide information on FTCM’s proxy policy (the “Proxy Policy and Procedure”). These policies and procedures apply only to FTCM. Investment managers engaged as a sub-advisor for at least one of the Funds are required to vote proxies in accord with their own policies and procedures and any applicable management agreements, as agreed upon in the sub-advisory agreement.

GENERAL GUIDELINES

FTCM’s Proxy Policy and Procedure is designed to ensure that proxies are voted in a manner (i) reasonably believed to be in the best interests of the Funds and their shareholders1 and (ii) not affected by any material conflict of interest. FTCM considers shareholders’ best economic interests over the long term (i.e., addresses the common interest of all shareholders over time). Although shareholders may have differing political or social interests or values, their economic interest is generally uniform.

FTCM has adopted voting guidelines to assist in making voting decisions on common issues. The guidelines are designed to address those securities in which the Funds generally invest and may be revised in FTCM’s discretion. Any non-routine matters not addressed by the proxy voting guidelines are addressed on a case-by-case basis, considering all relevant facts and circumstances at the time of the vote, particularly where such matters have a potential for major economic impact on the issuer’s structure or operations. In making voting determinations, FTCM typically will rely on the individual portfolio managers who invest in and track particular companies as they are the most knowledgeable about, and best suited to make decisions regarding, particular proxy matters. In addition, FTCM may conduct research internally and/or use the resources of an independent research consultant. FTCM may also consider other materials such as studies of corporate governance and/or analyses of shareholder and management proposals by a certain sector of companies and may engage in dialogue with an issuer’s management.

FTCM acknowledges its responsibility to identify material conflicts of interest related to voting proxies. FTCM’s employees are required to disclose to the Chief Compliance Officer (“CCO”) any personal conflicts, such as officer or director positions held by them, their spouses or close relatives, in any publicly traded company. Conflicts based on business relationships with FTCM, any affiliate or any person associated with FTCM, will be considered only to the extent that FTCM has actual knowledge of such relationships. FTCM then takes appropriate steps to address identified conflicts. Typically, in those instances when a proxy vote may present a conflict between the interests of the Fund, on the one hand, and FTCM’s interests or the interests of a person affiliated with FTCM on the other, FTCM will abstain from making a voting decision and will document the decision and reasoning for doing so.

In some cases, the cost of voting a proxy may outweigh the expected benefits. For example, casting a vote on a foreign security may involve additional costs such as hiring a translator or traveling to the foreign country to vote the security in person. In such situations, FTCM may abstain from voting a proxy if the effect on shareholders’ economic interests or the value of the portfolio holding is indeterminable or insignificant.

In certain cases, securities on loan as part of a securities lending program may not be voted. Nothing in the proxy voting policies shall obligate FTCM to exercise voting rights with respect to a portfolio security if it is prohibited by the terms of the security or by applicable law or otherwise.

FTCM will not discuss with members of the public how they intend to vote on any particular proxy proposal.

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SPECIAL CONSIDERATIONS

The registered investment companies are subject to the restrictions of Sections 12(d)(1)(A)(i) and (B)(i) of the Investment Company Act of 1940 (the “Act”). Generally, these provisions require that any fund and any entity controlled by that fund (including ETFs that are registered investment companies) may not (i) own, in the aggregate, more than three percent (3%) of the total outstanding voting securities of any registered open-end or closed-end investment company, including money market funds2; (ii) invest more than 5% of its total net assets in any one investment company; or (iii) invest more than 10% of its total assets in the securities of other investment companies. Section 12(d)(1)(F) of the Act provides that the Section 12(d)(1) limitations do not apply to the securities acquired by a fund if (x) immediately after the purchase or acquisition of not more than 3% of the total outstanding stock of such registered investment company is owned by the fund and all affiliated persons of the fund, and (y) the fund is not proposing to offer or sell any security issued by it through a principal underwriter or otherwise at a public or offering price which includes a sales load of more than one and a half percent (1.5%). In the event that one of Funds relies upon Section 12(d)(1)(F), FTCM, acting on behalf of the Fund, will, when voting with respect to any investment company owned by the Fund, comply with either of the following voting restrictions:

●	Seek instruction from the Fund’s shareholders with regard to the voting of all proxies and vote in accordance with such instructions, or

●	Vote the shares held by the Fund in the same proportion as the vote of all other holders of such security.

1 Actions taken in accord with the best interests of the Funds and their shareholders are those which align most closely with the Funds’ stated investment objectives and strategies.

2 The three percent (3%) limit is measured at the time of investment.

●	In addition to Section 12(d)(1)(F), Rule 12d1-4 under the Act states that a registered investment company (“Acquiring Fund”) may purchase or otherwise acquire the securities issued by another registered investment company (the “Acquired Fund”) in excess of the limits of Section 12(d)(1) and an Acquired Fund may sell or otherwise dispose of the securities issued by the Acquiring Fund in excess of the limits of Section 12(d)(1) if certain conditions are met. One of the conditions is that if the Acquiring Fund and its advisory group (as defined by Rule 12d1-4), in aggregate (A) hold more than 25% of the outstanding voting securities of an Acquired Fund that is a registered open-end management investment company or registered unit investment trust as a result of a decrease in the outstanding voting securities of an Acquired Fund, or (B) hold more than 10% of the outstanding voting securities of an Acquired Fund that is a registered closed-end management investment company or business development company, each of those holders will vote its securities in the same proportion as the vote of all other holders of such securities. When relying on Rule 12d1-4, the Fund will comply with such voting restrictions as required by Rule 12d1-4 and any applicable provision in the respective Fund of Funds Agreement with the Acquired Fund.

ISS ProxyEdge

FTCM has a contractual relationship with Institutional Shareholder Services Inc. (“ISS”) through which ISS provides certain proxy management services to FTCM’s portfolio management teams. Specifically, ISS (i) provides access to the ISS ProxyExchange web-based voting and research platform to access vote recommendations, research reports, execute vote instructions and run reports relevant to Subscriber’s proxy voting environment; (ii) implements and maps FTCM’s designated proxy voting policies to applicable accounts and generates vote recommendations based on the application of such policies; and (iii) monitors FTCM’s incoming ballots, performs ballot-to-account reconciliations with FTCM and its third party providers to help ensure that ISS is receiving all ballots for which FTCM has voting rights. As part of our compliance procedures, FTCM’s Compliance Department reviews ISS on a periodic basis. The procedures performed include obtaining and reviewing certain compliance and operational related documents and reviewing a sample of proxies voted during the year to ensure compliance with our proxy voting policies and procedures.

ISS provides two options for how proxy ballots are executed:

1.	Implied Consent: ISS executes ballots on FTCM’s behalf based on policy guidelines chosen at the time FTCM entered into the relationship with ISS.
2.	Mandatory Signoff: ISS is not permitted to mark or process any ballot on FTCM’s behalf without first receiving FTCM’s specific voting instructions via ProxyExchange.

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FTCM has opted for Option 1. Implied Consent and in so doing has chosen to allow ISS to vote proxies on its behalf “with management’s recommendations.” FTCM has the option, however, to change its vote from the “with management’s recommendations” default at any point prior to the voting deadline if the portfolio managers following the subject company determine it is in the best interests of the Funds and their shareholders to do so. In those instances when the subject company’s management has not provided a voting recommendation, FTCM will either vote based on its own determination of what would align most closely with the best interests of the Funds and their shareholders or will opt to allow ISS to submit an “abstain” vote on its behalf. In addition, in those limited instances when share blocking3 may apply, FTCM has instructed ISS not to cast a vote on FTCM’s behalf unless FTCM provides specific instructions via ProxyExchange.

FUND OF FUNDS-SPECIFIC POLICIES AND PROCEDURES

Several of the Funds are “Fund of Funds” that invest primarily in general or limited partnerships or other private investment vehicles (collectively, “Investment Funds”). While it is unlikely that the Fund of Funds will receive notices or proxies from Investment Funds, to the extent that the Fund of Funds do receive such notices or proxies and the Fund of Funds have voting interests in such Investment Funds, the responsibility for decisions regarding proxy voting for securities held by the Fund of Funds lies with FTCM as their advisor. FTCM will vote such proxies in accordance with the proxy policies and procedures noted above.

REGISTERED INVESTMENT COMPANIES-SPECIFIC POLICIES AND PROCEDURES

Each Fund that is registered under the Act is required to file Form N-PX annually, with its complete proxy voting record for the twelve (12) months ended June 30th, no later than August 31st of each year. The Fund’s Form N-PX filing is available (i) without charge, upon request, from the Fund’s administrator or (ii) by visiting the SEC’s website at www.sec.gov.

3 Proxy voting in certain countries requires share blocking. Shareholders wishing to vote their proxies must deposit their shares shortly before the meeting date with a designated depositary. During this blocking period, any shares held by the designated depositary cannot be sold until the meeting has taken place and the shares have been returned to FTCM’s custodian banks. FTCM generally opts not to participate in share blocking proxies given these restrictions on their ability to trade.

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APPENDIX B — PROXY VOTING POLICIES AND PROCEDURES - Sardis Group, LLC

Policy

Rule 206(4)-6 of the Advisors Act requires a registered investment adviser that exercises voting authority with respect to client assets to adopt a written policy reasonably designed to (i) ensure the investment adviser votes in the best interest of its clients, and (ii) addresses how the investment adviser will deal with material conflicts of interest that may arise between the investment adviser and its clients, and (iii) discloses to its clients information about such policies and procedure, and (iv) provide, upon request, information as to how the proxies were voted.

Proxy voting is an important right of shareholders, and reasonable care and diligence must be undertaken to ensure such rights are properly and timely exercised. Sardis has adopted a written proxy voting policy, which may be amended from time to time at the sole discretion of the Firm.

In addition, Sardis may retain a third-party proxy agent to assist it in coordinating and voting proxies. If so, the CCO or designee will conduct documented initial and ongoing due diligence reviews of any proxy service firm selected to provide proxy voting guidance to the Firm. Reviews include but are not limited to monitoring the third-party to assure that all proxies are properly voted, reviewing that fees are appropriate, identifying and evaluating any known conflicts of interest, ensuring proper disclosures are used, and ensuring appropriate records are retained.

Procedures

●

Sardis is committed to voting all proxies in the best interests of its advisory Clients and has established procedures to identify and resolve any conflicts of interest that may arise between the Adviser and its Clients. Clients can direct Sardis to vote their proxies according to guidelines specified in the investment management agreement and may contact Sardis with questions regarding any particular proxy solicitation. When voting securities held in Client accounts, Sardis strives to resolve any conflicts of interest between the Client and its own business interests in a way that most benefits the Client. Unless otherwise specified in the respective offering materials, the Firm does have discretion to vote proxies on behalf of any mutual funds it advises.

●

When entering into an investment management agreement, each Client decides whether to grant Sardis the authority to vote proxies for account securities. Clients can revoke this authority orprovide written instructions regarding specific solicitations. Clients granting Sardis proxy voting authority should ensure that Sardis receives proxy solicitation information from their custodian, while those who do not grant such authority should take steps to receive this information themselves. For accounts where Sardis has been granted proxy voting authority, voting decisions are made in accordance with its Proxy Voting Policy. This policy also governs any voting or consent rights on behalf of Client account securities, including but not limited to plans of reorganization and waivers under applicable indentures.

Voting Guidelines

●	For Client accounts where Sardis holds proxy voting authority (including Registered Funds), it votes proxies in a manner that it believes serves the best interests of its Clients. For all matters Sardis has identified as routine, unless otherwise instructed, Sardis will vote in accordance with the recommendation of the company’s management, unless otherwise instructed or, in Sardis’s opinion, such recommendation is not in the best interests of the Client. Routine matters are typically proposed by a company’s management and meet the following criteria: they do not measurably change the structure, management, control or operation of the company; (ii) they do not measurably change the terms of, or fees or expenses associated with, an investment in the company; and (iii) they are consistent with customary industry standards and practices, as well as the laws of the state of incorporation applicable to the company.

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Conflicts of Interest

●	Should a conflict of interest exist between the Firm and client accounts as to the outcome of certain proxy votes, the Firm is committed to resolving the conflict in the best interest of participating clients before it votes the proxy in question. The Firm may take the following courses of action to resolve the conflict: (a) disclose the conflict to clients and obtain consent before voting; and/or (b) engage a disinterested, qualified third party to determine how the proxy should be voted. The Firm’s CCO, or designee, is responsible for ensuring that all proxies are voted in a timely manner in accordance with proxy policies, that any conflicts of interest are resolved in the best interests of participating clients, and that proxy voting records are retained accordingly.

●	If a material conflict of interest exists, the investment team will determine whether it is appropriate to disclose the conflict to the affected clients, to give the clients an opportunity to vote the proxies themselves, or to address the voting issue through other objective means such as voting in a manner consistent with a predetermined voting policy or receiving an independent third party voting recommendation.

Recordkeeping

●	Sardis maintains records of its proxy votes which are available to Clients upon request. Information about how Sardis voted securities held by a Registered Fund it manages during the most recent twelve-month period ended June 30th shall be available no later than the following August 31st on the Registered Fund’s website and upon request and without charge by emailing us at info@sardisgroup.com or calling us at 404-282-5552. This information will also be available on the SEC’s website at http://www.sec.gov.

●	A summary of this Proxy Voting Policy and Procedures will be included in Sardis’s Form ADV Part 2 and will be updated whenever these policies and procedures are updated. Clients may contact us, via mail or telephone, in order to obtain information on how the client’s proxies have been voted, and to request a copy of these policies and procedures.

●	Sardis will maintain files relating to our proxy voting procedures in an easily accessible place. Records will be maintained and preserved for five years from the end of the fiscal year during which the last entry was made on a record, with records for the first two years kept in our offices. The Firm will also maintain a record of the voting resolution of any conflict of interest.

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APPENDIX C — RATINGS OF INVESTMENTS

DESCRIPTION OF SECURITIES RATINGS

Short-Term Credit Ratings

An S&P Global Ratings short-term issue credit rating is generally assigned to those obligations considered short-term in the relevant market. The following summarizes the rating categories used by S&P Global Ratings for short-term issues:

“A-1” – A short-term obligation rated “A-1” is rated in the highest category by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

“A-2” – A short-term obligation rated “A-2” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitments on the obligation is satisfactory.

“A-3” – A short-term obligation rated “A-3” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken an obligor’s capacity to meet its financial commitments on the obligation.

“B” – A short-term obligation rated “B” is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties that could lead to the obligor’s inadequate capacity to meet its financial commitments.

“C” – A short-term obligation rated “C” is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation.

“D” – A short-term obligation rated “D” is in default or in breach of an imputed promise. For non-hybrid capital instruments, the “D” rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to “D” if it is subject to a distressed debt restructuring.

Local Currency and Foreign Currency Ratings – S&P Global Ratings’ issuer credit ratings make a distinction between foreign currency ratings and local currency ratings. A foreign currency rating on an issuer can differ from the local currency rating on it when the obligor has a different capacity to meet its obligations denominated in its local currency, versus obligations denominated in a foreign currency.

“NR” – This indicates that a rating has not been assigned or is no longer assigned.

Moody’s Investors Service (“Moody’s”) short-term ratings are forward-looking opinions of the relative credit risks of financial obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.

Moody’s employs the following designations to indicate the relative repayment ability of rated issuers:

“P-1” – Issuers (or supporting institutions) rated Prime-1 reflect a superior ability to repay short-term obligations.

“P-2” – Issuers (or supporting institutions) rated Prime-2 reflect a strong ability to repay short-term obligations.

“P-3” – Issuers (or supporting institutions) rated Prime-3 reflect an acceptable ability to repay short-term obligations.

“NP” – Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

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“NR” – Is assigned to an unrated issuer, obligation and/or program.

Fitch, Inc. / Fitch Ratings Ltd. (“Fitch”) short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-term deposit ratings may be adjusted for loss severity. Short-term ratings are assigned to obligations whose initial maturity is viewed as “short-term” based on market convention.1 Typically, this means a time-frame of up to 13 months for corporate, sovereign, and structured obligations and up to 36 months for obligations in U.S. public finance markets. The following summarizes the rating categories used by Fitch for short-term obligations:

“F1” – Securities possess the highest short-term credit quality. This designation indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added “+” to denote any exceptionally strong credit feature.

“F2” – Securities possess good short-term credit quality. This designation indicates good intrinsic capacity for timely payment of financial commitments.

“F3” – Securities possess fair short-term credit quality. This designation indicates that the intrinsic capacity for timely payment of financial commitments is adequate.

“B” – Securities possess speculative short-term credit quality. This designation indicates minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.

“C” – Securities possess high short-term default risk. Default is a real possibility.

“RD” – Restricted default. Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Typically applicable to entity ratings only.

“D” – Default. Indicates a broad-based default event for an entity, or the default of a short-term obligation.

“NR” – Is assigned to an issue of a rated issuer that are not and have not been rated.

The Morningstar DBRS® Ratings Limited (“Morningstar DBRS”) short-term obligation ratings provide Morningstar DBRS’ opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner. The obligations rated in this category typically have a term of shorter than one year. The R-1 and R-2 rating categories are further denoted by the subcategories “(high)”, “(middle)”, and “(low)”.

The following summarizes the ratings used by Morningstar DBRS for commercial paper and short-term debt:

“R-1 (high)” - Short-term debt rated “R-1 (high)” is of the highest credit quality. The capacity for the payment of short-term financial obligations as they fall due is exceptionally high. Unlikely to be adversely affected by future events.

“R-1 (middle)” – Short-term debt rated “R-1 (middle)” is of superior credit quality. The capacity for the payment of short-term financial obligations as they fall due is very high. Differs from “R-1 (high)” by a relatively modest degree. Unlikely to be significantly vulnerable to future events.

“R-1 (low)” – Short-term debt rated “R-1 (low)” is of good credit quality. The capacity for the payment of short-term financial obligations as they fall due is substantial. Overall strength is not as favorable as higher rating categories. May be vulnerable to future events, but qualifying negative factors are considered manageable.

“R-2 (high)” – Short-term debt rated “R-2 (high)” is considered to be at the upper end of adequate credit quality. The capacity for the payment of short-term financial obligations as they fall due is acceptable. May be vulnerable to future events.

“R-2 (middle)” – Short-term debt rated “R-2 (middle)” is considered to be of adequate credit quality. The capacity for the payment of short-term financial obligations as they fall due is acceptable. May be vulnerable to future events or may be exposed to other factors that could reduce credit quality.

1 A long-term rating can also be used to rate an issue with short maturity.

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“R-2 (low)” – Short-term debt rated “R-2 (low)” is considered to be at the lower end of adequate credit quality. The capacity for the payment of short-term financial obligations as they fall due is acceptable. May be vulnerable to future events. A number of challenges are present that could affect the issuer’s ability to meet such obligations.

“R-3” – Short-term debt rated “R-3” is considered to be at the lowest end of adequate credit quality. There is a capacity for the payment of short-term financial obligations as they fall due. May be vulnerable to future events, and the certainty of meeting such obligations could be impacted by a variety of developments.

“R-4” – Short-term debt rated “R-4” is considered to be of speculative credit quality. The capacity for the payment of short-term financial obligations as they fall due is uncertain.

“R-5” – Short-term debt rated “R-5” is considered to be of highly speculative credit quality. There is a high level of uncertainty as to the capacity to meet short-term financial obligations as they fall due.

“D” – A downgrade to “D” may occur when the issuer has filed under any applicable bankruptcy, insolvency or winding-up statute, or there is a failure to satisfy an obligation after the exhaustion of grace periods. Morningstar DBRS may also use “SD” (Selective Default) in cases where only some securities are impacted, such as the case of a “distressed exchange”.

Long-Term Issue Credit Ratings

The following summarizes the ratings used by S&P Global Ratings for long-term issues:

“AAA” – An obligation rated “AAA” has the highest rating assigned by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is extremely strong.

“AA” – An obligation rated “AA” differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitments on the obligation is very strong.

“A” – An obligation rated “A” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitments on the obligation is still strong.

“BBB” – An obligation rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation.

“BB,” “B,” “CCC,” “CC” and “C” – Obligations rated “BB,” “B,” “CCC,” “CC” and “C” are regarded as having significant speculative characteristics. “BB” indicates the least degree of speculation and “C” the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposure to adverse conditions.

“BB” – An obligation rated “BB” is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitments on the obligation.

“B” – An obligation rated “B” is more vulnerable to nonpayment than obligations rated “BB”, but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments on the obligation.

“CCC” – An obligation rated “CCC” is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments on the obligation.

“CC” – An obligation rated “CC” is currently highly vulnerable to nonpayment. The “CC” rating is used when a default has not yet occurred but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.

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“C” – An obligation rated “C” is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared with obligations that are rated higher.

“D” – An obligation rated “D” is in default or in breach of an imputed promise. For non-hybrid capital instruments, the “D” rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within the next five business days in the absence of a stated grace period or within the earlier of the stated grace period or the next 30 calendar days. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to “D” if it is subject to a distressed debt restructuring.

Plus (+) or minus (-) – Ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the rating categories.

“NR” – This indicates that a rating has not been assigned, or is no longer assigned.

Local Currency and Foreign Currency Ratings - S&P Global Ratings’ issuer credit ratings make a distinction between foreign currency ratings and local currency ratings. A foreign currency rating on an issuer can differ from the local currency rating on it when the obligor has a different capacity to meet its obligations denominated in its local currency, versus obligations denominated in a foreign currency.

Moody’s long-term ratings are forward-looking opinions of the relative credit risks of financial obligations with an original maturity of eleven months or more. Such ratings reflect both on the likelihood of default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment. The following summarizes the ratings used by Moody’s for long-term debt:

“Aaa” – Obligations rated “Aaa” are judged to be of the highest quality, subject to the lowest level of credit risk.

“Aa” – Obligations rated “Aa” are judged to be of high quality and are subject to very low credit risk.

“A” – Obligations rated “A” are judged to be upper-medium grade and are subject to low credit risk.

“Baa” – Obligations rated “Baa” are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

“Ba” – Obligations rated “Ba” are judged to be speculative and are subject to substantial credit risk.

“B” – Obligations rated “B” are considered speculative and are subject to high credit risk.

“Caa” – Obligations rated “Caa” are judged to be speculative of poor standing and are subject to very high credit risk.

“Ca” – Obligations rated “Ca” are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

“C” – Obligations rated “C” are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from “Aa” through “Caa.” The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

“NR” – Is assigned to unrated obligations, obligation and/or program.

The following summarizes long-term ratings used by Fitch:

“AAA” – Securities considered to be of the highest credit quality. “AAA” ratings denote the lowest expectation of credit risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

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“AA” – Securities considered to be of very high credit quality. “AA” ratings denote expectations of very low credit risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

“A” – Securities considered to be of high credit quality. “A” ratings denote expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

“BBB” – Securities considered to be of good credit quality. “BBB” ratings indicate that expectations of credit risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity.

“BB” – Securities considered to be speculative. “BB” ratings indicates an elevated vulnerability to credit risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial alternatives may be available to allow financial commitments to be met.

“B” – Securities considered to be highly speculative. “B” ratings indicate that material credit risk is present

“CCC” – A “CCC” rating indicates that substantial credit risk is present.

“CC” – A “CC” rating indicates very high levels of credit risk.

“C” – A “C” rating indicates exceptionally high levels of credit risk.

Defaulted obligations typically are not assigned “RD” or “D” ratings but are instead rated in the “CCC” to “C” rating categories, depending on their recovery prospects and other relevant characteristics.

Plus (+) or minus (-) may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to “AAA” ratings and ratings below the “CCC” category.

“NR” – Is assigned to an unrated issue of a rated issuer.

The Morningstar DBRS long-term credit ratings provide opinions on risk of default. Morningstar DBRS considers risk of default to be the risk that an issuer will fail to satisfy the financial obligations in accordance with the terms under which a long-term obligation has been issued. The obligations rated in this category typically have a term of one year or longer. All rating categories from AA to CCC contain subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category. The following summarizes the ratings used by Morningstar DBRS for long-term debt:

“AAA” – Long-term debt rated “AAA” is of the highest credit quality. The capacity for the payment of financial obligations is exceptionally high and unlikely to be adversely affected by future events.

“AA” – Long-term debt rated “AA” is of superior credit quality. The capacity for the payment of financial obligations is considered high. Credit quality differs from “AAA” only to a small degree. Unlikely to be significantly vulnerable to future events.

“A” – Long-term debt rated “A” is of good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser credit quality than “AA.” May be vulnerable to future events, but qualifying negative factors are considered manageable.

“BBB” – Long-term debt rated “BBB” is of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. May be vulnerable to future events.

“BB” – Long-term debt rated “BB” is of speculative, non-investment-grade credit quality. The capacity for the payment of financial obligations is uncertain. Vulnerable to future events.

“B” – Long-term debt rated “B” is of highly speculative credit quality. There is a high level of uncertainty as to the capacity to meet financial obligations.

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“CCC”, “CC” and “C” – Long-term debt rated in any of these categories is of very highly speculative credit quality. In danger of defaulting on financial obligations. There is little difference between these three categories, although “CC” and “C” ratings are normally applied to obligations that are seen as highly likely to default or subordinated to obligations rated in the “CCC” to “B” range. Obligations in respect of which default has not technically taken place but is considered inevitable may be rated in the “C” category.

“D” – A downgrade to “D” may occur when the issuer has filed under any applicable bankruptcy, insolvency or winding up statute or there is a failure to satisfy an obligation after the exhaustion of grace periods. Morningstar DBRS may also use “SD” (Selective Default) in cases where only some securities are impacted, such as the case of a “distressed exchange”.

Municipal Note Ratings

An S&P Global Ratings U.S. municipal note rating reflects S&P Global Ratings’ opinion about the liquidity factors and market access risks unique to the notes. Notes due in three years or less will likely receive a note rating. Notes with an original maturity of more than three years will most likely receive a long-term debt rating. In determining which type of rating, if any, to assign, S&P Global Ratings’ analysis will review the following considerations:

h	Amortization schedule - the larger the final maturity relative to other maturities, the more likely it will be treated as a note; and

h	Source of payment - the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.

Municipal Short-Term Note rating symbols are as follows:

“SP-1” – A municipal note rated “SP-1” exhibits a strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.

“SP-2” – A municipal note rated “SP-2” exhibits a satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

“SP-3” – A municipal note rated “SP-3” exhibits a speculative capacity to pay principal and interest.

“D” – This rating is assigned upon failure to pay the note when due, completion of a distressed debt restructuring, or the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions.

Moody’s uses the global short-term Prime rating scale (listed above under Short-Term Credit Ratings) for commercial paper issued by U.S. municipalities and nonprofits. These commercial paper programs may be backed by external letters of credit or liquidity facilities, or by an issuer’s self-liquidity.

For other short-term municipal obligations, Moody’s uses one of two other short-term rating scales, the Municipal Investment Grade (“MIG”) and Variable Municipal Investment Grade (“VMIG”) scales provided below.

Moody’s uses the MIG scale for U.S. municipal cash flow notes, bond anticipation notes and certain other short-term obligations, which typically mature in three years or less.

MIG Scale

“MIG-1” – This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

“MIG-2” – This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.

“MIG-3” – This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

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“SG” – This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

“NR” – Is assigned to an unrated obligation, obligation and/or program.

For variable rate demand obligations (“VRDOs”), Moody’s assigns both a long-term rating and a short-term payment obligation rating. The long-term rating addresses the issuer’s ability to meet scheduled principal and interest payments. The short-term payment obligation rating addresses the ability of the issuer or the liquidity provider to meet any purchase price payment obligation resulting from optional tenders (“on demand”) and/or mandatory tenders of the VRDO. The short-term payment obligation rating uses the VMIG scale. Transitions of VMIG ratings with conditional liquidity support differ from transitions of Prime ratings reflecting the risk that external liquidity support will terminate if the issuer’s long-term rating drops below investment grade.

Moody’s typically assigns the VMIG rating if the frequency of the payment obligation is less than every three years. If the frequency of the payment obligation is less than three years but the obligation is payable only with remarketing proceeds, the VMIG short-term rating is not assigned and it is denoted as “NR”.

“VMIG-1” – This designation denotes superior credit quality. Excellent protection is afforded by the superior short-term credit strength of the liquidity provider and structural and legal protections.

“VMIG-2” – This designation denotes strong credit quality. Good protection is afforded by the strong short-term credit strength of the liquidity provider and structural and legal protections.

“VMIG-3” – This designation denotes acceptable credit quality. Adequate protection is afforded by the satisfactory short-term credit strength of the liquidity provider and structural and legal protections.

“SG” – This designation denotes speculative-grade credit quality. Demand features rated in this category may be supported by a liquidity provider that does not have a sufficiently strong short-term rating or may lack the structural and/or legal protections.

“NR” – Is assigned to an unrated obligation, obligation and/or program.

About Credit Ratings

An S&P Global Ratings issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P Global Ratings’ view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and this opinion may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

Ratings assigned on Moody’s global long-term and short-term rating scales are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities.

Fitch’s credit ratings are forward-looking opinions on the relative ability of an entity or obligation to meet financial commitments. Issuer Default Ratings (IDRs) are assigned to corporations, sovereign entities, financial institutions such as banks, leasing companies and insurers, and public finance entities (local and regional governments). Issue-level ratings are also assigned and often include an expectation of recovery, which may be notched above or below the issuer-level rating. Issue ratings are assigned to secured and unsecured debt, securities, loans, preferred stock and other instruments. Credit ratings are indications of the likelihood of repayment in accordance with the terms of the issuance. In limited cases, Fitch may include additional considerations (i.e., rate to a higher or lower standard than that implied in the obligation’s documentation).

Morningstar DBRS offers independent, transparent, and innovative credit analysis to the market. Credit ratings are forward-looking opinions about credit risk that reflect the creditworthiness of an issuer, rated entity, security and/or obligation based on Morningstar DBRS’ quantitative and qualitative analysis in accordance with applicable methodologies and criteria. They are meant to provide opinions on relative measures of risk and are not based on expectations of, or meant to predict, any specific default probability. Credit ratings are not statements of fact. Morningstar DBRS issues credit ratings using one or more categories, such as public, private, provisional, final(ized), solicited, or unsolicited. From time to time, credit ratings may also be subject to trends, placed under review, or discontinued. Morningstar DBRS credit ratings are determined by credit rating committees.

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PART C: OTHER INFORMATION

First Trust Real Assets Fund (the “Registrant”)

Item 25.	Financial Statements and Exhibits

(1)	Financial Statements:

The audited financial statements of the Registrant for the fiscal year ended March 31, 2026, including the report of Ernst & Young LLP, the Registrant’s independent registered public accounting firm, are incorporated by reference to N-CSR (Reg. 811-23763) as previously filed on June 9, 2026.

(2)	Exhibits

(a)(1)	Amended and Restated Agreement and Declaration of Trust dated June 16, 2022 is incorporated by reference to Exhibit (a) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23763) as previously filed on June 17, 2022.

(a)(2)	Certificate of Trust is incorporated by reference to Exhibit (a)(2) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23763) as previously filed on December 10, 2021.

(b)	Amended and Restated By-Laws is incorporated by reference to Exhibit (b) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23763) as previously filed on July 29, 2024.

(c)	Not applicable.

(d)	Refer to Exhibit (a)(1), (b).

(e)	Not applicable.

(f)	Not applicable.

(g)(1)	Investment Management Agreement is incorporated by reference to Exhibit (g)(1) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23763) as previously filed on June 17, 2022.

(g)(2)	Investment Sub-Advisory Agreement is incorporated by reference to Exhibit (g)(2) to the Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23763) as previously filed on July 29, 2025.

(h)(1)	Distribution Agreement is incorporated by reference to Exhibit (h)(1) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23763) as previously filed on June 17, 2022.

(h)(2)	Distribution and Service Plan is incorporated by reference to Exhibit (h)(2) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23763) as previously filed on June 17, 2022.

(i)	Not applicable.

(j)	Amended and Restated Custody Agreement dated January 30, 2023 is incorporated by reference to Exhibit (j) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23763) as previously filed on July 28, 2023.

(k)(1)	Administration, Fund Accounting and Recordkeeping Agreement is incorporated by reference to Exhibit (k)(1) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23763) as previously filed on June 17, 2022.

(k)(2)	Expense Limitation Agreement is incorporated by reference to Exhibit (k)(2) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23763) as previously filed on June 17, 2022.

(k)(3)	Joint Insured Bond Agreement – filed herewith.

(k)(4)	Joint Liability Insurance Agreement – filed herewith.

(k)(5)	Platform Management Agreement dated March 31, 2022 is incorporated by reference to Exhibit (k)(5) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23763) as previously filed on July 28, 2023.

(k)(6)	Credit Facility Agreement dated March 29, 2024 is incorporated by reference to Exhibit (k)(7) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23763) as previously filed on July 29, 2025.

(k)(7)

Second Amended Credit Facility Agreement (Redacted) dated June 26, 2025 is incorporated by reference to Exhibit (k)(7) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23763) as previously filed on July 29, 2025.

(k)(8)	Third Amended Credit Facility Agreement (Redacted) – filed herewith.

(k)(9)	Multiple Class Plan is incorporated by reference to Exhibit (k)(8) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23763) as previously filed on July 29, 2024.

(l)(1)	Opinion and Consent of Faegre Drinker Biddle & Reath LLP is incorporated by reference to Exhibit (l)(1) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23763) as previously filed on June 17, 2022.

(l)(2)	Consent of Faegre Drinker Biddle & Reath LLP – filed herewith.

(m)	Not applicable.

(n)	Consent of Ernst & Young LLP – filed herewith.

(o)	Not applicable.

(p)	Not applicable.

(q)	Not applicable.

(r)(1)	Code of Ethics of Registrant is incorporated by reference to Exhibit (r)(1) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23763) as previously filed on June 17, 2022.

(r)(2)	Code of Ethics of First Trust Capital Management L.P. is incorporated by reference to Exhibit (r)(2) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23763) as previously filed on July 29, 2025.

(r)(3)	Code of Ethics of First Trust Portfolios L.P. is incorporated by reference to Exhibit (r)(3) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23763) as previously filed on July 29, 2025.

(r)(4)	Code of Ethics of Sardis Group, LLC is incorporated by reference to Exhibit (r)(4) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23763) as previously filed on July 29, 2025.

(s)	Powers of Attorney is incorporated by reference to Exhibit (s) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23763) as previously filed on June 17, 2022.

Item 26.	Marketing Arrangements

Not applicable.

Item 27.	Other Expenses of Issuance and Distribution of Securities Being Registered

All figures are estimates:

Registration fees	$0
Legal fees	$117,624
Printing fees	$55,061
Audit fees	$45,640
Blue Sky fees	$35,648
Transfer Agent Fees	$0
Trustees' fees	$55,000
Excise tax	$-
Fund services expense	$45,640
Total	$354,613

Item 28.	Persons Controlled by or Under Common Control With Registrant

The Board of Trustees of the Registrant is identical or substantially identical to the board of trustees and/or board of managers and/or board of directors of certain other funds. Nonetheless, the Registrant takes the position that it is not under common control with the other funds since the power residing in the respective boards arises as a result of an official position with the respective funds. FTRAF Sub1 LLC is a Delaware limited liability company and wholly-owned and controlled subsidiary of the Fund.

Item 29.	Number of Holders of Securities

Title of Class	Number of Shareholders*
Class I Shares	9
Class A Shares	2

*	As of June 30, 2026.

Item 30.	Indemnification

Sections 8.1-8.5 of Article VIII of the Registrant’s Agreement and Declaration of Trust states:

Section 8.1	Limitation of Liability. Neither a Trustee nor an officer of the Trust, when acting in such capacity, shall be personally liable to any person other than the Trust or a beneficial owner for any act, omission or obligation of the Trust, any Trustee or any officer of the Trust. Neither a Trustee nor an officer of the Trust shall be liable for any act or omission in his capacity as Trustee or as an officer of the Trust, or for any act or omission of any other officer or any employee of the Trust or of any other person or party, provided that nothing contained herein or in the Act shall protect any Trustee or officer against any liability to the Trust or to Shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee or the duties of such officer hereunder.

Section 8.2	Indemnification. The Trust shall indemnify each of its Trustees and officers and persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor, or otherwise, and may indemnify any trustee, director or officer of a predecessor organization (each a “Covered Person”), against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and expenses including reasonable accountants’ and counsel fees) reasonably incurred in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which he may be involved or with which he may be threatened, while as a Covered Person or thereafter, by reason of being or having been such a Covered Person, except that no Covered Person shall be indemnified against any liability to the Trust or its Shareholders to which such Covered Person would otherwise be subject by reason of bad faith, willful misfeasance, gross negligence or reckless disregard of his duties involved in the conduct of such Covered Person’s office (such willful misfeasance, bad faith, gross negligence or reckless disregard being referred to herein as “Disabling Conduct”). Expenses, including accountants’ and counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), may be paid from time to time by the Trust in advance of the final disposition of any such action, suit or proceeding upon receipt of (a) an undertaking by or on behalf of such Covered Person to repay amounts so paid to the Trust if it is ultimately determined that indemnification of such expenses is not authorized under this Article VIII and either (b) such Covered Person provides security for such undertaking, (c) the Trust is insured against losses arising by reason of such payment, or (d) a majority of a quorum of disinterested, non-party Trustees, or independent legal counsel in a written opinion, determines, based on a review of readily available facts, that there is reason to believe that such Covered Person ultimately will be found entitled to indemnification.

Section 8.3	Indemnification Determinations. Indemnification of a Covered Person pursuant to Section 8.2 shall be made if (a) the court or body before whom the proceeding is brought determines, in a final decision on the merits, that such Covered Person was not liable by reason of Disabling Conduct or (b) in the absence of such a determination, a majority of a quorum of disinterested, non-party Trustees or independent legal counsel in a written opinion make a reasonable determination, based upon a review of the facts, that such Covered Person was not liable by reason of Disabling Conduct.

Section 8.4	Indemnification Not Exclusive. The right of indemnification provided by this Article VIII shall not be exclusive of or affect any other rights to which any such Covered Person may be entitled. As used in this Article VIII, “Covered Person” shall include such person’s heirs, executors and administrators, and a “disinterested, non-party Trustee” is a Trustee who is neither an Interested Person of the Trust nor a party to the proceeding in question.

Section 8.5	Shareholders. Each Shareholder of the Trust and each Class shall not be personally liable for the debts, liabilities, obligations and expenses incurred by, contracted for, or otherwise existing with respect to, the Trust or by or on behalf of any Class. The Trustees shall have no power to bind any Shareholder personally or to call upon any Shareholder for the payment of any sum of money or assessment whatsoever other than such as the Shareholder may at any time personally agree to pay pursuant to terms hereof or by way of subscription for any Shares or otherwise.

In case any Shareholder or former Shareholder of any Class shall be held to be personally liable solely by reason of his being or having been a Shareholder of such Class and not because of his acts or omissions or for some other reason, the Shareholder or former Shareholder (or his heirs, executors, administrators or other legal representatives, or, in the case of a corporation or other entity, its corporate or other general successor) shall be entitled out of the assets belonging to the applicable Class to be held harmless from and indemnified against all loss and expense arising from such liability. The Trust, on behalf of the affected Class, shall, upon request by the Shareholder, assume the defense of any claim made against the Shareholder for any act or obligation of the Class and satisfy any judgment thereon from the assets of the Class. The indemnification and reimbursement required by the preceding sentence shall be made only out of assets of the one or more Classes whose Shares were held by said Shareholder at the time the act or event occurred that gave rise to the claim against or liability of said Shareholder. The rights accruing to a Shareholder under this Section shall not impair any other right to which such Shareholder may be lawfully entitled, nor shall anything herein contained restrict the right of the Trust or any Class thereof to indemnify or reimburse a Shareholder in any appropriate situation even though not specifically provided herein.

Additionally, the Registrant’s various agreements with its service providers contain indemnification provisions.

Item 31.	Business and Other Connections of Investment Adviser

Information as to the directors and officers of the Registrant’s investment adviser, First Trust Capital Management L.P. (the “Investment Adviser”), together with information as to any other business, profession, vocation, or employment of a substantial nature in which the Investment Adviser, and each director, executive officer, managing member or partner of the Investment Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in its Form ADV as filed with the Securities and Exchange Commission (File No. 801-78504), available at https://adviserinfo.sec.gov/firm/summary/317825, and is incorporated herein by reference.

Information as to the directors and officers of the Registrant’s investment sub-adviser, Sardis Group, LLC (“Sardis Group”), together with information as to any other business, profession, vocation, or employment of a substantial nature in which Sardis Group, and each director, executive officer, managing member or partner of Sardis Group, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in its Form ADV as filed with the Securities and Exchange Commission (File No. 801-131640), available at https://adviserinfo.sec.gov/firm/summary/333854, and is incorporated herein by reference.

Item 32.	Location of Accounts and Records

All accounts, books, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained at the offices of (1) the Registrant’s Administrator, (2) the Investment Adviser, (3) Sardis Group, LLC, and/or (4) the Registrant’s counsel. The address of each is as follows:

1.	UMB Fund Services, Inc.
235 West Galena Street
Milwaukee, WI 53212

2.	First Trust Capital Management L.P.
225 W. Wacker Drive, Suite 2160
Chicago, IL 60606

3.	Sardis Group, LLC 4200 Northside Parkway Building 4, Suite 300 Atlanta, GA 30327

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1.	Not applicable.

2.	Not applicable.

3.	The Registrant undertakes (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)	that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	if the Registrant is relying on Rule 430B [17 CFR 230.430B]:

(A)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or(2) if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)	the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable.

5.	Not applicable.

6.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

7.	Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all the requirements for effectiveness pursuant to Rule 486(b) under the Securities Act of 1933, as amended, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago in the State of Illinois on the 29th day of July, 2026.

First Trust Real Assets Fund

By:	/s/ Michael Peck
	Name:	Michael Peck
	Title:	President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Michael Peck	President and Principal Executive Officer	July 29, 2026
Michael Peck

/s/ Chad Eisenberg	Treasurer and Principal Financial Officer	July 29, 2026
Chad Eisenberg

*Terrance P. Gallagher	Trustee	July 29, 2026
Terrance P. Gallagher

*David G. Lee	Trustee	July 29, 2026
David G. Lee

*Robert Seyferth	Trustee	July 29, 2026
Robert Seyferth

*Gary Shugrue	Trustee	July 29, 2026
Gary Shugrue

*By:	/s/ Ann Maurer
Ann Maurer
Secretary
Attorney-In-Fact (pursuant to Power of Attorney)

Exhibit Index

(k)(3)	Joint Insured Bond Agreement

(k)(4)	Joint Liability Insurance Agreement

(k)(8)	Third Amended Credit Facility Agreement (Redacted)

(l)(2)	Consent of Faegre Drinker Biddle & Reath LLP

(n)	Consent of Ernst & Young LLP